Confidential Submission to the Securities and Exchange Commission dated February 2, 2016 pursuant to Section 6(e) of the Securities Act of 1933

As filed with the Securities and Exchange Commission on [●], 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Rodin Income Trust, Inc.

(Exact name of registrant as specified in its charter)

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Michael Lehrman

Chairman

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Judith D. Fryer, Esq.

Joseph A. Herz, Esq.

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Primary Offering, Class A, Class T and Class I Common Stock, $0.01 par value per share (1) (3)	$1,000,000,000	$100,700
Distribution Reinvestment Plan, Class A, Class T and Class I Common Stock, $0.01 par value per share (1) (4)	$250,000,000	$25,175
Total Class A, Class T and Class I Common Stock, $0.01 par value per share	$1,250,000,000	$125,875

(1)	The registrant reserves the right to reallocate shares of common stock being offered between the primary offering and the distribution reinvestment plan.
(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.
(3)	Represents shares issuable pursuant to the registrant’s primary offering.
(4)	Represents shares issuable pursuant to the registrant’s distribution reinvestment plan. The registrant reserves the right to reallocate the shares of common stock being offered between the primary offering and the distribution reinvestment plan. The registrant will sell shares in the distribution reinvestment plan at $25.25 per Class A Share, per Class T Share and per Class I Share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC and various states is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2016

[LOGO]

Rodin Income Trust, Inc.

$1,250,000,000 Maximum Offering

$2,000,000 Minimum Offering

Rodin Income Trust, Inc. is a newly organized Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 201[●]. We are externally managed by Cantor Real Estate Advisors, LLC, a Delaware limited liability company and wholly-owned subsidiary of our sponsor, Cantor Real Estate Investment Management, LLC. We intend to originate, acquire and manage a diversified portfolio of commercial real estate investments secured by properties located both within and outside of the United States. We are focused on originating and acquiring mortgage loans secured primarily by commercial real estate. We may also invest in commercial real estate securities and properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments. Commercial real estate securities may include commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes.

We are offering up to $1,000,000,000 in shares of common stock to the public in our primary offering. We are offering shares of three classes of our common stock: Class A, Class T and Class I common stock, which we refer to individually as Class A Shares, Class T Shares and Class I Shares, and collectively as our common stock. We are also offering up to $250,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering among the classes of common stock and between the primary offering and our distribution reinvestment plan. We currently expect to offer shares of common stock in our primary offering for two years from the date of this prospectus unless extended by our board of directors.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 to read about risks you should consider before buying shares of our common stock. These risks include the following:

•	We have no operating history and very limited assets. This is a “blind pool” offering and we have not identified any investments to acquire.

•	We set the offering prices of our shares arbitrarily. These prices are unrelated to the book or net value of our assets or to our expected operating income.

•	Our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including offering proceeds. If we pay distributions from sources other than our cash flows from operations, we will have less funds available for investment, borrowings and sales of assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

•	No public market currently exists for our shares, and we have no plans to list our shares on an exchange. Until our shares are listed, if ever, you may not be able to sell your shares. If you are able to sell your shares, you would likely have to sell them at a substantial loss.

•	The amount and timing of distributions we may pay in the future is uncertain. There is no guarantee of any return and you may lose a part or all of your investment in us.

•	We will pay substantial fees to and reimburse expenses of our advisor and its affiliates. These fees increase your risk of loss.

•	All of our executive officers, some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a controlling interest in our advisor, our dealer manager and other entities affiliated with Cantor Fitzgerald, which we refer to as the Cantor Companies. As a result, they will face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Cantor Fitzgerald-advised programs and investors.

•	If we raise substantially less than the maximum offering, we may not be able to invest in a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments and the value of your investment may vary more widely with the performance of specific assets.

•	We depend on our advisor to select our investments and conduct our operations. Our advisor is a newly-formed entity with no operating history. Therefore, there is no assurance our advisor will be successful.

•	Disruptions in the financial markets and stagnate economic conditions could adversely affect our ability to implement our business strategy and generate returns to you.

•	We expect to make foreign investments and will be susceptible to changes in currency exchange rates, adverse political or economic developments, lack of uniform accounting standards and changes in foreign laws.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of our common stock, determined if this prospectus is truthful or complete or passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment.

		Less			Plus
	Price to Public(1)	Selling Commissions(2)	Dealer Manager Fee	Issuer Costs(3)	Sponsor Support(4)	Net Proceeds

Primary Offering
Per Share of Class A Common Stock	$27.17	$1.90	$0.82	$0.27	$0.82	$25.00
Per Share of Class T Common Stock	$26.04	$0.78	$0.78	$0.26	$0.78	$25.00
Per Share of Class I Common Stock	$25.38	$—	$0.13	$0.25	$—	$25.00

Total Minimum	$2,000,000					$2,000,000
Total Maximum	$1,000,000,000	$43,000,000	$27,500,000	$10,000,000	$27,000,000	$946,500,000

Distribution Reinvestment Plan
Per Share of Class A Common Stock	$25.25	$—	$—	$0.25	$—	$25.00
Per Share of Class T Common Stock	$25.25	$—	$—	$0.25	$—	$25.00
Per Share of Class I Common Stock	$25.25	$—	$—	$0.25	$—	$25.00

Total Maximum	$250,000,000			2,500,000		$247,500,000

Total Maximum Offering	$1,250,000,000	$43,000,000	$27,5000,000	$12,500,000	$27,000,000	$1,194,000,000

(1)	We reserve the right to reallocate shares of common stock being offered between the primary offering and our distribution reinvestment plan.
(2)	Discounts are available for some categories of investors for Class A Shares. Reductions in commissions and fees will result in corresponding reductions in the purchase price.
(3)	Issuer costs are expected to consist of, among others, expenses of our organization, legal, bona fide out-of-pocket itemized due diligence expenses, accounting, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other offering-related expenses. The total amount of all items of underwriting compensation, from whatever source, payable to underwriters, broker dealers, or affiliates thereof will not exceed an amount equal to 10% of the gross proceeds raised in the primary offering.
(4)	Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. Our sponsor has agreed that under no circumstances may proceeds from this offering be used to pay the sponsor support reimbursement. See “Management Compensation.”

Our dealer manager, Cantor Fitzgerald & Co., which is also our affiliate, is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $2,500. We currently expect to offer shares of common stock in our primary offering two years from the date of this prospectus, unless extended by our board of directors for up to an additional one year or beyond, as permitted by the Securities and Exchange Commission. If we decide to extend the primary offering period, we will provide that information in a prospectus supplement. We may continue to offer shares under our distribution reinvestment plan after the primary offering terminates until we have sold $250,000,000 in shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement annually to continue the offering. We may terminate this offering at any time.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

The date of this prospectus is [●].

SUITABILITY STANDARDS

The shares we are offering through this prospectus are suitable only as a long-term investment for persons of adequate financial means and who have no need for liquidity in this investment. Because there is no public market for our shares, you will have difficulty selling your shares.

In consideration of these factors, we have established suitability standards for investors in this offering and subsequent purchasers of our shares. These suitability standards require that a purchaser of shares have either:

•	a net worth of at least $250,000; or

•	gross annual income of at least $70,000 and a net worth of at least $70,000.

The states listed below have established suitability requirements that are in addition to ours and investors in these states are directed to the following special suitability standards:

•	Alabama—Alabama investors must represent that, in addition to meeting our suitability standards listed above, they have a liquid net worth of at least ten times their investment in us and other similar programs.

•	California—A California investor must have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of $150,000, and the total investment in our offering may not exceed 10% of the investor’s net worth.

•	Iowa—In addition to our suitability requirements, an Iowa investor must have either: (i) a minimum net worth of $350,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, an investor’s total investment in our shares or any of our affiliates, and the shares of any other non-exchange-traded REIT, cannot exceed 10% of the Iowa resident’s liquid net worth. “Liquid net worth” for purposes of this investment shall consist of cash, cash equivalents and readily marketable securities.

•	Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

•	Kentucky—A Kentucky investor’s aggregate investment in our offering may not exceed 10% of the investor’s net worth.

•	Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

•	Massachusetts—It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.

•	Nebraska—Nebraska investors must limit their investment in us and in the securities of other non-publicly traded REITs to 10% of such investor’s net worth (exclusive of home, home furnishings, and automobiles). Investors who are accredited investors within the meaning of the federal securities laws are not subject to the foregoing limitations.

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•	Nevada—A Nevada investor’s aggregate investment in us must not exceed 10% of the investor’s net worth (exclusive of home, furnishings and automobiles).

•	New Jersey—A New Jersey investor must have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of $150,000, and the aggregate investment in us, shares of our affiliates and other direct participation investments may not exceed 10% of the investor’s liquid net worth.

•	New Mexico—A New Mexico investor’s aggregate investment in our offering, the offerings of our affiliates and the offerings of other non-traded REITs may not exceed 10% of the investor’s liquid net worth.

•	North Dakota—North Dakota residents must represent that, in addition to the suitability standards listed above, they have a net worth of at least ten times their investment in us.

•	Oregon—An Oregon investor’s aggregate investment in us and our affiliates may not exceed 10% of the investor’s net worth.

•	Tennessee—In addition to our suitability requirements, Tennessee residents’ investment must not exceed ten percent (10%) of their liquid net worth (excluding the value of an investor’s home, furnishings and automobiles).

For purposes of determining the suitability of an investor, net worth (total assets minus total liabilities) in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. In the case of sales to fiduciary accounts (such as individual retirement accounts, or IRAs, Keogh Plans or pension or profit-sharing plans), these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution — Suitability Standards” for a detailed discussion of the determinations regarding suitability that we require.

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HOW TO SUBSCRIBE

Investors who meet the suitability standards described herein may purchase shares of our common stock. See “Suitability Standards” and “Plan of Distribution” for the suitability standards. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the applicable subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Each subscription agreement includes representations covering, among other things, suitability.

•	Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the soliciting broker dealer. Initially, your check should be made payable to “[●], as escrow agent for Rodin Income Trust, Inc.,” or “[●], as escrow agent for Rodin Income Trust.” After we meet the minimum offering requirements, your check should be made payable to “Rodin Income Trust, Inc.” or “Rodin Income Trust.”

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum income and net worth standards as described in this prospectus. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within 10 business days from the date the subscription is rejected, or as soon thereafter as practicable. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus, as declared effective by the Securities and Exchange Commission, which we refer to as the “SEC,” as supplemented and amended. If we accept your subscription, our transfer agent will mail you a confirmation.

An approved trustee must process and forward to us subscriptions made through individual retirement accounts, or “IRAs,” Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

What is Rodin Income Trust, Inc.?

Rodin Income Trust, Inc. is a newly organized Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 201[●]. We are externally managed by Cantor Real Estate Advisors, LLC, a Delaware limited liability company and wholly-owned subsidiary of our sponsor, Cantor Real Estate Investment Management, LLC. We are a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate debt and equity investments secured by properties located both within and outside of the United States. We intend to focus on originating and acquiring mortgage loans secured primarily by commercial real estate. We may also invest in commercial real estate securities and properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments. Commercial real estate securities may include commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes.

We were incorporated in the State of Maryland on January 19, 2016 and we have not yet made any investments. Because we have not yet identified any specific assets to originate or acquire, we are considered to be a blind pool.

We plan to own substantially all of our assets and conduct our operations through Rodin Income Trust Operating Partnership, LP, which we refer to as our operating partnership in this prospectus. We are the sole general partner of the operating partnership and, as of the date of this prospectus, our wholly owned subsidiary, Rodin Income Trust OP Holdings, LLC, is the sole limited partner of the operating partnership. Except where the context suggests otherwise, the terms “we,” “us,” “our” and “our company” refer to Rodin Income Trust, Inc., together with its subsidiaries, including the operating partnership and its subsidiaries, and all assets held through such subsidiaries.

Our external advisor, Cantor Real Estate Advisors, LLC, which we refer to as our advisor in this prospectus, will conduct our operations and manage our portfolio of investments. We have no paid employees.

Our office is located at 110 E. 59th Street, New York, NY 10022. Our telephone number is (212) 938-5000. Our fax number is [●], and our web site address is www.[●].com.

What is a REIT?

In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for real estate and real estate-related investments;

•	allows individual investors to invest in a professionally managed, large-scale, diversified portfolio of real estate-related investments;

•	pays distributions to investors of at least 90% of its annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain); and

•	avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied.

Under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), REITs are subject to numerous organizational and operational requirements. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following the year in which we fail to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. We are not currently qualified as a REIT. However, we intend to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31 of the year in which we satisfy the minimum offering requirements.

What is an “UPREIT”?

We plan to own substantially all of our assets and conduct our operations, directly or indirectly, through a limited partnership called Rodin Income Trust Operating Partnership, LP, or our operating partnership. We refer to partnership interests and special partnership interests in our operating partnership, respectively, as common units and special units. We are the sole general partner of our operating partnership and holder of common units in our operating partnership. Because we conduct substantially all of our operations through an operating partnership, we are organized as an umbrella partnership real estate investment trust, or “UPREIT.”

What kind of offering is this?

We are offering up to $1,250,000,000 in shares of common stock on a “best efforts” basis. We are offering $1,000,000,000 in shares in our primary offering at $27.17 per Class A Share, $26.04 per Class T Share and $25.38 per Class I Share. Volume discounts are available to investors who purchase more than $500,000 in Class A Shares through the same participating broker-dealer. Discounts are also available for investors who purchase shares through certain distribution channels. We are offering up to $250,000,000 in shares pursuant to our distribution reinvestment plan at a purchase price initially equal to $25.25 per Class A, Class T and Class I Share. We reserve the right to reallocate the shares we are offering among our classes of common stock and between the primary offering and our distribution reinvestment plan.

How does a “best efforts” offering work?

When shares are offered on a “best efforts” basis, the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. Therefore, we may sell substantially less than the all of the shares that we are offering.

What is the difference between the Class A, Class T and Class I Shares Being Offered?

We are offering to the public three classes of shares of our common stock, Class A Shares, Class T Shares and Class I Shares. The differences between each class relate to the offering price per share, selling commissions and other underwriting compensation payable in respect of each class. No selling commissions are paid with respect to Class I shares. See “Description of Shares” and “Plan of Distribution” for a discussion of the differences between our Class A, Class T and Class I Shares.

The following summarizes the differences in fees and selling commissions among the classes of our common stock.

	Class A	Class T		Class I
Initial Offering Price	$27.17	$26.04		$25.38
Sponsor Support of Selling Commissions (per share)(1)	3.0%	3.0%		—
Selling Commission (per share)(2)	(7.0)%	(3.0)%		—
Dealer Manager Fee (per share)	(3.0)%	(3.0)%		(0.5)%
Distribution Fee (per share)	—	(1.0	)%(2)	—

(1)	Our sponsor or its affiliates will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. Our sponsor has agreed that under no circumstances may proceeds from this offering be used to pay this reimbursement. See “Management Compensation.”
(2)	Before giving effect to sponsor support payment of selling commissions.

(3)	The distribution fee is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of the gross offering price per share (or, if we are no longer offering shares in a public offering, the estimated per share value of Class T Shares, if any has been disclosed). We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) our dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account. We cannot predict if or when any of these events will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the transfer agent determines that the 10% limit on a particular account is reached. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into a number of Class A Shares based on the respective net asset value per share for each class. Stockholders will receive notice that their Class T Shares have been converted into Class A Shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A Share and Class T Share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T Shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T Share. Although we cannot predict the length of time over which this fee will be paid due to potential changes in the estimated net asset value of our Class T Shares, this fee would be paid over approximately 4 years from the date of purchase, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. See “Description of Shares.”

Our Class A Shares, Class T Shares and Class I Shares are available for different categories of investors. Class A Shares and Class T Shares are available to the general public. Class I Shares are available for purchase in this offering only (1) by institutional accounts as defined by FINRA Rule 4512(c), (2) through bank-sponsored collective trusts and bank-sponsored common trusts, (3) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (4) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (5) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (6) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. If you are eligible to purchase any of the classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts if you elect to purchase Class A Shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of common stock you may be eligible to purchase.

The fees and expenses listed above will be payable on a class-specific basis. The per share amount of distributions on Class A Shares and Class I Shares will differ from Class T Shares because of different class-specific expenses. Specifically, distributions paid with respect to all Class T Shares, including those issued pursuant to our DRP, will be lower than those paid with respect to Class A Shares and Class I Shares because the amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. See “Questions and Answers About this Offering” and “Description of Shares” for more information concerning the differences between the Class A Shares and the Class T Shares.

What is the sponsor support of certain selling commissions?

Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. This will result in a reduction in the total selling commissions that we will pay in connection with the primary offering. Our sponsor has agreed that under no circumstances may proceeds from this offering be used to pay the sponsor support reimbursement. See “Management Compensation.”

How will you use the proceeds raised in this offering?

We expect to use substantially all of the net proceeds from our primary offering of $1,000,000,000 in shares to invest in and manage a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. After giving effect to sponsor payment of selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares and depending primarily upon the number of shares we sell in our primary offering and assuming that 40%, 50% and 10% of the shares sold in the primary offering are Class A Shares, Class T Shares and Class I Shares, respectively, and a $27.17 purchase price for Class A Shares, $26.04 purchase price for Class T Shares and $25.38 purchase price for Class I Shares sold in the primary offering and no shares are reallocated from our distribution reinvestment plan to our primary offering, we estimate that we will use 94.1% (assuming all shares available under our distribution reinvestment plan are sold) of the gross proceeds from the primary offering for investments, assuming we raise the maximum offering amount. We will use the remainder of the gross proceeds from the primary offering to pay offering expenses, including selling commissions and the dealer manager fee, to pay acquisition expenses, and to pay a fee to our advisor for its services in connection with the selection and acquisition or origination of our investments. Until we invest the proceeds of this offering in real estate-related loans, real estate-related debt securities and other real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments, and we may be not be able to invest the proceeds in real estate-related investments promptly.

We expect to use substantially all of the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes, including, but not limited to, the repurchase of shares under our share repurchase program.

What is the role of the board of directors?

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Prior to the time we commence this offering, we expect to have five members of our board of directors, three of whom will be independent of our advisor and its affiliates. Our charter requires that a majority of our directors be independent of our advisor except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. Our directors are elected annually by the stockholders.

Who is your advisor and what will the advisor do?

Cantor Real Estate Advisors, LLC is our advisor. As our advisor, Cantor Real Estate Advisors, LLC will manage our day-to-day operations and our portfolio of real estate-related investments on our behalf, all subject to the supervision of our board of directors. Our sponsor, Cantor Real Estate Investment Management, LLC, and its team of real estate and finance professionals acting through our advisor will make most of the decisions regarding the selection, negotiation, financing and disposition of investments. Our advisor also has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Our advisor will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.

What is the experience of your sponsor and the real estate and finance professionals of your advisor?

Our sponsor is a newly-formed Delaware limited liability company. Our sponsor has a highly experienced management team of investment professionals averaging 25 years of experience originating, acquiring and distributing investments consistent with our strategy. The senior management team of our sponsor includes executives with significant investment, operational and management experience in the real estate industry.

How many investments do you currently own?

We currently do not own any investments and have very limited assets. Because we have not yet identified any specific assets to acquire, we are considered to be a blind pool. As significant investments become probable, we will supplement this prospectus to provide information regarding the likely investment. We will also supplement this prospectus to provide information regarding material changes to our portfolio, including the closing of significant asset originations or acquisitions.

Will the distributions I receive be taxable as ordinary income?

Yes and No. Generally, distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent that they purchase shares under the distribution reinvestment plan at a discount to fair market value, if any. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain). Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

How long will this offering last?

We currently expect to offer shares of common stock in our primary offering for two years from the date of this prospectus; however, if we have not sold all primary shares registered in this offering by that time, the Board may determine to continue the primary offering for up to an additional one year or beyond as permitted by SEC rules. We may continue to offer shares under our distribution reinvestment plan after the primary offering terminates until we have sold $250,000,000 in shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement annually to continue the offering. We may terminate this offering at any time.

If our board of directors determines that it is in our best interest, we may conduct a public offering upon the termination of this offering; however, we do not currently intend to commence any such follow-on public offering. Our charter does not restrict our ability to conduct offerings in the future.

Who can buy shares?

An investment in our shares is only suitable for persons who have adequate financial means and who will not need immediate liquidity from their investment. Residents of most states may buy shares in this offering provided that they have either (i) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (ii) a net worth of at least $250,000. For the purpose of determining suitability, net worth does not include an investor’s home, home furnishings or personal automobiles. Certain states have more stringent suitability requirements. See “Suitability Standards.”

Who might benefit from an investment in our shares?

An investment in our shares may be beneficial for you if you meet the minimum suitability standards described in this prospectus, seek to diversify your personal portfolio with a REIT investment focused on real estate-related loans, real estate-related debt securities and other real estate-related investments, seek to receive current income, seek to preserve capital, seek to obtain the benefits of potential long-term capital appreciation and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our shares will not meet those needs.

Is there any minimum investment required?

Yes. We require a minimum investment of $2,500. After you have satisfied the minimum investment requirement, any additional purchases must be in increments of at least $100. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

Are there any special restrictions on the ownership or transfer of shares?

Yes. Our charter contains restrictions on the ownership of our shares that prevent any one person from owning more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of common stock unless exempted (prospectively or retroactively) by our board of directors. These restrictions are designed to enable us to comply with ownership restrictions imposed on REITs by the Internal Revenue Code.

Our charter also limits your ability to sell your shares. Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and unless you are transferring all of your shares, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfer by gift, transfer by inheritance, intrafamily transfer, dissolutions, transfers to affiliates and transfers by operation of law.

Are there any special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in shares?

Yes. The section of this prospectus entitled “ERISA Considerations” describes the effect the purchase of shares will have on individual retirement accounts and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and/or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account should carefully read this section of the prospectus.

We may make some investments that generate “excess inclusion income” which, when passed through to our tax-exempt stockholders, can be taxed as unrelated business taxable income (UBTI) or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

May I make an investment through my IRA, SEP or other tax-deferred account?

Yes. You may make an investment through your individual retirement account (IRA), a simplified employee pension (SEP) plan or other tax-deferred account. In making these investment decisions, you should consider, at a minimum, (i) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account, (ii) whether the investment satisfies the fiduciary requirements associated with your IRA, plan or other account, (iii) whether the investment will generate UBTI to your IRA, plan or other account, (iv) whether there is sufficient liquidity for such investment under your IRA, plan or other account, (v) the need to value the assets of your IRA, plan or other account annually or more frequently, and (vi) whether the investment would constitute a prohibited transaction under applicable law.

Will I be notified of how my investment is doing?

Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;

•	supplements to the prospectus, provided quarterly during the primary offering; and

•	three quarterly financial reports.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary:

•	U.S. mail or other courier;

•	facsimile;

•	electronic delivery; or

•	posting on our website at www.[●].com.

When will I get my detailed tax information?

Your Form 1099-DIV tax information, if required, will be mailed by January 31 of each year.

Who can help answer my questions about the offering?

If you have more questions about the offering, or if you would like additional copies of this prospectus, you should contact your registered representative or contact:

Cantor Fitzgerald & Co.

110 E. 59th Street

New York, NY 10022

Telephone: (212) 938-5000

Fax: [●]

www.[●].com

PROSPECTUS SUMMARY

This prospectus summary summarizes information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that is important to you. To fully understand this offering, you should carefully read this entire prospectus, including the “Risk Factors.” Except where the context suggests otherwise, the terms “company,” “we,” “us,” “our,” and “the Company” refer to Rodin Income Trust, Inc., a Maryland corporation, and its subsidiaries; “advisor” refers to Cantor Real Estate Advisors, LLC, a Delaware limited liability company, our external advisor; “sponsor” refers to Cantor Real Estate Investment Management, LLC, a Delaware limited liability company; “Parent” or “Cantor” refers to Cantor Fitzgerald, L.P., a Delaware limited partnership; and “dealer manager” refers to Cantor Fitzgerald & Co., a New York general partnership.

Our Company

We are a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate investments secured by properties located both within and outside of the United States. We intend to focus on originating and acquiring mortgage loans secured primarily by commercial real estate. The Company may also invest in commercial real estate securities and commercial real estate properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity and mezzanine loans, and participations in such instruments. Commercial real estate securities may include commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes.

We have no employees. We have retained Cantor Real Estate Advisors, LLC, our advisor, to manage our affairs on a day-to-day basis. Cantor Fitzgerald & Co. serves as the dealer manager of the Offering. The advisor and dealer manager are under common control with Cantor, the parent of Cantor Real Estate Investment Management, LLC, our sponsor, as a result of which they are related parties and each of them has received or will receive compensation and fees for services related to the offering, the investment and management of our assets, our operations and potential liquidity event for our company.

In connection with the performance of its duties, we believe that our advisor will benefit from the resources, relationships and expertise of its ultimate parent, Cantor Fitzgerald, L.P. Cantor is a diversified financial services company with a specialization in real estate services for institutional customers operating in the global financial and commercial real estate markets. Over the past 70 years, Cantor has successfully built a well-capitalized business across multiple and growing business lines with numerous market-leading financial services products and commercial real estate businesses. Cantor operates through four business lines: Capital Markets and Investment Banking; Inter-Dealer Brokerage; Real Estate Brokerage and Finance; and Private Equity. Cantor’s Real Estate Brokerage and Finance business principally consists of commercial real estate brokerage and finance services, conducted by Newmark Grubb Knight Frank (“NGKF”) and Cantor Commercial Real Estate (“CCRE”), both of which are leading commercial real estate firms that collectively offer a wide range of services, including leasing and corporate advisory, property management, investment sales and financing to real estate tenants, owners, investors and developers. As of December 31, 2015, Cantor had approximately 10,000 employees operating in most major financial centers throughout the world.

We believe that the commercial real estate investment experience of our advisor’s senior management team along with their access to investment opportunities, when combined with our affiliation with the Cantor franchise, will benefit us in meeting our investment objectives.

Our Competitive Strengths

We believe that our competitive strengths include (i) our affiliation with Cantor, (ii) our advisor’s extensive real estate expertise, (iii) our advisor’s superior sourcing capabilities, (iv) our advisor’s experienced management team, (v) Cantor’s capital markets expertise, (vi) Cantor’s research capabilities and (vii) distribution support commitment.

Our Affiliation with Cantor—Our affiliation with Cantor provides us with unique insight and in-depth expertise of global financial markets, local real estate dynamics and access to potential investment opportunities, many of which we believe will not be available to our competitors.

Cantor is a diversified financial services company with a specialization in real estate services for institutional customers operating in the global financial and commercial real estate markets. Cantor’s major business lines include Capital Markets and Investment Banking and Real Estate Brokerage and Finance.

Cantor’s Capital Markets and Investment Banking business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. Cantor services these customers predominantly through its distribution-based model that provides services to customers for numerous financial instruments, including U.S. government and agency securities, mortgage backed securities, corporate bonds, equities, exchange traded funds, interest rate swaps, foreign currency exchange contracts, futures and options. This business line operates primarily through Cantor Fitzgerald & Co., which is one of only 22 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York.

Cantor’s Real Estate Brokerage and Finance business principally consists of commercial real estate brokerage services, conducted by NGKF, and commercial real estate finance activity, conducted by CCRE.

NGKF is a leading full-service commercial real estate platform offering commercial real estate tenants, owners, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and financial services, consulting, project management, and property and facilities management. These services are supported by proprietary market research and extensive local expertise. NGKF participated in over 17,000 transactions in 2014 across these various services and has consistently won a number of U.S. industry awards and accolades in recognition of its performance and achievements. As of December 31, 2014, NGKF managed more than 200 million square feet of real estate in the United States operating in more than 120 offices with over 4,100 employees, including over 1,500 brokers. Outside of the United States, NGKF is associated with London-based Knight Frank LLP, which is a leading independent, global real estate consultancy firm providing commercial real estate services, operating in approximately 220 key office hubs across Europe, the Middle East, Asia, Australia and Africa.

CCRE is a leading commercial real estate finance company, which originates, securitizes and services fixed and floating-rate commercial mortgages collateralized by diverse commercial real estate assets throughout the United States. CCRE operates one of the largest commercial mortgage loan origination platforms in the United States with approximately 300 commercial real estate and finance professionals. CCRE has originated over 2,500 loans totaling more than $43 billion since its inception in 2010. As of December 31, 2015, CCRE serviced over $50 billion of commercial real estate loans.

As of December 31, 2015, NGKF and CCRE operated collectively from over 120 offices across the United States as shown on the map below.

Extensive Real Estate Expertise—Throughout their careers, our advisor’s executives have collectively originated, acquired, structured, managed, distributed and serviced over $250 billion of commercial real estate investments consistent with our company’s investment strategy throughout numerous real estate cycles.

Superior Sourcing Capabilities—Through our advisor, we can draw on Cantor’s established proprietary origination infrastructure. Our advisor is led by an experienced senior management team of investment professionals who possess longstanding relationships with commercial banks, investment banks, insurance companies, brokerage professionals and other commercial real estate industry participants. We expect the combination of Cantor’s proprietary origination capabilities combined with the experience and relationships of our advisor, will provide us with an ongoing source of investment opportunities, many of which we believe will not be available to our competitors.

Experienced Management Team—Our advisor is managed by an experienced team of investment professionals with an average of more than 25 years of institutional real estate experience at major financial institutions. This management team has led teams of global investment professionals in executing investment strategies consistent with our investment strategy. See “Management—The Advisor” for biographical information regarding these individuals.

Cantor’s Capital Markets Expertise—Through our advisor, we can draw on Cantor’s established expertise within the global capital markets, providing us with a unique perspective on fixed income trends, pricing, and liquidity. Cantor’s Capital Markets and Investment Banking business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. This business operates primarily through Cantor Fitzgerald & Co., which is one of only 22 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York. Cantor’s Investment Banking division underwrites public and private offerings of equity and debt securities and provides financial advisory services to clients in connection with mergers and acquisitions, restructurings and other transactions.

Cantor’s Capital Markets expertise includes a focus on commercial real estate, where Cantor Fitzgerald & Co., acted as a co-manager on the issuance of 51 fixed rate Commercial Mortgage Backed Securities offerings totaling $57 billion between April 1, 2011, and December 31, 2015, representing approximately 26% of total domestic fixed rate CMBS securitizations during the same period. Additionally, Cantor is a leader in at-the-market (“ATM”) follow-on equity offerings, including having filed over 85 REIT ATM programs with an aggregate value of over $15 billion over the past 10 years.

Cantor’s Research Capabilities—Both NGKF and Cantor Fitzgerald & Co. author research, including proprietary research and analyses, related to public companies, including REITs, real estate property types and global markets, as well as overall economic trends and outlooks. This research monitors leading and lagging indicators, tracks and analyzes demand drivers, cyclical patterns and industry trends affecting real estate.

Distribution Support Commitment—Our sponsor has agreed to purchase up to an aggregate of $5.0 million of our Class A shares of common stock at $24.45 per share until [            ,    2017] to the extent cash distributions to our stockholders at a rate of at least 7% per annum for any calendar quarter exceed MFFO for such quarter. Our sponsor will purchase shares following the end of each quarter for a purchase price equal to the amount by which the cash distributions paid to stockholders exceed MFFO for such quarter, up to an amount equal to a 7% cumulative, non-compounded annual return on stockholders’ invested capital, prorated for such quarter. Notwithstanding our sponsor’s obligations pursuant to the distribution support agreement, we are not required to pay distributions to our stockholders at a rate of 7% per annum or at all. For more information regarding our sponsor share purchase support arrangement and our distribution policy, please see “Description of Capital Stock—Distributions.”

Support of Certain Selling Commissions—Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. This will result in a reduction in the total selling commissions that we will pay in connection with the primary offering and therefore increase the estimated amount we will have available for investments. See “Management Compensation.”

Our Target Assets

The real estate in which we intend to invest in will include the following types of commercial real estate loans and other debt and equity investments, including, but not limited to:

•	Mortgage Loans: Loans secured by real estate and evidenced by a first or second priority mortgage. The loans may vary in duration, may bear interest at a fixed or floating rate, and may amortize and typically require a balloon payment of principal at maturity. These investments may encompass a whole loan or may also include pari passu participations within such a mortgage loan. Subordinate mortgage interests, often referred to as “B-notes”, in a junior portion of the mortgage loan have the same borrower and benefit from the same underlying secured obligation and collateral as the senior interest in a mortgage loan. B-notes are subordinated in repayment priority, however, they represent the controlling class;

•	Preferred Equity and Mezzanine Loans: Preferred equity investments that are subordinate to any mortgage and mezzanine loans, but senior to the owner’s common equity. Preferred equity may elect to receive an equity participation. Mezzanine loans made to the owners of a mortgage borrower and secured by a pledge of equity interests in the mortgage borrower. These loans are subordinate to a first mortgage loan but senior to the owner’s equity;

•	Real Estate Securities: Interests in real estate, which may take the form of (i) CMBS or structured notes that are collateralized by pools of real estate debt instruments, often first mortgage loans, (ii) unsecured REIT debt, or (iii) debt or equity securities of publicly traded real estate companies; and

•	Commercial Real Estate Equity Investments: Acquire investments in properties where opportunities exist to enhance value through professional management and restructuring expertise.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions, including with respect to interest rates and general economic and credit market conditions. In addition, in the future we may invest in assets other than our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from regulation under the Investment Company Act of 1940, as amended, or the “Investment Company Act.”

Class A, Class T and Class I Shares of Common Stock

We are offering to the public three classes of shares of our common stock: Class A Shares, Class T Shares and Class I Shares. The following summarizes the fees and selling commissions associated with Class A, Class T and Class I Shares.

	Class A	Class T		Class I
Initial Offering Price	$27.17	$26.04		$25.38
Sponsor Support of Selling Commissions (per share)(1)	3.0%	3.0%		—
Selling Commission (per share)(2)	(7.0)%	(3.0)%		—
Dealer Manager Fee (per share)	(3.0)%	(3.0)%		(0.5)%
Distribution Fee (per share)	—	(1.0	)%(2)	—

(1)	Our sponsor or its affiliates will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. Our sponsor has agreed that under no circumstances may proceeds from this offering be used to pay this reimbursement. See “Management Compensation.”
(2)	Before giving effect to sponsor support payment of selling commissions.
(3)	The distribution fee is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of the gross offering price per share (or, if we are no longer offering shares in a public offering, the estimated per share value of Class T Shares, if any has been disclosed). We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) our dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account. We cannot predict if or when this will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the transfer agent determines that the 10% limit on a particular account is reached. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into a number of Class A Shares based on the respective net asset value per share for each class. Stockholders will receive notice that their Class T Shares have been converted into Class A Shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A Share and Class T Share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T Shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T Share. Although we cannot predict the length of time over which this fee will be paid due to potential changes in the estimated net asset value of our Class T Shares, this fee would be paid over approximately 4 years from the date of purchase, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. See “Description of Shares.”

Our Class A Shares, Class T Shares and Class I Shares are available for different categories of investors. Class A Shares and Class T Shares are available to the general public. Class I Shares are available for purchase in this offering only (1) by institutional accounts as defined by FINRA Rule 4512(c), (2) through bank-sponsored collective trusts and bank-sponsored common trusts, (3) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (4) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (5) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (6) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. If you are eligible to purchase any of the classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts if you elect to purchase Class A Shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of common stock you may be eligible to purchase.

The fees and expenses listed above will be payable on a class-specific basis. The per share amount of distributions on Class A Shares and Class I Shares will differ from Class T Shares because of different class-specific expenses. Specifically, distributions paid with respect to all Class T Shares, including those issued pursuant to our DRP, will be lower than those paid with respect to Class A Shares and Class I Shares because the amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. See “Questions and Answers About this Offering” and “Description of Shares” for more information concerning the differences between the Class A Shares and the Class T Shares.

Investment Objectives

We are focused on acquiring an investment portfolio with a total return profile that is primarily focused on current income. To that end, our primary investment objectives are:

•	to preserve, protect and return your capital contribution; and

•	to pay regular cash distributions.

We may return all or a portion of your capital contribution in connection with the sale of the company or the assets we will acquire or upon maturity or payoff of our investments. Alternatively, you may be able to obtain a return of all or a portion of your capital contribution in connection with the sale of your shares. However, no public trading market for our shares currently exists, or may ever exist and you may not be able to sell your shares.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus beginning on page 27, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock. Some of the more significant risks relating to an investment in our shares include:

•	We have no operating history and very limited assets. This is a “blind pool” offering and we have not identified any investments to acquire.

•	We set the offering prices of our shares arbitrarily. These prices are unrelated to the book or net value of our assets or to our expected operating income.

•	Our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including offering proceeds. If we pay distributions from sources other than our cash flows from operations, we will have less funds available for investment, borrowings and sales of assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

•	No public market currently exists for our shares, and we have no plans to list our shares on an exchange. Until our shares are listed, if ever, you may not sell your shares or if you are able to sell your shares, you would likely have to sell them at a substantial loss.

•	The amount and timing of distributions we may pay in the future is uncertain. There is no guarantee of any return and you may lose a part or all of your investment in us.

•	We will pay substantial fees to and reimburse expenses of our advisor and its affiliates. These fees increase your risk of loss.

•	All of our executive officers, some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a controlling interest in our advisor, our dealer manager and other affiliated Cantor Companies. As a result, they will face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Cantor -advised programs and investors.

•	If we raise substantially less than the maximum offering, we may not be able to invest in a diverse portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments and the value of your investment may vary more widely with the performance of specific assets.

•	We depend on our advisor to select our investments and conduct our operations. Our advisor is a newly-formed entity with no operating history. Therefore, there is no assurance our advisor will be successful.

•	Disruptions in the financial markets and adverse economic conditions could negatively affect our ability to implement our business strategy and generate returns to you.

•	We may make foreign investments and will be susceptible to changes in currency exchange rates, adverse political or economic developments, lack of uniform accounting standards and changes in foreign laws.

Compensation to Our Advisor and its Affiliates

Our advisor and its affiliates will receive compensation and reimbursement for services relating to this offering and the investment and management of our assets. The most significant items of compensation are included in the table below. Selling commissions and dealer manager fees may vary for different categories of purchasers. This table assumes that we sell all shares at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers). No selling commissions or dealer manager fees are payable on shares sold through our distribution reinvestment plan. The allocation of amounts among the Class A Shares, the Class T Shares and the Class I Shares assumes that 40% of the shares of common stock sold in the primary offering are Class A Shares, 50% of the shares of common stock sold in the primary offering are Class T Shares and 10% of the shares of common stock sold in the primary offering are Class I Shares. Certain fees and expense reimbursements will be paid by us while other fees and expense reimbursements will be paid by third parties, including our sponsor. Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

Organization and Offering Stage
Selling Commissions

Class A Shares

3.0% of gross offering proceeds paid by our sponsor or its affiliates and up to 4.0% of gross offering proceeds from the sale of Class A Shares in the primary offering (for a total of up to 7.0%); all or a portion of such selling commissions may be reallowed to participating broker dealers.

Class T Shares

3.0% of gross offering proceeds paid by our sponsor or its affiliates from the sale of Class T Shares in the primary offering; all or a portion of such selling commissions may be reallowed to participating broker dealers (for a total of up to 3.0%).

$86,000 ($56,000 for the Class A Shares, $30,000 for the Class T Shares and $0 for the Class I shares, respectively)/$43,000,000 ($28,000,000 for the Class A Shares, $15,000,000 for the Class T Shares and $0 for the Class I Shares, respectively)

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

Class I Shares No selling commissions will be payable with respect to Class I Shares.
Dealer Manager Fee

Class A Shares

Up to 3.0% of gross offering proceeds from the sale of Class A Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

Class T Shares

Up to 3.0% of gross offering proceeds from the sale of Class T Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

Class I Shares

Up to 0.5% of gross offering proceeds from the sale of Class I Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

$55,000 ($24,000 for the Class A Shares, $30,000 for the Class T Shares and $1,000 for the Class I shares, respectively)/$27,500,000 ($12,000,000 for the Class A Shares, $15,000,000 for the Class T Shares and $500,000 for the Class I Shares, respectively)
Other Organization and Offering Expenses

We reimburse our advisor for organization and offering costs it incurs on our behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. If we raise the maximum offering amount in the primary offering and under the distribution reinvestment plan, we expect organization and offering expenses (other than selling commissions and the dealer manager fee) to be $10,000,000 or 1% of gross offering proceeds. These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of our advisor for costs in connection with preparing supplemental sales materials.

$10,000,000

Acquisition and Development Stage
Acquisition Fees – Advisor	1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition expenses and financing attributable to such investments.	$18,930 (minimum offering and no debt)/ $37,860 (minimum offering and maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets/ $75,720 (minimum offering and leverage such that our total

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

liabilities do not exceed 75% of the cost of our tangible assets (which is the maximum leverage permitted under our charter, unless a majority of our independent directors approves additional borrowings))/$9,465,000 (maximum offering and no debt)/ $18,930,000 (maximum offering and maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets/ $37,860,000 (maximum offering and leverage such that our total liabilities do not exceed 75% of the cost of our tangible assets (which is the maximum leverage permitted under our charter, unless a majority of our independent directors approves additional borrowings))

Acquisition Expenses	Reimbursement of customary acquisition expenses (including expenses relating to potential investments that we do not close), such as legal fees and expenses (including fees of in-house counsel of affiliates and other affiliated service providers that provide resources to us), costs of due diligence (including, as necessary, updated appraisals, surveys and environmental site assessments), travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, real estate-related debt securities and other real estate-related investments. We estimate that these expenses will average approximately 0.5% of the purchase prices of our investments, excluding fees and expenses associated with such investments.	$9,465 (minimum offering and no debt) /$4,732,500 (maximum offering and no debt)/$9,465,000 (maximum offering and maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets) / $18,930,000 (maximum offering and leverage such that our total liabilities do not exceed 75% of the cost of our tangible assets (which is the maximum leverage permitted under our charter, unless a majority of our independent directors approves additional borrowings)).

Distribution Fee	With respect to our Class T Shares only, we will pay our dealer manager a distribution fee, all or a portion of which may be reallowed by the dealer manager to participating broker dealers, that accrues daily and is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the gross offering price per Class T Share in the primary offering, or (ii) if we are no longer offering shares in a public offering, the estimated per	$5,000,000 annually, assuming sale of $500,000,000 of Class T Shares, subject to the 10% limit on underwriting compensation. We estimate that a maximum of

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

share value of Class T Shares, if any has been disclosed. The distribution fee will be payable monthly in arrears and will be paid on a continuous basis from year to year.

We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of our primary offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, sales commissions, and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the primary Class T Shares held in such account. See “Description of Shares.”

$20,000,000 in such fees will be paid over the life of the company; some or all fees may be reallowed.
Operational Stage
Asset Management Fee	A monthly fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated by us for investments, including expenses and any financing attributable to such investments, less any principal received on our debt and securities investments. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.	Actual amounts are dependent upon the total equity and debt capital we raise, the cost of our investments and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses Advisors

We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we generally will not reimburse our advisor for any amount by which our total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in our advisory agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period. After the end of any fiscal quarter for which our total operating expenses exceed this 2%/25% limitation for the four fiscal quarters then ended, if our independent directors exercise their right to conclude that this excess was justified, this fact will be disclosed in writing to the holders of our shares of common stock within 60 days. If our independent directors do not determine such excess expenses are justified, our advisor is required to reimburse us, at the end of the four preceding fiscal quarters, by the amount that our aggregate annual total operating expenses paid or incurred exceed this 2%/25% limitation.

Additionally, we will reimburse our advisor for personnel costs in connection with other services; however, we will not reimburse our advisor for (a) personnel costs in connection with the services for which our advisor earns acquisition fees or disposition fees, or (b) the salaries and benefits of our named executive officers.

Actual amounts are dependent upon the total equity and debt capital we raise, the cost of our investments and the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

Liquidation/Listing Stage

Disposition Fees	For substantial assistance in connection with the sale of investments, as determined by our independent directors, we will pay a disposition fee of 1.0% of the contract sale price of each commercial real estate loan or other investment sold, including mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of commercial real estate debt unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of: (i) 1.0% of the principal amount of the debt prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of certain offering expenses to our sponsor and its affiliates	Our sponsor will pay all or a portion of selling commissions for our Class A Shares and our Class T Shares, 3% of gross offering proceeds, incurred in connection with this offering. We will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event but only after our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital, or (ii) upon the termination of the advisory agreement by us without cause or by the advisor with good reason. The sponsor reimbursement will not be made if we terminate the advisory agreement with cause or the advisor terminates the advisory agreement without good reason.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Special Units	Rodin Income Trust OP Holdings, LLC, an affiliate of our advisor, was issued special units upon its initial investment of $1,000 in our operating partnership and in consideration of services to be provided by our advisor and as the holder of special units will be entitled to receive distributions equal to 15% of our net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after (i) our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital and (ii) our sponsor has received reimbursement for its payment of the selling commissions and the dealer manager fees. In addition, Rodin Income Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units. The special units may be redeemed upon: (i) the listing of our common stock on a national securities exchange; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed; or (iii) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement, in each case for an amount that Rodin Income	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering

Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption. If the event triggering the redemption is: (i) a listing of our shares on a national securities exchange, the enterprise valuation will be calculated based on the average share price of our shares for a specified period; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed, the enterprise valuation will be based on the value of the consideration received or to be received by us or our stockholders on a per share basis; or (iii) an underwritten public offering, the enterprise value will be based on the valuation of the shares as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets.

Conflicts of Interest

Our advisor and its affiliates will experience conflicts of interest in connection with the management of our business. Our sponsor is an indirect subsidiary of Cantor and is organized to provide asset management and other services to us. Cantor also controls CCRE, BGC (including NGKF) and a number of other financial services businesses, including our dealer manager (collectively the “Cantor Companies”). Our executive officers and certain of our directors are also officers, directors and managers of our sponsor and in some cases, other Cantor Companies. Some of the material conflicts that our advisor and its affiliates will face include the following:

•	Our sponsor and its team of real estate and debt finance professionals must determine which investment opportunities to recommend to us and any programs Cantor affiliates may sponsor in the future;

•	Our sponsor and its team of professionals at our advisor and its affiliates (including our dealer manager) will have to allocate their time between us and other Cantor Companies, programs and activities in which they are involved;

•	Our advisor and its affiliates will receive fees in connection with transactions involving the purchase, origination, management and sale of our assets regardless of the quality of the asset acquired or the services provided to us;

•	Our advisor and its affiliates, including our dealer manager, will receive fees in connection with our offerings of equity securities;

•	The negotiations of the advisory agreement and the dealer manager agreement (including the substantial fees our advisor and its affiliates will receive thereunder) will not be at arm’s length;

•	Our advisor may terminate the advisory agreement without penalty upon 60 days’ written notice and, upon termination of the advisory agreement by our advisor, as the holder of special units, may be entitled to have the special units redeemed as of the termination date if our stockholders have received, or are deemed to receive, in the aggregate, cumulative distributions equal to its total invested capital plus a 7.0% cumulative non-compounded annual pre-tax return on such aggregate invested capital. The amount of the payment will be based on an appraisal or valuation of our assets as of the termination date. This potential obligation would reduce the overall return to stockholders to the extent such return exceeds 7.0%; and

•	Our advisor and its affiliates may structure the terms of joint ventures between us and other Cantor Companies.

Our Structure

The following chart indicates the relationship among us, our advisor and certain of its affiliates.

Cantor Fitzgerald, L.P.[1]
100%
CFIM Holdings, LLC
100%
Cantor Real Estate Investment Management, LLC
Initial Stockholder in REIT
100%
Cantor Real Estate Advisors, LLC
Advisory Agreement
100%
Public Stockholders
Common Shares
Rodin Income Trust, Inc.[2]
Dealer Manager Agreement
Cantor Fitzgerald & Co.[3] (Dealer Manager)
General and Limited Partnership Interest
Rodin Income Trust Operating Partnership, L.P.
Special Units[4]
Rodin Income Trust OP Holdings, LLC
Loans & Assets

(1) CF Group Management, Inc. is the managing general partner of Cantor Fitzgerald, L.P. CF Group Management, Inc. is majority owned by Howard W. Lutnick. Cantor Fitzgerald, L.P. indirectly owns Cantor Fitzgerald & Co.

(2) We will initially own a capital interest in the operating partnership consisting of general and limited partnership interests. We are the sole general partner of the operating partnership and, therefore, our board of directors has ultimate oversight and policy-making authority with respect to our operating partnership. Our board of directors has retained our advisor which will be responsible for coordinating the management of our day-to-day operations and the management of our operating partnership subject to the terms of the advisory agreement.

(3) Our dealer manager is owned by an entity that is under common control with Cantor.

(4) The special units will entitle Rodin Income Trust OP Holdings, LLC to receive certain operating partnership distributions. See "Management Compensation."

Estimated Use of Proceeds

After giving effect to sponsor payment of selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares and depending primarily upon the number of shares of each class we sell in our offering and assuming that 40% of the proceeds are from the sale of Class A Shares, 50% of the proceeds are from the sale of Class T Shares and 10% of the proceeds are from the sale of Class I Shares, we estimate that approximately 94.1% (assuming all shares available under our distribution reinvestment plan are sold) and approximately 93.2% (assuming no shares available under our distribution reinvestment plan are sold) of our gross offering proceeds will be available for investments. We have assumed what percentage of shares of each class will be sold based on discussions with our dealer manager but there can be no assurance as to how many shares of each class will be sold. We will use the remainder of the offering proceeds to pay offering costs, including selling commissions and dealer manager fees, to pay acquisition expenses and, upon investment in our targeted assets, to pay acquisition fees in connection with the selection, origination or acquisition, as applicable, of our real estate related investments.

Distributions

We intend to accrue and pay cash distributions on a monthly basis beginning no later than the first calendar quarter after the quarter in which we make our first investment. After we satisfy the minimum offering requirement, we expect to authorize and declare distributions based on daily record dates that will be aggregated and paid on a monthly basis in order for investors to generally begin receiving distributions immediately upon our acceptance of their subscription. Once we commence paying distributions, we expect to continue paying distributions unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. The timing and amount of cash distributions will be determined by our board of directors, in its discretion, and may vary from time to time. In addition to cash distributions, our board of directors may declare special stock distributions. Distributions will be made on all classes of our common stock at the same time. Distribution amounts paid with respect to Class T Shares will be lower than those paid with respect to Class A Shares and Class I Shares because distributions paid with respect to Class T Shares will be reduced by the payment of the distribution fees.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “Federal Income Tax Considerations — Taxation of Rodin Income Trust, Inc. — Annual Distribution Requirements.” In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Generally, our policy is to pay distributions from cash flow from operations. However, our organizational documents permit us to pay distributions to our stockholders from any source, including from borrowings, sale of assets and from offering proceeds or we may make distributions in the form of taxable stock dividends. We have not established a cap on the use of proceeds to fund distributions.

In order to provide additional cash to pay distributions on shares purchased in our primary offering before we have acquired a substantial portfolio of income producing investments, our sponsor has agreed pursuant to the terms of a distribution support agreement in certain circumstances where our cash distributions exceed MFFO, to purchase up to $5.0 million of Class A Shares at $24.45 per share to satisfy the minimum offering amount and to provide additional cash to support distributions to you. The sale of these shares will result in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and your overall return may be reduced.

We define MFFO in accordance with the definition established by the Investment Program Association, or IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO is calculated using funds from operations, or FFO. We expect to compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with accounting principles generally accepted in the United States, or U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment charges on depreciable property owned directly or indirectly and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•	straight-line rent and amortization of above or below intangible lease assets and liabilities;

•	amortization of discounts, premiums and fees on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•	realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•	unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

Distribution Reinvestment Plan

You may participate in our distribution reinvestment plan by checking the appropriate box on the subscription agreement or by filling out an enrollment form we will provide to you at your request.

We are offering up to $250,000,000 in shares pursuant to our distribution reinvestment plan at a purchase price initially equal to $25.25 per Class A, Class T and Class I Share. We reserve the right to reallocate the shares we are offering among our classes of common stock and between the primary offering and our distribution reinvestment plan. We will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to our distribution reinvestment plan. The amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. All Class T Shares will receive the same per share distributions. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 30 days’ notice to the participants. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

Share Repurchase Program

After you have held your shares for at least one year, you may be able to have your shares repurchased by us pursuant to our share repurchase program. However, our share repurchase program includes numerous restrictions that limit our stockholders’ ability to sell their shares. The purchase price for your shares will be equal to the customer account statement value as determined in accordance with the FINRA Rule 15-02, which we refer to as the account statement value. The terms of our share repurchase program are more generous with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence:

•	There is no one-year holding requirement; and

•	During the term of public offering, the redemption price will be the higher of the amount paid to acquire the shares from us or the account statement value.

In order for a determination of disability or incompetence to entitle a stockholder to these special redemption terms, the determination of disability or incompetence must be made by the government entities specified in the share repurchase program.

The share repurchase program contains numerous other restrictions on your ability to sell your shares to us. Unless our board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month. Our board of directors has complete discretion to determine whether all of such funds from the prior month’s distribution reinvestment plan will be applied to redemptions in the following month, whether such funds are needed for other purposes or whether additional funds from other sources may be used for redemptions. Further, during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. Further, during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. We also have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. We may amend, suspend or terminate the program for any reason upon 10 business days’ notice.

Leverage

We expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation, reserves for bad debts or other non-cash reserves), although it may exceed this level during our offering stage. Our charter limits our total liabilities to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debt or other non-cash reserves); however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Liquidity

Subject to then existing market conditions, we expect to consider alternatives for providing liquidity to our stockholders beginning five years from the completion of our offering stage; however, there is no definitive date by which we must do so. We will consider our offering stage complete when we are no longer publicly offering equity securities in a continuous offering, whether through our offering or follow-on public offerings. For this purpose, we do not consider a “public offering of equity securities” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership. While we expect to seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our board of directors has the discretion to consider a liquidity transaction at any time. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of our company, a listing of our shares on a national securities exchange or a similar transaction. Some types of liquidity transactions require, after approval by our board of directors, approval of our stockholders. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest of our company or within the expectations of our stockholders. In the event that we determine not to pursue a liquidity transaction, you may need to retain your shares for an indefinite period of time.

Investment Company Act Considerations

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (relating to private investment companies).

By conducting our business through the operating partnership (itself a majority-owned subsidiary) and its and our other direct and indirect majority-owned subsidiaries established to carry out specific activities, we believe that we and our operating partnership will satisfy both (i.e., we will not be an “investment company” under either of the) tests above. With respect to the 40% test, most of the entities through which we and our operating partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our operating partnership will be holding companies. Through the majority-owned subsidiaries of our operating partnership, we and our operating partnership will be engaged primarily in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our operating partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exclusion from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exclusions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) The exclusion provided by Section 3(c)(5)(C) of the Investment Company Act is available for, among other things, entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an entity maintain at least 55% of its assets in qualifying interests and the remaining 45% of the entity’s portfolio be comprised primarily of real estate-type interests (as such terms have been interpreted by the SEC’s staff). The SEC staff no-action letters have indicated that the foregoing real estate-type interests test will be met if at least 25% of such entity’s assets are invested in real estate-type interests, which threshold is subject to reduction to the extent that the entity invested more than 55% of its total assets in qualifying interests, and no more than 20% of the value of such entity’s assets are invested in miscellaneous investments other than qualifying interests and real estate-type interests. To constitute a qualifying interest under this 55% requirement, a real estate investment must meet various criteria based on SEC staff no-action letters.

We may, however, in the future organize subsidiaries of the operating partnership that will rely on the exclusions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and our operating partnership may seek to rely on the exclusion under Section 3(c)(6) of the Investment Company Act if we and our operating partnership are “primarily engaged,” directly and/or indirectly through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other liens on or interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

Regardless of whether we and our operating partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying interests and in assets that are not real estate-type interests.

In August 2011, the SEC solicited public comment on a wide range of issues related to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including the guidance of the SEC or its staff regarding this exclusion, will not change in a manner that adversely affects our operations. To the extent that the SEC or its staff provides new, different or more specific guidance regarding any of the matters bearing upon the exclusions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

RISK FACTORS

An investment in our common stock involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our common stock. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our common stock to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

We are a newly formed company with no operating history which makes our future performance difficult to predict.

We are a newly formed company with no operating history. We were incorporated in the State of Maryland on January 19, 2016. As of the date of this prospectus, we have not made any investments and have very limited assets. Moreover, if our capital resources are insufficient to support our operations, we will not be successful.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful in this market, we or our advisor must, among other things:

•	identify and originate or acquire investments that further our investment strategies;

•	respond to competition for our targeted investments, as well as for potential investors in us; and

•	capitalize our business operations with sufficient debt and equity.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose all or a portion of your investment.

Because this is a blind-pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment in us more speculative.

Because we have not yet made any investments or identified any investments that we may make, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make, except for investments that may be described in supplements to this prospectus. We will seek to invest substantially all of the net proceeds from the primary offering after the payment of fees and expenses, in real estate-related loans, real estate-related securities and other real estate-related investments. However, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our advisor to select suitable and successful investment opportunities. We also cannot predict our actual allocation of assets at this time because such allocation will also be dependent, in part, upon the amount of financing we are able to obtain, if any, with respect to each asset class in which we invest. Furthermore, our board of directors will have broad discretion in implementing policies regarding mortgagor or tenant creditworthiness and you will not have the opportunity to evaluate potential borrowers, tenants or managers. These factors increase the speculative nature of an investment in us.

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.

Our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from this offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsor or from our advisor’s deferral or waiver of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, we would look first to other third party borrowings to fund these distributions. If we fund distributions from financings, the net proceeds from this offering or sources other than our cash flow from operations, we will have less funds available for investment in real estate-related loans, real estate-related debt securities and other real estate-related investments and your overall return may be reduced.

Pursuant to a distribution support agreement with our sponsor, in certain circumstances where our cash distributions exceed MFFO, our sponsor will purchase up to $5.0 million of Class A Shares at $24.45 per share to provide additional cash to support distributions to you. The sale of these shares will result in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and your overall return may be reduced.

Because no public trading market for your shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the offering price.

There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, you may not sell your shares. In addition, our charter prohibits the ownership of more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock, unless exempted (prospectively or retroactively) by our board of directors, which may discourage large investors from purchasing your shares. In its sole discretion, our board of directors could amend, suspend or terminate our share repurchase program upon 10 business days’ notice. Further, the share repurchase program includes numerous restrictions that will severely limit your ability to sell your shares. We describe these restrictions in more detail under “Description of Shares—Share Repurchase Program.” Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

The availability and timing of distributions to our stockholders is uncertain and cannot be assured.

There is no assurance that distributions will be authorized and paid. We cannot assure you that we will have sufficient cash to pay distributions to you or that the amount of any such distributions will increase over time. In addition, the distribution fees payable with respect to Class T Shares issued in the primary offering will reduce the amount of funds available for distribution with respect to all Class T Shares (including Class T Shares issued pursuant to the distribution reinvestment plan). Should we fail for any reason to distribute at least 90% of our REIT taxable income, we would not qualify for the favorable tax treatment accorded to REITs absent qualifying remedial action.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of our offering proceeds promptly, which may cause our distributions and your investment returns to be lower than they otherwise would be.

The more shares we sell in our offering, the greater our challenge will be to invest all of our net offering proceeds. The large size of our offering increases the risk of delays in investing our net proceeds promptly and on attractive terms. Pending investment, the net proceeds of our offering may be invested in permitted temporary investments, which include short-term United States government securities, bank certificates of deposit and other short-term liquid investments. The rate of return on these investments, which affects the amount of cash available to make distributions to stockholders, has fluctuated in recent years and most likely will be less than the return obtainable from the type of investments in the real estate industry we seek to acquire or originate. Therefore, delays we encounter in the selection, due diligence and acquisition or origination of investments would likely limit our ability to pay distributions to you and lower your overall returns.

We may be required to disclose an estimated net asset value per share of each class of our common stock prior to the conclusion of this offering and the purchase prices you pay for shares of our common stock in this offering may be higher than such estimated net asset value per share, whenever it is determined. The estimated net asset value per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.

To assist members of FINRA and their associated persons that participate in our offering, pursuant to FINRA Conduct Rule 5110, we intend to have our advisor prepare an annual report of the per share estimated value of our shares of each class, the method by which it was developed and the date of the data used to develop the estimated values. For this purpose, our advisor has indicated that it currently intends to use the price paid to acquire a share of each class in our primary offering (ignoring purchase price discounts for certain categories of purchasers) as its estimated per share value of our shares of such class until 150 days following the second anniversary of breaking escrow in this offering. This approach to valuing our shares may bear little relationship and will likely exceed what you might receive for your shares if you tried to sell them or if we liquidated our portfolio.

We expect to disclose an estimated per share value of our shares of each class no later than 150 days following the second anniversary of the date on which we break escrow in this offering, although we may be required, due to contractual obligations in the selling agreements between our participating broker dealers and our dealer manager, or rules that may be adopted by the SEC or the states, or may otherwise determine to provide an estimated per share value of each class based upon a valuation earlier than presently anticipated. If we provide an estimated net asset value per share of each class prior to the conclusion of this offering, our board of directors may determine to modify the offering prices, including the prices at which the shares are offered pursuant to our distribution reinvestment plan, to reflect the estimated net asset value per share. Further, the amendment to NASD Rule 2340 will take effect in April 2016, prior to the anticipated conclusion of this offering, and because we will not have disclosed an estimated net asset value per share before the amended rule takes effect, our stockholders’ customer account statements will include a value per share that is less than the offering price, because the amendment requires the “value” on the customer account statement to be equal to the offering price less up-front underwriting compensation paid by us and certain organization and offering expenses.

Until we disclose an estimated net asset value per share of each class based on a valuation, although our initial price per share of each class represents the price at which most investors will purchase shares in our primary offering, this price and any subsequent estimated values are likely to differ from the price at which a stockholder could resell the shares because: (i) there is no public trading market for our shares at this time; (ii) the prices do not reflect and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of those assets, because the amount of proceeds available for investment from our offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition fees and costs; (iii) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the values of our investments; and (iv) the estimated value does not take into account how developments related to individual assets may increase or decrease the value of our portfolio.

Currently there are no SEC, federal or state rules that establish requirements concerning the methodology to employ in determining an estimated net asset value per share. When determining the estimated value per share of each class from and after 150 days following the second anniversary of breaking escrow in this offering and annually thereafter, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon the fair value of our assets less the fair value of our liabilities under market conditions existing at the time of the valuation. We will value our assets in a manner we deem most suitable under the circumstances, which will include a valuation or an independent appraisal. A committee comprised of independent directors will be responsible for the oversight of the valuation process, including approval of the engagement of any third parties to assist in the valuation of assets, liabilities and unconsolidated investments. We anticipate that any property appraiser we engage will be a member of the Appraisal Institute with the MAI designation or such other professional valuation designation appropriate for the type and geographic locations of the assets being valued and will provide a written opinion, which will include a description of the reviews undertaken and the basis for such opinion. After the initial valuation, valuations will be done annually and may be done on a quarterly rolling basis. The valuations are estimates and consequently should not be viewed as an accurate reflection of the fair value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets.

The U.S. Department of Labor has proposed to amend the definition of “fiduciary” under ERISA and the Code, which could affect the marketing of investments in our shares.

The U.S. Department of Labor has proposed to amend the definition of “fiduciary” under ERISA and the Code. The proposed amendment would broaden the definition of “fiduciary” and make a number of changes to the prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). If and when the proposed changes are finalized, they could have a significant effect on the marketing of investments in our shares to such plans or accounts.

Organization and offering costs as a percentage of gross offering proceeds of this offering will be higher if we raise less than the maximum offering amount.

We will reimburse our advisor, our dealer manager and their affiliates for organization and offering costs they incur on our behalf. If we raise less than the maximum offering amount, our organizational and offering costs as a percentage of gross offering proceeds will increase from our estimate and the percentage of offering proceeds available for investment would decrease accordingly. To the extent that our other organizational and offering expenses are greater than anticipated, the amount of offering proceeds available for investment will be reduced, which may have an adverse effect on our results of operations and our ability to pay distributions to our stockholders.

Our stockholders may experience dilution.

If you purchase shares of our common stock in our offering, you will incur immediate dilution equal to the costs of the offering we incur in selling such shares. This means that investors who purchase our shares of common stock will pay a price per share that exceeds the amount available to us to invest in assets.

In addition, our stockholders do not have preemptive rights. After your purchase in this offering, our board may elect to (i) sell additional shares in this or future public offerings, including through the distribution reinvestment plan, (ii) issue equity interests in private offerings, (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of the operating partnership. To the extent we issue additional equity interests after your purchase in this offering, whether in a primary offering, the distribution reinvestment plan or otherwise, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and distributions per share. Furthermore, you may experience a dilution in the value of your shares depending on the terms and pricing of any share issuances (including the shares being sold in our offering) and the value of our assets at the time of issuance.

Our ability to implement our investment strategy is dependent, in part, upon the ability of our dealer manager to successfully conduct this offering, which makes an investment in us more speculative.

We have retained Cantor Fitzgerald & Co., an affiliate of our advisor, to conduct this offering as our dealer manager. Our dealer manager has not previously acted as a dealer manager for this type of offering or raised proceeds through a similar distribution system. The success of this offering, and our ability to implement our business strategy, is dependent upon the ability of our dealer manager to build and maintain a network of broker-dealers to sell our shares to their clients. If our dealer manager is not successful in establishing, operating and managing this network of broker-dealers, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. In addition, if our dealer manager has difficulties selling our shares of common stock, the amount of proceeds we raise in our offering may be substantially less that the amount we would need to create a diversified portfolio of investments, which could result in less diversification in terms of the type, number and sized of investments that we make. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be disclosed under applicable rules and regulations of the SEC, which means that you will be unable to assess their prior performance with other investment programs.

Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be disclosed under applicable rules and regulations of the SEC. Accordingly, this prospectus does not contain any information concerning prior performance of our sponsor and its affiliates, which means that you will be unable to asses any results from their prior activities before deciding whether to purchase our shares of common stock.

The loss of or the inability to obtain key real estate and finance professionals at our advisor and key employees at our dealer manager could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of your investment.

Our success depends to a significant degree upon the contributions of Mr. Michael Lehrman, Mr. Jon Vaccaro, Mr. Steve Bisgay, Mr. Eric Schwartz and Mr. Chris Milner, each of whom would be difficult to replace. Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or advisor. If any of these persons were to cease their association with us, whether because they are internalized into other Cantor sponsored programs, or otherwise, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor’s and its affiliates’ ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If we lose or are unable to obtain the services of highly skilled professionals our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.

We may not meet the minimum offering requirements for our offering, therefore, you may not have access to your funds for one year from the date of this prospectus.

If the minimum offering requirements, including the requirement that we raise gross offering proceeds of at least $2 million, are not met within one year from the date of this prospectus, our offering will terminate. Subscribers who have delivered their funds into escrow will not have access to those funds until such time. In addition, the interest rate on the funds delivered into escrow may be less than the rate of return you could have achieved from an alternative investment.

In addition, our sponsor or one of its affiliates may purchase shares of our common stock in order to satisfy the minimum offering amount. As such, the satisfaction of the minimum offering amount should not be viewed as an indication of success of our offering and it may not result in our raising sufficient funds to have a diversified portfolio.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce your and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to you.

Our board of directors may change our investment policies generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of the stockholders. In addition to our investment policies, we also may change our stated strategy for any particular investment. These policies may change over time. The methods of implementing our investment policies also may vary, as new investment techniques are developed. Our investment policies, the methods for their implementation, and our other strategies, policies and procedures may be altered by our board of directors without the approval of our stockholders except to the extent that the policies are set forth in our charter. As a result, the nature of your investment could change without your consent.

Risks Related to Conflicts of Interest

Our advisor and its affiliates, including all of our executive officers and some of our directors and other key real estate and finance professionals, will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our executive officers and the key investment professionals relied upon by our advisor are also officers, directors, and managers of certain other Cantor Companies. Our advisor and its affiliates will receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement and the dealer manager agreement;

•	offerings of equity by us, which entitle our dealer manager to dealer-manager fees and will likely entitle our advisor to increased loan acquisition fees and asset management fees;

•	sales of investments, which entitle our advisor to disposition fees and possible subordinated incentive fees;

•	acquisitions of investments and originations of loans, which entitle our advisor to loan acquisition fees and asset management fees and, in the case of acquisitions of investments from other Cantor Companies or affiliates, might entitle affiliates of our advisor to disposition fees and other fees in connection with its services for the seller;

•	borrowings to acquire investments and to originate loans, which borrowings will increase the loan acquisition origination fees and asset management fees payable to our advisor;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle an affiliate of our advisor to have their special units redeemed; and

•	whether and when we seek to sell the company or its assets, which sale could entitle an affiliate of our advisor to a disposition fee and/or have their special units redeemed.

The fees our advisor receives in connection with transactions involving the acquisition or origination of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

We may compete with affiliates of our sponsor and its affiliates for investment opportunities for our company, which could negatively impact our ability to locate suitable investments.

Our investment strategy may overlap with some of the strategies of our sponsor and its affiliates, including CCRE and BGC. CCRE is primarily in the business of originating and securitizing whole mortgage loans secured by commercial real estate. Opportunities to originate or acquire such loans by CCRE may be competitive with our target assets. Although BGC (including NGKF) does not currently originate or acquire competing loans, in the course of NGKF’s business, it may generate fees from the referral of such loan opportunities to third parties. Members of BGC’s and CCRE’s day to day management teams are generally different than our investment professionals. However, there is certain overlap among executives, and both lines of business are under common control with us. CCRE and BGC and their respective subsidiaries are not restricted from competing with our business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring loan opportunities to third parties in exchange for fees. CCRE and BGC are not required to refer any such opportunities to us. Our advisor and our sponsor face conflicts of interest relating to performing services on our behalf and allocating investment opportunities to us, and such conflicts may not be resolved in our favor, meaning we could acquire less attractive assets, which could limit our ability to make distributions and reduce your overall investment return.

Our advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our advisor, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by a majority of our independent directors, we may enter into joint venture agreements with other Cantor Companies or affiliated entities for the acquisition, development or improvement of properties or other investments. Our advisor and its affiliates, the advisors to the other Cantor Companies and the investment advisers to institutional investors in real estate and real estate-type interests, have some of the same executive officers, directors and other key real estate and finance professionals, and these persons will face conflicts of interest in determining which program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Cantor-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Cantor-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Cantor-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. As a result, these co-venturers may benefit to our and your detriment.

The fees we pay to our advisor and its affiliates in connection with our offering and in connection with the origination, acquisition and management of our investments were not determined on an arm’s length basis; therefore, we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our advisor, our dealer manager and other affiliates for services they provide for us were not determined on an arm’s length basis. As a result, the fees have been determined without the benefit of arm’s length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to third parties for such services.

Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our advisory agreement, our advisor will be entitled to fees and other amounts that may result in our advisor recommending actions that maximize these amounts even if the actions are not in our best interest. Further, because our advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our advisor’s interests are not wholly aligned with those of our stockholders. In that regard, our advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our advisor to incentive compensation. In addition, our advisor’s entitlement to fees upon the sale of our investments and to participate in net sales proceeds could result in our advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Upon termination of our advisory agreement for any reason, including for cause, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and the special unit holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the special unit holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date. In addition, our sponsor may be entitled to reimbursement for its payment of certain selling commissions made on our behalf. To avoid paying these fees, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares of common stock or disposition of our investments even if termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to our advisor upon our advisor’s termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the fee to our advisor.

Our advisor, the real estate and debt finance professionals assembled by our advisor, their affiliates and our officers will face competing demands on their time and this may cause our operations and your investment to suffer.

We rely on our advisor and the real estate and debt finance professionals our advisor has assembled, including Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner, for the day-to-day operation of our business. Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner also executive officers or managers of certain other Cantor Companies and affiliates. As a result of their interests in other Cantor Fitzgerald and affiliates, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner will face conflicts of interest in allocating their time among us, our advisor and its affiliates, other Cantor Companies as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are desirable. As a result, the returns on our investments, and the value of your investment, may decline.

Our executive officers and our advisor’s and its affiliates’ key investment professionals who perform services for us perform services for other entities to whom they may also owe duties that will conflict with their duties to us.

Our executive officers and our advisor’s and its affiliates’ key investment professionals provide services for multiple Cantor Companies. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to us and stockholders. In addition, our sponsor may grant equity interests in our advisor and the special unit holder, to certain management personnel performing services for our advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to stockholders and to maintain or increase the value of our assets.

Because other real estate programs may be offered through our dealer manager concurrently with our offering, our dealer manager may face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.

Our dealer manager may also act as the dealer manager for the public and private offerings of other programs sponsored by our sponsor or other Cantor Companies. In addition, future programs sponsored by our sponsor or other Cantor Companies may seek to raise capital through public offerings conducted concurrently with our offering. As a result, our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsor will generally seek to avoid simultaneous offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and strategies. Nevertheless, there may be periods during which one or more programs sponsored by our sponsor will be raising capital and may compete with us for investment capital. Such conflicts may not be resolved in our favor and you will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment.

Risks Related to This Offering and Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (relating to private investment companies).

By conducting our business through the operating partnership (itself a majority-owned subsidiary) and its and our other direct and indirect majority-owned subsidiaries established to carry out specific activities, we believe that we and our operating partnership will satisfy both (i.e., we will not be an “investment company” under either of the) tests above. With respect to the 40% test, most of the entities through which we and our operating partnership will own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our operating partnership will be holding companies. Through the majority-owned subsidiaries of our operating partnership, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our operating partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exclusion from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exclusions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) The exclusion provided by Section 3(c)(5)(C) of the Investment Company Act is available for, among other things, entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an entity maintain at least 55% of its assets in qualifying interests and the remaining 45% of the entity’s portfolio be comprised primarily of real estate-type interests (as such terms have been interpreted by the SEC’s staff). The SEC staff no-action letters have indicated that the foregoing real estate-type interests test will be met if at least 25% of such entity’s assets are invested in real estate-type interests, which threshold is subject to reduction to the extent that the entity invested more than 55% of its assets in qualifying interest, and no more than 20% of the value of such entity’s assets are invested miscellaneous assets other than qualifying interests and real estate-type interests. To constitute a qualifying interest under this 55% requirement, a real estate investment must meet various criteria based on no-action letters.

We may, however, in the future organize subsidiaries of the operating partnership that will rely on the exclusions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and our operating partnership may seek to rely on the exception from registration under Section 3(c)(6) of the Investment Company Act if we and our operating partnership are “primarily engaged,” directly and/or through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other liens on or interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, we and/or our subsidiaries may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we or our subsidiaries may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business. For more information related to compliance with the Investment Company Act, see “Investment Objectives and Criteria – Investment Limitations to Avoid Registration as an Investment Company.”

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of (or actual income from) our qualifying interests (or from or of our Section 3(c)(5)(C) subsidiaries holding such interests) changes as compared to the market value or income potential of our non-qualifying interests, or if the market value or income potential of (or actual income from) our assets that are considered “real estate-type interests” under the Investment Company Act or “real estate-related assets” under the REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-type interests” under the Investment Company Act or “real estate-related assets” under the REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following limited matters:

•	the election or removal of directors;

•	the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to (a) increase or decrease the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue, (b) effect certain reverse stock splits, and (c) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

•	our liquidation or dissolution;

•	our conversion;

•	certain reorganizations of our company, as provided in our charter; and

•	certain mergers, consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter.

Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks you face as a stockholder.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Our charter does not require our board of directors to pursue a transaction providing liquidity to you. If our board of directors determines to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation and/or sale, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which our investments are located and federal income tax effects on you that may prevail in the future. We cannot guarantee that we will be able to liquidate all of our assets on favorable terms, if at all. In addition, we are not restricted from effecting a liquidity transaction with a company affiliated with Cantor Fitzgerald, which may result in certain conflicts of interest. After we adopt a plan of liquidation and/or sale, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction or delay such a transaction due to market conditions, our common stock may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your shares to cash easily, if at all, and could suffer losses on your investment in our shares.

You may not be able to sell your shares under our share repurchase program and, if you are able to sell your shares under the program, you may not be able to recover fully the amount of your investment in our shares.

Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the share repurchase program, except for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share repurchase program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (ii) unless our board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. Our board is free to amend, suspend or terminate the share repurchase program upon 10 business days’ notice. See “Description of Shares — Share Repurchase Program” for more information about the program. The restrictions of our share repurchase program will severely limit your ability to sell your shares should you require liquidity and will limit your ability to recover the value you invest in us.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.

Our dealer manager, Cantor Fitzgerald & Co., is one of our affiliates. Because our dealer manager is an affiliate, its due diligence review and investigation of us and the prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offering.

Payment of fees to our advisor and its affiliates will reduce cash available for investment and distribution and increases the risk that you will not be able to recover the amount of your investment in our shares.

Our advisor and its affiliates will perform services for us in connection with the selection, acquisition, origination, management, and administration of our investments. We will pay them substantial fees for these services, which will result in immediate dilution to the value of your investment and will reduce the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor may be increased, subject to approval by our board of directors, including a majority of our independent directors, and the other limitations in our advisory agreement and charter, which would further dilute your investment and reduce the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares of each class we sell in our primary offering and assuming that 40% of the proceeds are from the sale of Class A Shares at a price of $27.17 per Class A Share in our primary offering and $25.25 per Class A Share in our distribution reinvestment plan, 50% of the proceeds are from the sale of Class T Shares at a price of $26.04 per Class T Share in our primary offering and $25.25 per Class T Share in our distribution reinvestment plan and 10% of the proceeds are from the sale of Class I Shares at a price of $25.38 per Class I Share in our primary offering and $25.25 per Class I Share in our distribution reinvestment plan, we estimate that we will use 94.1% (assuming all shares available pursuant to our DRP are sold) of the gross proceeds from the primary offering for investments.

These fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. These substantial fees and other payments also increase the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange. For a discussion of our fee arrangement with our advisor and its affiliates, see “Management Compensation.”

Failure to procure adequate capital and funding would negatively impact our results and may, in turn, negatively affect our ability to make distributions to our stockholders.

We will depend upon the availability of adequate funding and capital for our operations. The failure to secure acceptable financing could reduce our taxable income, as our investments would no longer generate the same level of net interest income due to the lack of funding or increase in funding costs. A reduction in our net income could reduce our liquidity and our ability to make distributions to our stockholders. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. Therefore, in the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on our ability to make distributions.

You may be more likely to sustain a loss on your investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsor has only invested $200,001 in us through the purchase of 8,180 Class A Shares at $24.45 per share. Therefore, if we are successful in raising enough proceeds to reimburse our sponsor for our significant organization and offering expenses, our sponsor will have little exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Our charter includes a provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended. The offeror must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with these requirements, no stockholder may transfer any shares held by such stockholder to the offeror without first offering the shares to us at the tender offer price offered in such tender offer. In addition, the noncomplying offeror stockholder shall be responsible for all of our company’s expenses in connection with that offeror’s noncompliance. This provision of our charter may discourage a person from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Risks Related to Our Investments

Our investments will be subject to the risks typically associated with real estate.

We intend to invest in a diverse portfolio of real estate-related loans, real estate-related securities and other real estate-related investments. Each of these investments will be subject to the risks typically associated with real estate. Our loans held for investment will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination or acquisition of those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in residential and commercial mortgage-backed securities, collateralized debt obligations and other real estate-related investments may be similarly affected by real estate property values. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties;

•	the potential for uninsured or underinsured property losses; and

•	periods of high interest rates and tight money supply.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of our borrowers to pay their loans and our tenants to pay their rent, as well as on the value that we can realize from other real estate-type interests we originate, own or acquire.

The commercial real estate industry has been and may continue to be adversely affected by economic conditions in the United States and the global financial markets generally.

Our business and operations are dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions in the United States and abroad. The U.S. economy is continuing to experience relatively slow growth even though the broader markets are experiencing stress. A worsening of economic conditions would likely have a negative impact on the commercial real estate industry generally and on our business and operations specifically. Additionally, disruptions in the global economy, whether as a result of recent economic conditions in China and the Euro-zone, regional conflict or otherwise, may also have a negative impact on the commercial real estate market domestically. Adverse conditions in the commercial real estate industry could harm our business and financial condition by, among other factors, reducing the value of our existing assets, limiting our access to debt and equity capital, harming our ability to originate new commercial real estate debt and otherwise negatively impacting our operations.

Challenging economic and financial market conditions could significantly reduce the amount of income we earn on our commercial real estate investments and further reduce the value of our investments.

Challenging economic and financial market conditions may cause us to experience an increase in the number of commercial real estate investments that result in losses, including delinquencies, non-performing assets and taking title to collateral and a decrease in the value of the property or other collateral which secures our investments, all of which could adversely affect our results of operations. We may incur substantial losses and need to establish significant provision for losses or impairment. Our revenue from investments could diminish significantly

Any investments in real estate-related loans and real estate-related securities in distressed debt will involve more risk than in performing debt.

Distressed debt may include sub- and non-performing real estate loans acquired from financial institutions and performing loans acquired from distressed sellers.

Traditional performance metrics of real estate-related loans are generally not meaningful for non-performing real estate-related loans. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Properties securing non-performing loan investments are typically non-stabilized or otherwise not performing optimally. An appraisal of such a property involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in a non-performing loan. These strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing loans and make investments in such loans riskier than investments in performing debt.

We depend on borrowers and tenants for a substantial portion of our revenue and, accordingly, our revenue and our ability to make distributions to you will be dependent upon the success and economic viability of such borrowers and tenants.

The success of our origination or acquisition of investments significantly depends on the financial stability of the borrowers and tenants underlying such investments. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses.

Lease defaults, terminations or landlord-tenant disputes may reduce our income from our real estate investments.

The creditworthiness of tenants in our real estate investments has been, or could become, negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Upon a lease default, we may have limited remedies, be unable to accelerate lease payments and have limited or no recourse against a guarantor. Tenants as well as guarantors may have limited or no ability to satisfy any judgments we may obtain. We may also have duties to mitigate our losses and we may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect our results of operations.

A significant portion of our leases may expire in the same year.

A significant portion of the leases for our real estate investments may expire in the same year. As a result, we could be subject to a sudden and material change in value of our real estate investments and available cash flow from such investments in the event that these leases are not renewed or in the event that we are not able to extend or refinance the mortgage notes payable on the properties that are subject to these leases.

The commercial real estate debt we originate and invest in and the commercial real estate loans underlying the commercial real estate securities we invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by commercial real estate and are subject to risks of delinquency, foreclosure, loss and bankruptcy of the borrower, all of which are and will continue to be prevalent if the overall economic environment does not continue to improve. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. Net operating income of a property can be affected by, each of the following factors, among other things:

•	macroeconomic and local economic conditions;

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location and condition;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	competition from comparable types of properties;

•	effects on a particular industry applicable to the property, such as hotel vacancy rates;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	branding, marketing and operational strategies;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates;

•	real estate tax rates and other operating expenses;

•	acts of God;

•	social unrest and civil disturbances;

•	terrorism; and

•	increases in costs associated with renovation and/or construction.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs and the underlying asset value is less than the loan amount, we will suffer a loss.

In the event of any default under a commercial real estate loan held directly by us, we will bear a risk of loss of principal or accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial real estate loan, which could have a material adverse effect on our cash flow from operations. In the event of a default by a borrower on a non-recourse commercial real estate loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the commercial real estate loan. If a borrower defaults on one of our commercial real estate investments and the underlying property collateralizing the commercial real estate debt is insufficient to satisfy the outstanding balance of the debt, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy as the loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court) and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. We are also exposed to these risks though the commercial real estate loans underlying commercial real estate loan underlying a commercial real estate security we hold may result in us not recovering a portion or all of our investment in such commercial real estate security.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

The mezzanine loans which we may originate or in which we may invest would involve greater risks of loss than senior loans secured by the same properties.

We may originate or invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Transitional mortgage loans may involve a greater risk of loss than conventional mortgage loans.

We may provide transitional mortgage loans secured by mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional mortgage loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a transitional mortgage loan. We may, therefore, be dependent on a borrower’s ability to obtain permanent financing to repay our transitional mortgage loan, which could depend on market conditions and other factors. Transitional mortgage loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under transitional mortgage loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the transitional mortgage loan. To the extent we suffer such losses with respect to our investments in transitional mortgage loans, the value of our company and of our common stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, non-conforming and non-investment grade loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

Our investments in subordinated loans and subordinated commercial mortgage-backed securities may be subject to losses.

We intend to acquire or originate subordinated loans and may invest in subordinated commercial mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related residential and commercial mortgage-backed securities, the securities in which we invest may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to us.

Construction loans involve a high risk of loss if we are unsuccessful in raising the unfunded portion of the loan or if a borrower otherwise fails to complete the construction of a project. Land loans and pre-development loans involve similarly high risks of loss if construction financing cannot be obtained.

We may invest in construction loans. If we are unsuccessful in raising the unfunded portion of a construction loan, there could be adverse consequences associated with the loan, including a loss of the value of the property securing the loan if the construction is not completed and the borrower is unable to raise funds to complete it from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. Further, other non-cash flowing assets such as land loans and pre-development loans may fail to qualify for construction financing and may need to be liquidated based on the “as-is” value as opposed to a valuation based on the ability to construct certain real property improvements. The occurrence of such events may have a negative impact on our results of operations. Other loan types may also include unfunded future obligations that could present similar risks.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially and adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and the possibility of construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Investments that are not United States government insured involve risk of loss.

We expect to originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans and mezzanine loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the price of our common stock may be adversely affected.

The commercial mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of commercial mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Commercial mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate commercial mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate residential and commercial mortgage-backed securities will not be fully paid. Subordinate residential and commercial mortgage-backed securities are also subject to greater credit risk than those residential and commercial mortgage-backed securities that are more highly rated.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, either of which could lead to a significant decrease in our results of operations and cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as our interest rate swaps that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of investments. Changes in interest rates may also affect borrower default rates.

To the extent that our financing costs will be determined by reference to floating rates, such as LIBOR or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (a) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (b) the level and movement of interest rates, and (c) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on our floating rate investments may not compensate for such increase in interest expense. At the same time, the interest income we earn on our fixed-rate investments would not change, the duration and weighted average life of our fixed-rate investments would increase and the market value of our fixed-rate investments would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate investments would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

Prepayments can adversely affect the yields on our investments.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers’ abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when interest rates decline. Consequently, owners of the loans may reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage to the extent that we have a portfolio of residential mortgage-backed security (“RMBS”) and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders.

The yield of our other assets may be affected by the rate of prepayments. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of any prepayments we receive in assets with at least an equivalent yield, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We will price our assets based on our assumptions about future credit spreads for financing of those assets. We expect to obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or LIBOR. If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, our income may be reduced or we may suffer losses.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The direct or indirect effects of the Dodd-Frank Wall Street Reform Act, or the Dodd-Frank Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, may have an adverse effect on our interest rate hedging activities.

In July 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act provides for significantly increased regulation of and restrictions on derivatives markets and transactions that could affect our interest rate hedging or other risk management activities, including: (i) regulatory reporting for swaps; (ii) mandated clearing through central counterparties and execution through regulated exchanges or electronic facilities for certain swaps; and (iii) margin and collateral requirements. Although the U.S. Commodity Futures Trading Commission has not yet finalized certain requirements, many other requirements have taken effect, such as swap reporting, the mandatory clearing of certain interest rate swaps and credit default swaps and the mandatory trading of certain swaps on swap execution facilities or exchanges. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are adopted and market practice develops, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs of entering into such transactions, and may result in us entering into such transactions on less favorable terms than prior to effectiveness of the Dodd-Frank Act and the rules promulgated thereunder. The occurrence of any of the foregoing events may have an adverse effect on our business.

Our investments in debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments discussed in this prospectus. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments also discussed in this prospectus. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the senior claims of banks and other lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to us.

Your investment may be subject to additional risks if we make additional international investments.

We may make or purchase mortgage, mezzanine or other loans or participations in mortgage, mezzanine or other loans made by a borrower located in non-U.S. markets secured by property located in non-U.S. markets. These investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

•	governmental laws, rules and policies including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

•	variations in currency exchange rates;

•	adverse market conditions caused by inflation or other changes in national or local economic conditions;

•	changes in relative interest rates;

•	changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

•	changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

•	our REIT tax status not being respected under foreign laws, in which case any income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes, and value added taxes;

•	lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);

•	changes in land use and zoning laws;

•	more stringent environmental laws or changes in such laws;

•	changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;

•	we, our sponsor and its affiliates have relatively less experience with respect to investing in real property or other investments in Europe as compared to domestic investments; and

•	legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

Investments in properties or other real estate investments outside the United States subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Revenues generated from any properties or other real estate investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States may subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our revenues, operating margins and distributions and may also affect the book value of our assets and the amount of stockholders’ equity.

Changes in foreign currency exchange rates used to value a REIT’s foreign assets may be considered changes in the value of the REIT’s assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Inflation in foreign countries, along with government measures to curb inflation, may have an adverse effect on our investments.

Certain countries have in the past experienced extremely high rates of inflation. Inflation, along with governmental measures to curb inflation, coupled with public speculation about possible future governmental measures to be adopted, has had significant negative effects on these international economies in the past and this could occur again in the future. The introduction of governmental policies to curb inflation can have an adverse effect on our business. High inflation in the countries where we purchase real estate or make other investments could increase our expenses and we may not be able to pass these increased costs on to our tenants.

Concerns regarding market perceptions concerning the instability of foreign currencies could adversely affect our business, results of operations and financing.

Concerns persist regarding the debt burden of certain countries and their ability to meet future financial obligations, including the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. Any potential negative developments regarding the instability of foreign currencies, or market perceptions concerning these and related issues, could materially adversely affect the value of assets, including any euro-denominated assets and obligations we may acquire.

Our dependence on the management of other entities in which we invest may adversely affect our business.

We will not control the management, investment decisions or operations of the companies in which we may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We will have no ability to affect these management decisions and we may have only limited ability to dispose of our investments.

Many of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Certain of the securities that we may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the residential and commercial mortgage-backed securities that we may purchase may be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. The mezzanine loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower’s default. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

Some of our investments will be carried at an estimated fair value and we will be required to disclose the fair value of other investments quarterly. The estimated fair value will be determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. In addition, we must disclose the fair value of our investments in loans each quarter. Such estimates are inherently uncertain. The fair value of securities and other investments, including loans that have limited liquidity or are not publicly traded, may not be readily determinable. We will estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring and originating investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition and origination of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

Our joint venture partners could take actions that decrease the value of an investment to us and lower your overall return.

We may enter into joint ventures with third parties to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or

•	that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that co-venturer or partner.

Our due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, we will assess the strength and skills of such entity’s management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to you will be dependent upon the success and economic viability of such debtors.

The success of our investments in real estate-related loans, real estate-related securities and other real estate-related investments materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If we make or invest in mortgage loans and there are defaults under those mortgage loans, we may not be able to repossess and sell the underlying properties quickly. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may receive from an investment. These factors could reduce the value of our investment in the defaulted mortgage loans.

Delays in restructuring or liquidating non-performing debt-related securities could reduce the return on your investment.

Debt-related securities may become non-performing after acquisition for a wide variety of reasons. In addition, we may acquire non-performing debt-related investments. Such non-performing debt-related investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such debt-related security, the borrower under the security may not be able to negotiate replacement “takeout” financing to repay the principal amount of the securities owed to us. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive as discussed above.

If we foreclose on the collateral that will secure our investments in loans receivable, we may incur significant liabilities for deferred repairs and maintenance, property taxes and other expenses, which would reduce cash available for distribution to stockholders.

Some of the properties we may acquire in foreclosure proceedings may face competition from newer, more updated properties. In addition, the overall condition of these properties may have been neglected prior to the time we would foreclose on them. In order to remain competitive, increase occupancy at these properties and/or make them more attractive to potential tenants and purchasers, we may have to make significant capital improvements and/or incur deferred maintenance costs with respect to these properties. Also, if we acquire properties through foreclosure, we will be responsible for property taxes and other expenses which will require more capital resources than if we held a secured interest in these properties. To the extent we have to make significant capital expenditures with respect to these properties, we will have less cash available to fund distributions and investor returns may be reduced.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

Traditional performance metrics of real estate assets are generally not meaningful for non-performing real estate assets. Non-performing properties, for example, do not have stabilized occupancy rates to provide a useful measure of revenue. Similarly, non-performing loans do not have a consistent stream of loan servicing or interest payments to provide a useful measure of revenue. In addition, for non-performing loans, often there is no expectation that the face amount of the note will be paid in full. Appraisals may provide a sense of the value of the investment, but any appraisal of the property or underlying property will be based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. Further, an appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels and uncertainties with respect to future market rental rates and timing of lease-up and stabilization. Accordingly, different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

In addition, we may pursue more than one strategy to create value in a non-performing real estate investment. With respect to a property, these strategies may include development, redevelopment, or lease-up of such property. With respect to a loan, these strategies may include negotiating with the borrower for a reduced payoff, restructuring the terms of the loan or enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

The factors described above make it challenging to evaluate non-performing investments.

We have no established investment criteria limiting the geographic or industry concentration of our investments. If our investments are concentrated in an area or asset class that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain of our investments may be secured by a single property or properties in one geographic location or asset class. Additionally, properties that we may acquire may be concentrated in a geographic location or in a particular asset class. These investments carry the risks associated with significant geographical or industry concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, properties underlying our investments may be overly concentrated in certain geographic areas or industries and we may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which our investments may be concentrated or economic upheaval with respect to a particular asset class, could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of borrowers to pay financed amounts and impairing the value of our collateral or the properties we may acquire.

We have no established investment criteria limiting the size of each investment we make in commercial real estate debt, real estate related equity and securities investments. If we have an investment that represents a material percentage of our assets and that investment experiences a loss, the value of your investment in us could be significantly diminished.

We are not limited in the size of any single investment we may make and certain of our commercial real estate debt, select equity and securities investments may represent a significant percentage of our assets. We may be unable to raise significant capital and invest in a diverse portfolio of assets which would increase our asset concentration risk. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of our assets, experience a loss on all or a portion of the investment, we could experience a material adverse effect, which would result in the value of your investment in us being diminished.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may in the future be required to obtain various other approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we can obtain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, we will be subject to various disclosures and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that require an approval or license, which could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Financing Strategy

We expect to use leverage in connection with our investments, which increases the risk of loss associated with our investments.

We expect to finance the acquisition and origination of a portion of our investments with warehouse lines of credit, repurchase agreements, various types of securitizations, mortgages and other borrowings. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy will depend on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more restrictive recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to you, for our operations and for future business opportunities. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Short-term borrowing through repurchase agreements, bank credit facilities and warehouse facilities may put our assets and financial condition at risk. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to acquire eligible investments for a CDO issuance or may not be able to issue CDO securities on attractive terms, either of which may require us to seek more costly financing for our investments or to liquidate assets.

We may use short-term financing arrangements to finance the acquisition of instruments until a sufficient quantity is accumulated, at which time we may refinance these lines through a securitization, such as a CDO issuance, or other long-term financing. As a result, we are subject to the risk that we will not be able to acquire, during the period that our short-term financing is available, a sufficient amount of eligible assets to maximize the efficiency of a CDO issuance. In addition, conditions in the capital markets may make the issuance of CDOs less attractive to us when we have accumulated a sufficient pool of collateral. If we are unable to issue a CDO to finance these assets, we may be required to seek other forms of potentially less attractive financing or liquidate the assets. In addition, while we generally will retain the equity component, or below investment grade component, of such CDOs and, therefore, still have exposure to any investments included in such securitizations, our inability to enter into securitization transactions will increase our overall exposure to risks associated with ownership of such investments, including the risk of default under warehouse facilities, bank credit facilities and repurchase agreements discussed above.

The use of CDO financings with over-collateralization requirements may have a negative impact on our cash flow.

We expect that the terms of CDOs we may issue will generally provide that the principal amount of assets must exceed the principal balance of the related bonds by a certain amount, commonly referred to as “over-collateralization.” We anticipate that the CDO terms will provide that, if certain delinquencies and/or losses exceed specified levels, which we will establish based on the analysis by the rating agencies (or any financial guaranty insurer) of the characteristics of the assets collateralizing the bonds, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted had losses or delinquencies not exceeded those levels. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive net income from assets collateralizing the obligations. We cannot assure you that the performance tests will be satisfied. In advance of completing negotiations with the rating agencies or other key transaction parties on our future CDO financings, we cannot assure you of the actual terms of the CDO delinquency tests, over-collateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net income to us. Failure to obtain favorable terms with regard to these matters may materially and adversely affect the availability of net income to us. If our assets fail to perform as anticipated, our over-collateralization or other credit enhancement expense associated with our CDO financings will increase.

We may be required to repurchase loans that we have sold or to indemnify holders of CDOs we issue.

If any of the loans we originate or acquire and sell or securitize do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans (including from a trust vehicle used to facilitate a structured financing of the assets through CDOs) or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.

Our operating results will depend in large part on differences between the income from our assets, net of credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of your investment.

Although we expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), our debt financing and other liabilities may exceed this level during our offering stage. Our charter limits our total liabilities to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debt or other non-cash reserves), however, we may exceed this limit with the approval of the independent directors of our board of directors. See “Investment Objectives and Criteria — Financing Strategy and Policies.” High debt levels would cause us to incur higher interest charges and higher debt service payments and could also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment.

We will provide investors with information using FFO and MFFO, which are non-GAAP financial measures that may not be meaningful for comparing the performances of different REITs and that have certain other limitations.

We will provide investors with information using FFO and MFFO, which are non-GAAP measures, as additional measures of our operating performance. We compute FFO in accordance with the standards established by NAREIT. We expect that we will compute MFFO in accordance with the definition established by the IPA. However, our computation of FFO and MFFO may not be comparable to other REITs that do not calculate FFO or MFFO using these definitions without further adjustments.

Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Federal Income Tax Risks

If we fail to qualify as a REIT, our operations and our ability to pay distributions to our stockholders would be adversely impacted.

We intend to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending on December 31, 201[●]. We have received the opinion of our U.S. federal income tax counsel, Greenberg Traurig, LLP, in connection with this offering and with respect to our qualification as a REIT, although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status. The opinion of Greenberg Traurig, LLP represents only the view of our counsel based on our counsel’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income and is not binding on the Internal Revenue Service or any court. Greenberg Traurig, LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Greenberg Traurig, LLP and our qualification as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT in any taxable year:

•	we would not be allowed to deduct our distributions to our stockholders when computing our taxable income;

•	we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;

•	we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;

•	our cash available for distribution would be reduced and we would have less cash to distribute to our stockholders; and

•	we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification.

See “Federal Income Tax Considerations—Taxation of Rodin Income Trust, Inc.”

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received. See “Description of Shares — Distribution Reinvestment Plan — Tax Consequences of Participation.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries.

Our investments in debt instruments may cause us to recognize “phantom income” for federal income tax purposes even though no cash payments have been received on the debt instruments.

It is expected that we may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value, and could cause us to recognize phantom income.

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).

If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of your investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a “pension-held REIT,” (iii) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) the residual Real Estate Mortgage Investment Conduit interests, or REMICs, we buy (if any) generate “excess inclusion income,” then a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code. See “Federal Income Tax Considerations—Taxation of Rodin Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.”

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations or financing arrangements.

We may be deemed to be ourselves or make investments in entities that own or are themselves deemed to be taxable mortgage pools. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by us that is attributable to such stockholder’s ownership.

Similarly, certain of our securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for federal income tax purposes. We intend to structure our securitization and financing arrangements as to not create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (i) those borrowings are secured by mortgages or residential or commercial mortgage-backed securities and (ii) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or residential or commercial mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, provided we own 100% of such entity, but a portion of the taxable income we recognize may be characterized as “excess inclusion” income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder. Any excess inclusion income would:

•	not be allowed to be offset by a stockholder’s net operating losses;

•	be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

•	be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

•	be taxable (at the highest corporate tax rate) to us, rather than to you, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal Revenue

Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% (20% after December 31, 2017) of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. See “Federal Income Tax Considerations—Taxation of Rodin Income Trust, Inc.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests discussed in “Federal Income Tax Considerations—Taxation of Rodin Income Trust, Inc.”

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. See “Federal Income Tax Considerations—Taxation of Rodin Income Rodin Income Trust, Inc.—Derivatives and Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which you might receive a premium for their shares.

In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, and some entities such as private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% (20% after December 31, 2017) of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure you that we will be able to comply with the 25% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

If our CDO issuers that are taxable REIT subsidiaries are subject to federal income tax at the entity level, it would greatly reduce the amounts those entities would have available to distribute to us and to pay their creditors.

There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We intend that any of our CDO issuers that are taxable REIT subsidiaries will rely on that exemption or otherwise operate in a manner so that they will not be subject to federal income tax on their net income at the entity level. If the Internal Revenue Service were to succeed in challenging that tax treatment, it could greatly reduce the amount that those CDO issuers would have available to distribute to us and to pay to their creditors.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

Legislation enacted in 2003 and modified in 2005, 2010 and 2013 generally reduces the maximum tax rate for dividends payable to certain shareholders who are domestic individuals, trusts and estates to 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an IRA) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our stock annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements.

You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These factors include, but are not limited to the following:

•	our ability to successfully raise capital in our offering;

•	our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor and our sponsor;

•	our ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with our target asset classes;

•	our ability to access financing for our investments at rates that will allow us to meet our target returns, including our ability to complete securitization financing transactions;

•	our liquidity;

•	our ability to make distributions to our stockholders, including from sources other than cash flow from operations;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•	the lack of a public trading market for our shares;

•	the impact of economic conditions on our valuations and on our borrowers and others who we depend on to make payments to us;

•	our advisor’s ability to attract and retain sufficient personnel to support our growth and operations;

•	our limited operating history;

•	changes in our business or investment strategy;

•	changes in the value of our portfolio;

•	environmental compliance costs and liabilities;

•	any failure in our advisor’s due diligence to identify all relevant facts in our underwriting process or otherwise;

•	the impact of market and other conditions influencing the availability of debt versus equity investments and performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

•	rates of default or decreased recovery rates on our target investments;

•	borrower, tenant and other third party defaults and bankruptcy;

•	the degree and nature of our competition;

•	illiquidity of investments in our portfolio;

•	our ability to finance our transactions;

•	the effectiveness of our risk management systems;

•	availability of opportunities, including our advisor’s ability to source and close on debt, select equity and securities investments;

•	our ability to realize current and expected returns over the life of our investments;

•	failure to maintain effective internal controls;

•	regulatory requirements with respect to our business, as well as the related cost of compliance;

•	our ability to qualify and maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	changes in laws or regulations governing various aspects of our business and non-traded REITs generally, including, but not limited to, changes implemented by the Department of Labor or FINRA and changes to laws governing the taxation of REITs;

•	the loss of our exemption from registration under the Investment Company Act;

•	general volatility in domestic and international capital markets and economies;

•	effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;

•	the impact of any conflicts arising among us and our sponsor and its affiliates;

•	the adequacy of our cash reserves and working capital;

•	the timing of cash flows, if any, from our investments; and

•	other risks associated with investing in our targeted investments, including changes in interest rates, the securities markets, the general economy or the finance and real estate markets specifically.

The foregoing list of factors is not exhaustive. Factors that could have a material adverse effect on our operations and future prospects are set forth in “Risk Factors” in this prospectus beginning on page 27. The factors set forth in the Risk Factors section and described elsewhere in this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this prospectus.

ESTIMATED USE OF PROCEEDS

The amounts listed in the tables below represent our current estimates concerning the use of the offering proceeds. Because these are estimates, they may not accurately reflect the actual receipt or application of the offering proceeds. The first scenario assumes we sell the minimum of $2,000,000 in shares of common stock in this offering, the second scenario assumes that we sell the maximum of $1,000,000,000 in shares of common stock in this offering, not including shares sold under our distribution reinvestment plan, and the third scenario assumes that we sell the maximum of $1,000,000,000 in shares of common stock in this offering, plus the maximum of $250,000,000 shares of common stock sold under our distribution reinvestment plan, with all three scenarios contemplating 40% of our offering proceeds are from the sale of Class A Shares, 50% of our offering proceeds are from the sale of Class T Shares and 10% of our offering proceeds are from the sale of Class I Shares.

After giving effect to sponsor payment of selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares and depending primarily upon the number of shares we sell in our primary offering and assuming all shares are sold at $27.17 per Class A Share, $26.04 per Class T Share and $25.38 per Class I Share, we estimate that we will use between 93.2% (assuming no shares available pursuant to the distribution reinvestment plan are sold) and 94.1% (assuming all shares available to our distribution reinvestment plan are sold) of the gross proceeds from the primary offering for investments. We will use the remainder of the gross proceeds from the primary offering to pay offering expenses, including selling commissions and the dealer manager fee, to maintain a working capital reserve, to pay acquisition expenses and, upon investment in real estate-related loans, real estate-related debt securities and other real estate-related investments, to pay a fee to our advisor for its services in connection with the selection and acquisition or origination of our investments. However, our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including offering proceeds. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. Raising less than the maximum offering amount or selling a different combination of Class A, Class T and Class I Shares would change the amount of fees, commission, costs and expenses presented in the tables below.

Pursuant to a distribution support agreement with our sponsor, in certain circumstances where our cash distributions exceed MFFO, our sponsor will purchase up to $5.0 million of Class A Shares at $24.45 per share to provide additional cash to support distributions to you. The sale of these shares will result in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and your overall return may be reduced.

We expect to use substantially all of the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes, including, but not limited to, the repurchase of shares under our share repurchase program. We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes. To the extent proceeds from our distribution reinvestment plan are used for investments, sales under our distribution reinvestment plan will result in greater fee income for our advisor because of loan acquisition fees and asset management fees. See “Management Compensation.”

The following table presents information regarding the use of proceeds raised in this offering with respect to Class A Shares.

	Minimum Primary Offering – Class A Shares(1)		Maximum Primary Offering – Class A Shares(2)		Maximum Primary Offering and Distribution Reinvestment Plan – Class A Shares (3)
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$800,000	100.0%	$400,000,000	100.0%	$500,000,000	100.0%
Less Offering Costs:
Selling Commissions	(56,000)	7.0%	(28,000,000)	7.0%	(28,000,000)	5.6%
Dealer Manager Fee	(24,000)	3.0%	(12,000,000)	3.0%	(12,000,000)	2.4%
Organization and Offering Costs(5)	(8,000)	1.0%	(4,000,000)	1.0%	(5,000,000)	1.0%
Plus:
Sponsor Support of Selling Commissions(4)	24,000	3.0%	12,000,000	3.0%	12,000,000	2.4%

Net Proceeds	$736,000	92.0%	$368,000,000	92.0%	$467,000,000	93.4%

Less:
Acquisition Fee(6)	(7,360)	0.9%	(3,680,000)	0.9%	(4,670,000)	0.9%
Acquisition Expenses(6)	(3,680)	0.5%	(1,840,000)	0.5%	(2,335,000)	0.5%
Initial Working Capital Reserve(7)	—	—	—	—	—	—

Estimated Amount Available for Investments(8)	$724,960	90.6%	$362,480,000	90.6%	$459,995,000	92.0%

(1)	Assumes we sell the minimum of $800,000 in Class A Shares in our primary offering, which represents 40% of the total shares to be sold in the minimum offering, but issue no Class A Shares pursuant to our distribution reinvestment plan and that no discounts or waivers of fees described under the “Plan of Distribution” section of this prospectus are applicable.
(2)	Assumes we sell the maximum of $400,000,000 in Class A Shares in our primary offering, which represents 40% of the total shares to be sold in the maximum offering, but issue no Class A Shares pursuant to our distribution reinvestment plan and that no discounts or waivers of fees described under the “Plan of Distribution” section of this prospectus are applicable.
(3)	Assumes we sell the maximum of $400,000,000 in Class A Shares in our primary offering, which represents 40% of the total shares to be sold in the maximum offering, issue $100,000,000 in Class A Shares pursuant to our distribution reinvestment plan and that no discounts or waivers of fees described under the “Plan of Distribution” section of this prospectus are applicable.
(4)	Our sponsor or its affiliates will pay selling commissions of 3.0% of gross offering proceeds from the sale of Class A Shares in our primary offering subject to a reimbursement under certain circumstances. See “Management Compensation.”
(5)	Includes all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of the bona fide due diligence expenses of broker-dealers and amounts to reimburse our advisor for costs in connection with preparing supplemental sales materials.
(6)	For all investments that we make, we will pay our advisor an acquisition fee equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition expenses and financing attributable to such investments.

We will incur customary acquisition expenses in connection with the acquisition and/or origination (or attempted acquisition and/or origination) of our investments. We have assumed, for purposes of this table that customary acquisition expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.5% of the amount available for investment from this primary offering, excluding fees and expenses associated with such investments. Customary acquisition expenses include legal fees and expenses (including fees of in-house counsel that are not employees or affiliates of the advisor), costs of due diligence, travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, real estate-related debt securities and other real estate-related investments.

This table excludes debt proceeds. To the extent we fund our investments with debt, as we expect, the amount available for investment and the amount of loan acquisition fees and expenses will be proportionately greater. If we raise the maximum offering amount of $400,000,000 in Class A Shares in our primary offering and our debt financing and other liabilities are equal to our maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that acquisition fees would be $7,360,000 and acquisition expenses would be $3,680,000. We expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation, reserves for bad debt or other non-cash reserves), although it may exceed this level during our offering stage. Our charter limits our liabilities to 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation are equal to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debt or other non-cash reserves), then we estimate that loan acquisition fees would be $14,720,000 and acquisition expenses would be $7,360,000.

The estimate of acquisition fees is based on the current compensation structure under the advisory agreement. Compensation to be paid to our advisor may be increased subject to approval by our independent directors and the other limitations in our advisory agreement and our charter.

This table assumes that we will not use the net proceeds from the sale of shares under our distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments. To the extent we use the net proceeds from the distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments, our advisor or its subsidiary would earn the related loan acquisition fees and we would incur additional acquisition expenses.

(7)	We may incur capital expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan or making capital improvements on a real property obtained through foreclosure or otherwise. At the time we make an investment, we will establish estimates of the capital needs of such investments through the anticipated holding period of the investments. We do not anticipate that we will establish a permanent reserve for expenses relating to our investment through the anticipated holding period of the investment. However, to the extent that we have insufficient cash for such purposes, we may establish reserves from gross offering proceeds, out of cash flow generated by our investments or out of the net cash proceeds received by us from any sale or payoff of our investments.
(8)	Until required in connection with investment in real estate-related loans, real estate-related debt securities and other real estate-related investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Amount available for investment from the primary offering may also include anticipated capital improvement expenditures and tenant leasing costs.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class T Shares:

	Minimum Primary Offering – Class T Shares(1)		Maximum Primary Offering – Class T Shares(2)		Maximum Primary Offering and Distribution Reinvestment Plan – Class T Shares(3)
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$1,000,000	100.0%	$500,000,000	100.0%	$625,000,000	100.0%
Less Offering Costs:
Selling Commissions	(30,000)	3.0%	(15,000,000)	3.0%	(15,000,000)	2.4%
Dealer Manager Fee	(30,000)	3.0%	(15,000,000)	3.0%	(15,000,000)	2.4%
Organization and Offering Costs(5)	(10,000)	1.0%	(5,000,000)	1.0%	(6,250,000)	1.0%
Plus:
Sponsor Support of Selling Commissions(4)	30,000	3.0%	15,000,000	3.0%	15,000,000	2.4%

Net Proceeds	$960,000	96.0%	$480,000,000	96.0%	$603,750,000	96.6%

Less:
Acquisition Fee(6)	(9,600)	1.0%	(4,800,000)	1.0%	(6,037,500)	1.0%
Acquisition Expenses(6)	(4,800)	0.5%	(2,400,000)	0.5%	(3,018,750)	0.5%
Initial Working Capital Reserve(7)	—	—	—	—	—	—

Estimated Amount Available for Investments(8)	$945,600	94.6%	$472,800,000	94.6%	$594,693,750	95.2%

(1)	Assumes we sell the minimum of $1,000,000 in Class T Shares in our primary offering, which represents 50% of the total shares to be sold in the minimum offering, but issue no Class T Shares pursuant to our distribution reinvestment plan.
(2)	Assumes we sell the maximum of $500,000,000 in Class T Shares in our primary offering, which represents 50% of the total shares to be sold in the maximum offering, but issue no Class T Shares pursuant to our distribution reinvestment plan.

(3)	Assumes we sell the maximum of $500,000,000 in Class T Shares in our primary offering, which represents 50% of the total shares to be sold in the maximum offering, issue $125,000,000 in Class T Shares pursuant to our distribution reinvestment plan.
(4)	Our sponsor or its affiliates will pay selling commissions of 3.0% of gross offering proceeds from the sale of Class T Shares in our primary offering subject to a reimbursement under certain circumstances. See “Management Compensation.” In addition to the dealer manager fees, we will pay our dealer manager distribution fees in an annual amount equal to 1.0% of the gross offering price per share (or, if we are no longer offering shares in a primary offering, the estimated per share value of Class T Shares, if any has been disclosed) calculated on outstanding Class T Shares purchased in our primary offering. The distribution fee will accrue daily and be paid monthly in arrears. The distribution fees are ongoing fees that are not paid at the time of purchase. We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) our dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of our primary offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), and distribution fees with respect to the Class T Shares held by a stockholder within his or her particular account would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account. We cannot predict if or when this will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the transfer agent determines that the 10% limit on a particular account is reached. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into a number of Class A Shares based on the respective net asset value per share for each class. If $1.0 billion in shares (consisting of $400 million in Class A Shares, at $27.17 per share, $500 million in Class T Shares, at $26.04 per share and $100 million in Class I Shares, at $25.38 per share) is sold in this offering, then the maximum amount of distribution fees payable to our dealer manager is estimated to be $20 million, before the 10% underwriting compensation limit is reached. The distributions fees are not intended to be a principal use of offering proceeds and are not included in the above table. See note 4 to the table above regarding the estimated use of proceeds with respect to Class A Shares and “Plan of Distribution” for a description of these fees.
(5)	See note 5 to the table above regarding the estimated use of proceeds with respect to Class A Shares.
(6)	For all investments that we make, we will pay our advisor an acquisition fee equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition expenses and financing attributable to such investments.

We will incur customary acquisition expenses in connection with the acquisition and/or origination (or attempted acquisition and/or origination) of our investments. We have assumed, for purposes of this table that customary acquisition expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.5% of the amount available for investment from this primary offering, excluding fees and expenses associated with such investments. Customary acquisition expenses include legal fees and expenses (including fees of in-house counsel that are not employees or affiliates of the advisor), costs of due diligence, travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, real estate-related debt securities and other real estate-related investments.

This table excludes debt proceeds. To the extent we fund our investments with debt, as we expect, the amount available for investment and the amount of loan acquisition fees and expenses will be proportionately greater. If we raise the maximum offering amount of $500,000,000 in Class T Shares in our primary offering and our debt financing and other liabilities are equal to our maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that loan acquisition fees would be $9,600,000 and acquisition expenses would be $4,800,000. We expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation, reserves for bad debts or other non-cash reserves), although it may exceed this level during our offering stage. Our charter limits our liabilities to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing. If we raise the maximum offering amount and our debt financing and other liabilities are equal to 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debts or other non-cash reserves), then we estimate that loan acquisition fees would be $19,200,000 and acquisition expenses would be $9,600,000.

The estimate of acquisition fees is based on the current compensation structure under the advisory agreement. Compensation to be paid to our advisor may be increased subject to approval by our independent directors and the other limitations in our advisory agreement and our charter.

This table assumes that we will not use the net proceeds from the sale of shares under our distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments. To the extent we use the net proceeds from the distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments, our advisor or its subsidiary would earn the related loan acquisition fees and we would incur additional acquisition expenses.

(7)	See note 7 to the table above regarding the estimated use of proceeds with respect to Class A Shares.
(8)	See note 8 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I Shares:

	Minimum Primary Offering – Class I Shares(1)		Maximum Primary Offering – Class I Shares(2)		Maximum Primary Offering and Distribution Reinvestment Plan – Class I Shares(3)
	Amount	%	Amount	%	Amount	%
Gross Offering Proceeds	$200,000	100.0%	$100,000,000	100.0%	$125,000,000	100.0%
Less Offering Costs:
Selling Commissions	—	0.0%	—	0.0%	—	0.0%
Dealer Manager Fee	(1,000)	0.5%	(500,000)	0.5%	(500,000)	0.4%
Organization and Offering Costs(4)	(2,000)	1.0%	(1,000,000)	1.0%	(1,250,000)	1.0%

Net Proceeds	$197,000	98.5%	$98,500,000	98.5%	$123,250,000	98.6%

Less:
Acquisition Fee(5)	(1,970)	1.0%	(985,000)	1.0%	(1,232,500)	1.0%
Acquisition Expenses(5)	(985)	0.5%	(492,500)	0.5%	(616,250)	0.5%
Initial Working Capital Reserve(6)	—	—	—	—	—	—

Estimated Amount Available for Investments(6)	$194,045	97.0%	$97,022,500	97.0%	$121,401,250	97.1%

(1)	Assumes we sell the minimum of $200,000 in Class I Shares in our primary offering, which represents 10% of the total shares to be sold in the minimum offering, but issue no Class I Shares pursuant to our distribution reinvestment plan.
(2)	Assumes we sell the maximum of $100,000,000 in Class I Shares in our primary offering, which represents 10% of the total shares to be sold in the maximum offering, but issue no Class I Shares pursuant to our distribution reinvestment plan.
(3)	Assumes we sell the maximum of $100,000,000 in Class I Shares in our primary offering, which represents 10% of the total shares to be sold in the maximum offering, issue $25,000,000 in Class I Shares pursuant to our distribution reinvestment plan.
(4)	See note 5 to the table above regarding the estimated use of proceeds with respect to Class A Shares.
(5)	For all investments that we make, we will pay our advisor an acquisition fee equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition expenses and financing attributable to such investments.

We will incur customary acquisition expenses in connection with the acquisition and/or origination (or attempted acquisition and/or origination) of our investments. We have assumed, for purposes of this table that customary acquisition expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.5% of the amount available for investment from this primary offering, excluding fees and expenses associated with such investments. Customary acquisition expenses include legal fees and expenses (including fees of in-house counsel that are not employees or affiliates of the advisor), costs of due diligence, travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, real estate-related debt securities and other real estate-related investments.

This table excludes debt proceeds. To the extent we fund our investments with debt, as we expect, the amount available for investment and the amount of loan acquisition fees and expenses will be proportionately greater. If we raise the maximum offering amount of $100,000,000 in Class I Shares in our primary offering and our debt financing and other liabilities are equal to our maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that loan acquisition fees would be $1,970,000 and acquisition expenses would be $985,000. We expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation, reserves for bad debts or other non-cash reserves), although it may exceed this level during our offering stage. Our charter limits our liabilities to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets; however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from our independent directors of the justification for the excess borrowing. If we raise the maximum offering amount and our debt financing and other liabilities are equal to 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debts or other non-cash reserves), then we estimate that loan acquisition fees would be $3,940,000 and acquisition expenses would be $1,970,000.

The estimate of acquisition fees is based on the current compensation structure under the advisory agreement. Compensation to be paid to our advisor may be increased subject to approval by our independent directors and the other limitations in our advisory agreement and our charter.

This table assumes that we will not use the net proceeds from the sale of shares under our distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments. To the extent we use the net proceeds from the distribution reinvestment plan to invest in real estate-related loans, real estate-related debt securities and other real estate-related investments, our advisor or its subsidiary would earn the related loan acquisition fees and we would incur additional acquisition expenses.

(6)	See note 7 to the table above regarding the estimated use of proceeds with respect to Class A Shares.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the management and control of our affairs. The board has retained our advisor to manage our day-to-day operations and our portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments, subject to the board’s supervision.

Prior to commencement of this offering, we expect to name three independent directors to our board of directors. An “independent director” is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates, has not been so for the previous two years and meets the other requirements set forth in our charter. Our independent directors also meet the director independence standards of the New York Stock Exchange, Inc.

Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders. Any vacancy on the board of directors for any cause may be filled only by a majority of the remaining directors, even if such majority is less than a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as an ordinary, prudent person in a like position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity although we expect our audit committee would act on these matters.

Our general investment and borrowing policies are set forth in this prospectus. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this prospectus.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees. Our charter requires that each committee consist of at least a majority of independent directors, and we expect our board will have an audit committee prior to commencement of this offering that will consist solely of independent directors.

Audit Committee

Our board of directors will establish an audit committee that consists solely of independent directors. The audit committee will assist the board in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors; and

•	the performance of our internal and independent auditors.

The audit committee will also select the independent public accountants to audit our annual financial statements, review with the independent public accountants the plans and results of the audit engagement and consider and approve the audit and non-audit services and fees provided by the independent public accountants.

Executive Officers and Directors

As of the date of this prospectus, our directors and executive officers and their positions and offices are as follows:

Name*	Age	Positions

Michael Lehrman	51	Chairman of the Board of Directors

Jon Vaccaro	62	Chief Executive Officer

Eric Schwartz	52	President

Steve Bisgay	48	Chief Financial Officer and Treasurer

Chris Milner	49	Chief Investment Officer

		Independent Director Nominee**

		Independent Director Nominee**

		Independent Director Nominee**

*	The address of each executive officer and director listed is 110 E. 59th Street, New York, NY 10022.
**	To be identified by amendment.

Michael Lehrman. Mr. Lehrman is our Chairman and Chairman of our advisor since January 2016. He was a co-founder of CCRE, and from February 2013 to January 2016, he served Co-Chief Executive Officer of CCRE. During such time, he oversaw the acquisition and integration of Berkeley Point. He previously served as Global Head of Real Estate at BGC from early 2011 until February 2013. In 2015, Mr. Lehrman was ranked #1 (along with another CCRE executive) in Mortgage Observer’s annual “50 Most Important People in Commercial Real Estate Finance.” Prior to joining Cantor in 2009 as Executive Managing Director and Global Head of Real Estate, Mr. Lehrman was a Managing Director at Credit Suisse, and Co-Head of the Credit Suisse Real Estate Direct Group where he led teams responsible for more than $100 billion in North American real estate loan origination and more than $30 billion of high yield real estate debt and equity distribution. Mr. Lehrman oversaw the expansion of the business in the U.S., Mexico, Latin America, the Caribbean, and the Middle East, with offices in Dubai and Mexico City. Mr. Lehrman is a graduate of Columbia Business School where he received an MBA in both Real Estate and Finance, New York University where he received a diploma in Real Estate, and Carnegie Mellon University where he received Bachelor of Science degrees in both Industrial Management and Managerial Economics.

We believe that Mr. Lehrman’s extensive experience in the real estate and finance industries supports his appointment to our board of directors.

Jon Vaccaro. Mr. Vaccaro has served as our Chief Executive Officer and Chief Executive Officer of our sponsor since January 2016. In addition, Mr. Vaccaro also has served as an executive for our advisor since January 2016. In August 2014, Mr. Vaccaro joined Cantor Real Estate, LP (“CRE”) as Co-Chief Executive Officer to develop an investment management business with a commercial real estate focus. Mr. Vaccaro also co-led the launch of, and served as Chief Executive Officer and Chief Investment Officer of Resolution Recovery Partners, L.P. (“RRP”) from 2011 to present, a distressed commercial real estate fund, the management of which was transferred to Cantor from Ranieri Real Estate Partners (“RREP”) in 2014. Mr. Vaccaro served as Chief Executive Officer and Founding Partner of RREP, a subsidiary which operated a real estate merchant banking business owned by Ranieri Partners from May 2010 to August 2014. Mr. Vaccaro formerly served as Deutsche Bank’s Global Head of Commercial Real Estate from 1997 to 2010, where he led the launch of Deutsche Bank’s commercial real estate business (“DBCRE”). DBCRE was responsible for all real estate principal commitments and capital markets distribution for Deutsche Bank. Mr. Vaccaro also held various senior level positions at Citigroup from 1978 to 1997. From 1992 to 1997, he was a founder and senior manager of the Real Estate Capital Markets Group at Citigroup and was responsible for the development of various commercial real estate lending programs and CMBS securitization. Mr. Vaccaro received his Bachelor of Business Administration in Finance from the University of Wisconsin.

Eric Schwartz. Mr. Schwartz has served as our President and President of our advisor since January 2016. In August 2014, Mr. Schwartz joined CRE as Co-Chief Executive Officer. He is a member of the investment committee of RRP and serves as a key man for RRP. From May 2010 to August 2014, Mr. Schwartz was President and Founding Partner of RREP. While serving at RREP, Mr. Schwartz co-led the launch of the RRP fund. From 1997 to 2009, Mr. Schwartz was U.S. Co-Head of DBCRE. Mr. Schwartz was a senior member of the team that led Deutsche Bank’s development of both the U.S. and international commercial real estate platform. While serving as the U.S. Co-Head of DBCRE, Mr. Schwartz led the launch of the first large scale B-Note lending program. His experience includes both CMBS and bank syndication transactions across multiple assets classes and significant experience in bankruptcy and restructuring of complex debt and equity positions. Prior to joining DBCRE, Mr. Schwartz was a Senior Analyst/Vice President of Moody’s Investors Service from 1995 to 1997 and was part of a team that rated CMBS. From 1988 to 1995, Mr. Schwartz was an attorney at both Proskauer Rose LLP and at Robinson Silverman (now known as Bryan Cave LLP). Mr. Schwartz received his Bachelor of Arts from Franklin and Marshall College and his Juris Doctor degree from Brooklyn Law School.

Steve Bisgay. Mr. Bisgay has been our Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of our advisor since January 2016. Mr. Bisgay also has served as Chief Financial Officer of Cantor Fitzgerald & Co. since February 2015 and is responsible for all financial operations, including accounting, finance, regulatory reporting, treasury and financial planning and analysis, as well as credit and market risk management. Mr. Bisgay has more than 25 years of experience in the securities and financial services industry. Prior to joining Cantor Fitzgerald & Co., Mr. Bisgay was the Chief Financial Officer of KCG Holdings from July 2013 to September 2014. Before his appointment as Chief Financial Officer, he served as Knight Capital Group, Inc.’s Executive Vice President, Chief Operating Officer from October 2012 to July 2013, and Chief Financial Officer from August 2007 to July 2013. Prior to these positions, Mr. Bisgay served as Senior Manager at PricewaterhouseCoopers LLP. He has also served on the Board of Managers of Direct Edge Holdings LLC, until its merger with BATS Global Markets, Inc. Mr. Bisgay is a Certified Public Accountant and holds a B.S. in Accounting from Binghamton University (S.U.N.Y.) and an M.B.A. from Columbia University. He also is registered with FINRA and holds a Series 27 Financial Operations Principal License.

Chris Milner. Mr. Milner has served as our Chief Investment Officer and Chief Investment Officer of our advisor since January 2016. Mr. Milner joined Cantor in March 2013 to establish the firm’s commercial real estate investment management platform and is responsible for strategic planning, product development, client relations and portfolio management. Mr. Milner is a member of the investment committee and serves as a key man for RRP. Previously, Mr. Milner spent 14 years at BlackRock, Inc., (NYSE: BLK) and co-led the launch of its commercial real estate debt business. During this time, Mr. Milner was Global Head of BlackRock’s commercial real estate debt business and President of the Carbon Capital series of private real estate debt funds as well as a member of BlackRock’s Corporate Leadership Committee, the Real Estate Executive Committee and the Global Real Estate Investment Committee. He was responsible for global commercial real estate debt portfolio management across all BlackRock accounts. Prior to joining BlackRock in 1997, Mr. Milner was Vice President at PNC Real Estate Capital Markets (“PNC”) where he was responsible for origination, underwriting and securitization of all commercial mortgage conduit production. Mr. Milner also served as a member of the mergers and acquisitions team at PNC which acquired BlackRock and Midland Loan Services in 1995 and 1998, respectively. Prior to co-leading the launch of PNC’s CMBS program in 1995, Mr. Milner worked for PNC’s real estate asset management subsidiary where he was responsible for the resolution of distressed commercial real estate loans and the coordination of PNC’s special servicer ratings and sub-performing/non-performing loan sales. Mr. Milner has completed over 550 real estate debt, equity and capital markets transactions in North America, Europe and Asia with an aggregate value of over $30 billion. During his tenure at BlackRock, Mr. Milner led or was directly involved in raising over $10 billion of investor capital. Mr. Milner received a B.A. degree in Economics from DePauw University and an M.B.A. from Indiana University.

Compensation of Directors

We will compensate each of our independent directors with an annual retainer of $[•]. In addition, we will pay independent directors for attending board and committee meetings as follows:

•	$[●] in cash for each board meeting attended.

•	$[●] in cash for each committee meeting attended, except that the audit chairman of the committee is paid $[●] for each meeting attended.

•	$[●] in cash for each teleconference meeting of the board.

•	$[●] in cash for each teleconference meeting of any committee, except that the chairman of the audit committee is paid $[●] for each teleconference meeting of the committee.

All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director is also one of our officers, we will not pay any compensation for services rendered as a director.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Our charter generally limits the liability of our directors and officers to us and our stockholders for monetary damages and requires us to indemnify and advance expenses to our directors, our officers, our advisor and its affiliates for losses they may incur by reason of their service in that capacity subject to the limitations set forth under Maryland law or our charter.

Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The Maryland General Corporation Law permits directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

However, in addition to the above limitations of the Maryland General Corporation Law, our charter provides that our directors, our advisor and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:

•	the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

•	the party seeking indemnification was acting on our behalf or performing services for us;

•	in the case of an independent director, the liability or loss was not the result of gross negligence or willful misconduct by the independent director;

•	in the case of a non-independent director, our advisor or one of its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•	the indemnification is recoverable only out of our net assets and not from the common stockholders.

The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, its affiliates or any person acting as a broker-dealer for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter further provides that the advancement of funds to our directors and to our advisor and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied: the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; the legal proceeding was initiated by a third party who is not a common stockholder or, if by a common stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and the person seeking the advancement provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we will indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of their service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We have also purchased and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

The Advisor

Our advisor is Cantor Real Estate Advisors, LLC. Our advisor is a limited liability company that was formed in the State of Delaware on January 15, 2016. As our advisor, Cantor Real Estate Advisors, LLC has contractual and fiduciary responsibilities to us and our stockholders.

See “—Executive Officers and Directors” for a brief description of the background and experience of the key real estate and debt finance professionals of our advisor.

The Advisory Agreement

Under the terms of the advisory agreement, our advisor will use its best efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to the advisory agreement, our advisor will manage our day-to-day operations, retain the loan servicers for our loan investments (subject to the authority of our board of directors and officers) and perform other duties, including, but not limited to, the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring investments on our behalf in compliance with our investment objectives and policies;

•	sourcing and structuring our loan originations;

•	arranging for financing and refinancing of investments;

•	entering into service contracts for our loans;

•	supervising and evaluating each loan servicer’s and property manager’s performance;

•	reviewing and analyzing the operating and capital budgets of properties underlying our investments and properties we may acquire;

•	entering into leases and service contracts for our real properties;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and the overall portfolio;

•	formulating and overseeing the implementation of strategies for the administration, promotion, management, financing and refinancing, marketing, servicing and disposition of our investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;

•	engaging and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

See “Management Compensation” for a detailed discussion of the fees payable to our advisor under the advisory agreement. We also describe in that section our obligation to reimburse our advisor and our sponsor for certain organization and offering expenses, the costs of providing services to us (other than for the employee costs in connection with services for which it earns loan acquisition fees or disposition fees, though we may reimburse the advisor for travel and communication expenses) and payments made by our advisor for amounts it pays in connection with the selection, acquisition or origination of an investment, whether or not we ultimately acquire or originate the investment.

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one year periods upon the mutual consent of our advisor and us. Additionally, either party may terminate the advisory agreement without penalty upon 60 days’ written notice and, in such event, our advisor must cooperate with us and our directors in making an orderly transition of the advisory function. Our advisor may terminate our advisory agreement with good reason upon 60 days written notice. Upon termination of our advisory agreement by our advisor, as the holder of special units, may be entitled to have the special units redeemed as of the termination date if our stockholders have received, or are deemed to receive, in the aggregate, cumulative distributions equal to its total invested capital plus a 7.0% cumulative non-compounded annual pre-tax return on such aggregate invested capital. The amount of the payment will be based on an appraisal or valuation of our assets as of the termination date. This potential obligation would reduce the overall return to stockholders to the extent such return exceeds 7.0%. In addition, we will reimburse our sponsor for certain offering related expenses (i) immediately prior to or upon the occurrence of a liquidity event but only after our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital, or (ii) upon the termination of the advisory agreement by us without cause or by the advisor with good reason. The reimbursement will not be made if we terminate the advisory agreement with cause or the advisor terminates the advisory agreement without good reason. “Good reason” is defined in our advisory agreement to mean either any failure by us to obtain a satisfactory agreement from any successor to assume and agree to perform our obligations under our advisory agreement or any material breach of our advisory agreement of any nature whatsoever by us or our operating partnership. “Cause” is defined in our advisory agreement to mean fraud, criminal conduct, misconduct, negligence or breach of fiduciary duty by our advisor or a material breach of our advisory agreement by our advisor. For more information regarding the terms of the advisory agreement, see “Management Compensation.”

We anticipate that our board of directors will consider a long-term management agreement with our advisor or its affiliate upon a listing, if any, of our securities on a national securities exchange. Any such long-term management agreement would require the approval of our board of directors, including a majority of our independent directors, prior to our entering into such agreement.

Our advisor and its affiliates engage in other business ventures, and, as a result, they do not dedicate their resources exclusively to our business. However, pursuant to the advisory agreement, our advisor must devote sufficient resources to our business to discharge its obligations to us. Our advisor may assign the advisory agreement to an affiliate upon our approval. We may assign or transfer the advisory agreement to a successor entity.

Initial Investment by Our Sponsor

Our sponsor has invested $200,001 in us through the purchase of 8,180 Class A Shares at $24.45 per share. Our sponsor may not sell any of these shares during the period it serves as our sponsor. Although nothing prohibits our sponsor or its affiliates from acquiring additional shares of our common stock. Neither our advisor nor our sponsor currently has any options or warrants to acquire any of our shares. Our sponsor has agreed to abstain from voting any shares it acquires in any vote for the election of directors or any vote regarding the approval or termination of any contract with our sponsor or any of its affiliates.

In the event the advisory agreement is terminated, the shares owned by our sponsor would not be automatically redeemed. Our sponsor would, however, be able to participate in the share repurchase program, subject to all of the restrictions of the share repurchase program applicable to all other common stockholders.

Other Affiliates

Our Sponsor

Our sponsor is a newly-formed Delaware limited liability company. Our sponsor has a highly experienced management team of investment professionals averaging 25 years of experience originating, acquiring and distributing investments consistent with our strategy. The senior management team of our sponsor includes executives with significant investment, operational and management experience in the real estate industry.

Dealer Manager

We have retained Cantor Fitzgerald & Co., an affiliate of our advisor, to conduct this offering. Cantor Fitzgerald & Co. provides wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus.

Our Parent

Our advisor’s parent company, Cantor Fitzgerald L.P. (“Cantor” or “Parent”), is a diversified financial services company with a specialization in real estate services for institutional customers operating in the global financial and commercial real estate markets. Over the past 70 years, Cantor has successfully built a well-capitalized business across multiple and growing business lines with numerous market-leading financial services products and commercial real estate businesses. Cantor has been at the forefront of financial and technological innovation in its industries, developing new markets and providing service to thousands of customers globally. Cantor is led by a core senior management team, with significant experience in the financial services and real estate services industries. Howard W. Lutnick, Chairman and Chief Executive Officer, has been with Cantor since 1983. Mr. Lutnick controls Cantor through his ownership of its managing general partner. As of December 31, 2015, Cantor and its affiliates had approximately 10,000 employees located domestically and internationally. Its principal offices are located at 499 Park Avenue, New York, NY 10022.

Cantor operates primarily through four business lines, Capital Markets and Investment Banking; Inter-Dealer Brokerage; Real Estate Brokerage and Finance; and Private Equity

Cantor Business Lines

Real Estate Brokerage and Finance

The Real Estate Brokerage and Finance business principally consists of commercial real estate brokerage services, conducted by Newmark Grubb Knight Frank (“NGKF”), and commercial real estate finance activity, conducted by the commercial real estate finance company, Cantor Commercial Real Estate (“CCRE”).

NGKF is a leading, full service commercial real estate services platform. Through NGKF, Cantor offers commercial real estate tenants, owners, investors and developers a wide range of commercial real estate services, including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. NGKF was created through various acquisitions by BGC since 2011, including Newmark & Company Real Estate, the assets of Grubb & Ellis Company, Denver-based Frederick Ross, Philadelphia-based Smith Mack, Northern California-based Cornish & Carey, Apartment Realty Advisors, and Computerized Facility Integration. NGKF has 250 million square feet in property and facility management. Together with London-based partner Knight Frank and independently-owned offices, NGKF’s 12,800 professionals operate globally from more than 370 offices in established and emerging markets on six continents. NGKF is part of our affiliate, BGC Partners, Inc., a leading global brokerage company listed on the NASDAQ under the symbol “BGCP”.

Formed in 2010, Cantor Commercial Real Estate is a leading real estate finance company that originates, securitizes and services fixed and floating-rate commercial mortgages collateralized by diverse commercial real estate assets located in the United States. CCRE operates one of the largest commercial mortgage loan origination platforms in the United States with approximately 300 commercial real estate and finance professionals. In April 2014, CCRE acquired Berkeley Point Financial LLC (“Berkeley Point”), which is engaged in the origination, funding, sale and servicing of multi-family mortgage loans within the U.S. Berkeley Point is approved to participate in a number of loan origination, sale and servicing programs operated by government sponsored entities (GSEs), including the Federal Housing Administration (FHA), Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (Freddie Mac), and Federal National Mortgage Association (Fannie Mae), as well as the United States Department of Housing and Urban Development. As of December 31, 2015, CCRE and Berkeley Point had originated approximately $43.0 billion of commercial real estate mortgage loans and had an approximately $50.0 billion servicing portfolio. CCRE is capitalized by Cantor and other large institutional investors.

Cantor’s business lines also include Cantor Real Estate Investment Management (“CREIM”), which develops real estate investment products. In 2014, Cantor acquired RRP Manager LLC and thus entered the real estate alternative investment management business. Through RRP Manager LLC, CREIM currently manages an opportunistic investment fund, Resolution Recovery Partners, L.P. (“RRP”), which focuses on commercial real estate investments, including value-add properties and performing, sub-performing and non-performing loans. RRP invests alongside financial institutions, operating partners and other owners in acquiring commercial real estate mortgage loans and real estate assets all backed by real estate property. RRP’s investments are managed to build and create value for RRP’s investors through asset management and special servicing disciplines focused on timely and optimized asset resolution strategies. In late 2014, Cantor further expanded its presence in real estate alternative investment management by investing in , syndicating and managing portfolios of net-lease commercial real estate. In early 2016, Cantor established Cantor Capital Partners, a division of Cantor Fitzgerald & Co., led by senior executives with extensive capital raising experience within the alternative investment sector.

Financial Services and Other

The Financial Services business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. They do this predominantly by leveraging a customer-focused, distribution-based model that provides services to customers for numerous financial instruments, including U.S. government and agency securities, mortgage backed securities, corporate bonds, equities, exchange traded funds (“ETFs”), interest rate swaps, foreign currency exchange contracts, futures and options. Financial Services operates primarily through (i) Cantor Fitzgerald & Co., which is one of only 22 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York, and (ii) BGC Partners, Inc. (NASDAQ:BGCP), a leading global brokerage company servicing the financial and real estate markets. Financial Services consists mainly of the following activities:

•	Inter-Dealer Brokerage (“IDB”) – IDB operates in the over-the-counter (“OTC”) and bond markets and acts as an intermediary between major dealers, facilitating inter-dealer trades. IDB specializes in a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures and structured products. IDB also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. IDB’s integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or in many markets, fully electronic brokerage services in connection with transactions executed either over-the-counter (“OTC”) or through an exchange. Customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers and investment firms.

•	Debt Capital Markets (“DCM”) – DCM provides services in a wide array of fixed income securities and engages in U.S. government and agency securities financing activities; additionally, through its structured products group, DCM provides tailored solutions to meet its customers’ specific needs. Cantor is a primary dealer of CMBS and has transacted over $22 billion of fixed and floating rate CMBS since 2010, representing approximately 40% of the total domestic CMBS issuance during the period.

•	Equity Capital Markets (“ECM”) –ECM activities include over-the-counter and listed equities and options trading, ETFs, equity derivatives, portfolio trading and equity research, including coverage of 18 REITs.

•	Investment Banking (“Investment Banking”) – The Investment Banking business underwrites public and private offerings of equity/equity-linked and debt securities, arranges leveraged and asset-backed financing and provides financial advisory services to clients in connection with mergers and acquisitions, restructurings and other transactions. Cantor is a leader in at-the-market (ATM) offerings, a cost efficient and low-profile equity financing option for public companies to raise incremental capital over time. Cantor was one of the first firms to offer this product and since 2001, has filed approximately 300 ATM programs with an aggregate value of over $20 billion, far more ATM offerings than any other broker-dealer. Companies with various corporate structures in numerous industries have implemented programs, including REITs, BDC’s, Oil & Gas, Financial Services, Biotechnology, Mining, Transportation and Closed-End Funds.

•	Other Cantor businesses include Cantor Prime Services, Asset Management, Wealth Management and Private Equity.

Cantor Prime Services is a comprehensive brokerage service platform, which emphasizes client services, consisting of both equity and fixed income execution capabilities, and offers multiple financing options to clients. Cantor Prime Services also serves as a securities clearing intermediary of fixed income and equities transactions.

Cantor Fitzgerald Asset Management (“CFAM”) includes Fintan Partners, a leading multi-strategy fixed income fund of funds manager.

Cantor Fitzgerald Wealth Partners (“CFWP”) is an investment advisory business providing discretionary and non-discretionary portfolio management services as well as financial planning and consulting services. As of December 31, 2015, CFAM and CFWP had approximately $10.5 billion of combined assets under management or advisement.

Private Equity - The Private Equity business invests predominately Cantor capital in distribution- and intermediary-related businesses that we believe enable Cantor to leverage its business knowledge, relationships, brand and established platform.

MANAGEMENT COMPENSATION

Although we have executive officers who will manage our operations, we have no paid employees. Our advisor, Cantor Real Estate Advisors, LLC, and the real estate and debt finance professionals at our advisor will manage our day-to-day affairs and our portfolio of real estate-related loans, real estate-related securities and other real estate-related investments, subject to the board’s supervision. The following table summarizes all of the compensation and fees that we will pay to our dealer manager and our advisor and its affiliates, including amounts to reimburse their costs in providing services. Selling commissions and dealer manager fees may vary for different categories of purchasers as described under “Plan of Distribution.” This table assumes that we sell all shares at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers). No selling commissions or dealer manager fees are payable on shares sold through our distribution reinvestment plan. The allocation of amounts among the Class A Shares, the Class T Shares and the Class I Shares assumes that 40% of the shares of common stock sold in the primary offering are Class A Shares, 50% of the shares of common stock sold in the primary offering are Class T Shares and 10% of the shares of common stock sold in the primary offering are Class I Shares. Certain fees and expense reimbursements will be paid by us while other fees and expense reimbursements will be paid by third parties, including our sponsor. Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A shares and Class T shares subject to a reimbursement under certain circumstances.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering (1)

Organization and Offering Stage

Selling Commissions (2)

Class A Shares

3.0% of gross offering proceeds paid by our sponsor or its affiliates and up to 4.0% of gross offering proceeds from the sale of Class A Shares in the primary offering (for a total of up to 7.0%); all or a portion of such selling commissions may be reallowed to participating broker dealers.

Class T Shares

3.0% of gross offering proceeds paid by our sponsor or its affiliates from the sale of Class T Shares in the primary offering; all or a portion of such selling commissions may be reallowed to participating broker dealers (for a total of up to 3.0%).

Class I Shares

No selling commissions will be payable with respect to Class I Shares.

$86,000 ($56,000 for the Class A Shares, $30,000 for the Class T Shares and $0 for the Class I shares, respectively)/$43,000,000 ($28,000,000 for the Class A Shares, $15,000,000 for the Class T Shares and $0 for the Class I Shares, respectively)

Dealer Manager Fee (2)

Class A Shares

Up to 3.0% of gross offering proceeds from the sale of Class A Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

Class T Shares

Up to 3.0% of gross offering proceeds from the sale of Class T Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

Class I Shares

Up to 0.5% of gross offering proceeds from the sale of Class I Shares in the primary offering; a portion of such dealer manager fee may be reallowed to participating broker dealers as a marketing fee.

$55,000 ($24,000 for the Class A Shares, $30,000 for the Class T Shares and $1,000 for the Class I shares, respectively)/$27,500,000 ($12,000,000 for the Class A Shares, $15,000,000 for the Class T Shares and $500,000 for the Class I Shares, respectively)

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering (1)

Other Organization and Offering Expenses (3)(4)	We reimburse our advisor for organization and offering costs it incurs on our behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. If we raise the maximum offering amount in the primary offering and under the distribution reinvestment plan, we expect organization and offering expenses (other than selling commissions and the dealer manager fee) to be $10,000,000 or 1% of gross offering proceeds. These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of our advisor for costs in connection with preparing supplemental sales materials.	$10,000,000

Acquisition and Development Stage

Acquisition Fees – Advisor (4)(5)	1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition expenses and financing attributable to such investments.	$18,930 (minimum offering and no debt)/$9,465,000 (maximum offering and no debt)/ $18,930,000 (maximum offering and maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets/ $37,860,000 (maximum offering and leverage such that our total liabilities do not exceed 75% of the cost of our tangible assets (which is the maximum leverage permitted under our charter, unless a majority of our independent directors approves additional borrowings))

Acquisition Expenses	Reimbursement of customary acquisition expenses (including expenses relating to potential investments that we do not close), such	$9,465 (minimum offering and no

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering (1)

	as legal fees and expenses (including fees of in-house counsel of affiliates and other affiliated service providers that provide resources to us), costs of due diligence (including, as necessary, updated appraisals, surveys and environmental site assessments), travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, real estate-related debt securities and other real estate-related investments. We estimate that these expenses will average approximately 0.5% of the purchase prices of our investments, excluding fees and expenses associated with such investments.	debt)//$4,732,500 (maximum offering and no debt)/$9,465,000 (maximum offering and maximum target leverage such that our total liabilities do not exceed 50% of the cost of our tangible assets) / $18,930,000 (maximum offering and leverage such that our total liabilities do not exceed 75% of the cost of our tangible assets (which is the maximum leverage permitted under our charter, unless a majority of our independent directors approves additional borrowings)).

Distribution Fee (6)

With respect to our Class T Shares only, we will pay our dealer manager a distribution fee, all or a portion of which may be reallowed by the dealer manager to participating broker dealers, that accrues daily and is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the gross offering price per Class T Share in the primary offering, or (ii) if we are no longer offering shares in a public offering, the estimated per share value of Class T Shares, if any has been disclosed. The distribution fee will be payable monthly in arrears and will be paid on a continuous basis from year to year.

We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of our primary offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation with respect to the Class T primary shares held by a stockholder within his or her particular account, including dealer manager fees, sales commissions, and distribution fees, would be in excess of 10% of the total gross offering price at the time of the investment in the primary Class T Shares held in such account. See “Description of Shares.”

$5,000,000 annually, assuming sale of $500,000,000 of Class T Shares, subject to the 10% limit on underwriting compensation. We estimate that a maximum of $20,000,000 in such fees will be paid over the life of the company; some or all fees may be reallowed.

Asset Management Fees(4)(7)	A monthly fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated by us for investments, including expenses and any financing attributable to such investments, less any principal received on our debt and securities investments. In the case of investments	Actual amounts are dependent upon the total equity and debt capital we raise, the cost of our

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering (1)

	made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.	investments and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses Advisors(7)

We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we generally will not reimburse our advisor for any amount by which our total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in our advisory agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period. After the end of any fiscal quarter for which our total operating expenses exceed this 2%/25% limitation for the four fiscal quarters then ended, if our independent directors exercise their right to conclude that this excess was justified, this fact will be disclosed in writing to the holders of our shares of common stock within 60 days. If our independent directors do not determine such excess expenses are justified, our advisor is required to reimburse us, at the end of the four preceding fiscal quarters, by the amount that our aggregate annual total operating expenses paid or incurred exceed this 2%/25% limitation.

Additionally, we will reimburse our advisor for personnel costs in connection with other services; however, we will not reimburse our advisor for (a) personnel costs in connection with the services for which our advisor earns acquisition fees or disposition fees, or (b) the salaries and benefits of our named executive officers.

Actual amounts are dependent upon the total equity and debt capital we raise, the cost of our investments and the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Disposition Fees (4)(8)	For substantial assistance in connection with the sale of investments, as determined by our independent directors, we will pay a disposition fee of 1.0% of the contract sale price of each commercial real estate loan or other investment sold, including mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of commercial real estate debt unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of: (i) 1.0% of the principal amount of the debt prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a loan, we will pay a disposition fee upon the sale of such property.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Minimum/ Maximum Offering (1)

Reimbursement of certain offering expenses to our sponsor and its affiliates	Our sponsor will pay all or a portion of selling commissions for our Class A Shares and our Class T Shares, 3% of gross offering proceeds, incurred in connection with this offering. We will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event but only after our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital, or (ii) upon the termination of the advisory agreement by us without cause or by the advisor with good reason. The sponsor reimbursement will not be made if we terminate the advisory agreement with cause or the advisor terminates the advisory agreement without good reason.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Special Units (9)	Rodin Income Trust OP Holdings, LLC, an affiliate of our advisor, was issued special units upon its initial investment of $1,000 in our operating partnership and in consideration of services to be provided by our advisor and as the holder of special units will be entitled to receive distributions equal to 15% of our net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after (i) our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital and (ii) our sponsor has received reimbursement for its payment of the selling commissions and the dealer manager fees. In addition, Rodin Income Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units. The special units may be redeemed upon: (i) the listing of our common stock on a national securities exchange; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed; or (iii) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement, in each case for an amount that Rodin Income Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption. If the event triggering the redemption is: (i) a listing of our shares on a national securities exchange, the enterprise valuation will be calculated based on the average share price of our shares for a specified period; (ii) a merger, consolidation or a sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed, the enterprise valuation will be based on the value of the consideration received or to be received by us or our stockholders on a per share basis; or (iii) an underwritten public offering, the enterprise value will be based on the valuation of the shares as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

(1)	The estimated minimum and maximum dollar amounts are based on the sale of the minimum of $2,000,000 and the maximum of $1,000,000,000 to the public in the primary offering. In addition, the estimated maximum dollar amounts are based on the current compensation structure under the advisory agreement. Compensation to be paid to our advisor may be increased subject to approval by our independent directors and the other limitations in our advisory agreement and our charter.

(2)	All or a portion of the selling commissions and/or dealer manager fee will not be charged with regard to Class A Shares sold to certain categories of purchasers. See “Plan of Distribution.”
(3)	We will reimburse our advisor or its affiliates for the unreimbursed portion and future organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the total amount of selling commissions, dealer manager fees and other organization and offering costs borne by us to exceed 15% of gross proceeds from our offering.
(4)	Our advisor in its sole discretion may defer any fee payable to it under the advisory agreement or accept, in lieu of cash, shares of our common stock. These fees may consist of charges of our advisor for administrative services related to the issuance of shares in this offering, acquisition fees, asset management fees and disposition fees. All or any portion of such fees not taken may be deferred without interest and paid when the advisor determines.
(5)	Because the acquisition fee we pay our advisor is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan, this fee will be greater to the extent we fund acquisitions and originations through (i) the incurrence of debt (which we expect to represent 50% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), if we sell the maximum number of shares offered hereby), (ii) retained cash flow from operations, (iii) issuances of equity in exchange for assets and (iv) proceeds from the sale of shares under our distribution reinvestment plan.
(6)	The estimated aggregate maximum distribution fee assumes that (i) we sell the maximum offering amount of $1.0 billion in shares (consisting of $400 million in Class A Shares, at $27.17 per share, $500 million in Class T Shares, at $26.04 per share, and $100 million in Class I Shares, at $25.38 per share) and therefore, the maximum amount of underwriting compensation from all sources is $90,500,000 million, which is 90.5% of the maximum amount of gross offering proceeds, and (ii) all other underwriting compensation other than the distribution fee, will equal $70,500,000 million, which consists of the maximum selling commissions and dealer manager fees payable in connection with the purchase of shares in our primary offering (of which $40,000,000 million, $30,000,000 million and $500,000 million is attributable to the Class A Shares, Class T Shares and Class I Shares, respectively), as set forth in the “Plan of Distribution” section of this prospectus.
(7)	On the earlier of four fiscal quarters after (i) we make our first investment or (ii) six months after commencement of this public offering our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless the audit committee has determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including asset management fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) incentive fees; and (f) acquisition fees, acquisition expenses (including expenses relating to potential investments that we do not close), disposition fees on the sale of real property and other expenses connected with the acquisition, origination, disposition and ownership of real estate interests, loans or other property (other than disposition fees on the sale of assets other than real property), such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property.
(8)	Although we are most likely to pay disposition fees to our advisor or an affiliate in the event of our liquidation, these fees may also be incurred during our operational stage. Our charter limits the maximum amount of the disposition fees payable to the advisor and its affiliates to 3.0% of the contract sales price.

To the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described in note 7 above. In no event will disposition fees exceed an amount which, when added to the fees paid to unaffiliated parties in connection with a qualifying sale of assets, equals the lesser of a competitive real estate commission or 6.0% of the sales price of the assets.

(9)	Upon the termination of our advisory agreement for “cause,” we will redeem the special units in exchange for a one-time cash payment of $1.00. Except for this potential payment and as described in “Management Compensation,” Rodin Income Trust OP Holdings, LLC, as the holder of special units, shall not be entitled to receive any redemption or other repayment from us or our operating partnership, including any participation in the monthly distributions we intend to make to our stockholders.

STOCK OWNERSHIP

The following table shows, as of the date of this prospectus, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage

Cantor Real Estate Investment Management, LLC[1]	8,180	100%
Michael Lehrman, Chairman of the Board of Directors[1] Jon Vaccaro, Chief Executive Officer[1]	— —	— —
Eric Schwartz, President[1]	—	—
Steve Bisgay, Chief Financial Officer and Treasurer[1]	—	—
Chris Milner, Chief Investment Officer[1]	—	—
Independent Director Nominee	—	—
Independent Director Nominee	—	—
Independent Director Nominee	—	—
All directors and executive officers as a group	—	—

(1)	The address of this beneficial owner is c/o Rodin Income Trust, Inc. 110 E. 59th Street New York, NY 10022.

CONFLICTS OF INTEREST

Our sponsor faces conflicts of interest relating to performing services on our behalf and such conflicts may not be resolved in our favor, meaning that we could acquire less attractive assets, which could limit our ability to make distributions and reduce your overall investment return. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our sponsor is an indirect subsidiary of Cantor and is organized to provide asset management and other services to us. Cantor controls CCRE, BGC (including NGKF) and a number of other financial services businesses, including our dealer manager (collectively, the “Cantor Companies”).

We rely on our sponsor’s investment professionals to identify suitable investment opportunities for our company. Our investment strategy may overlap with some of the strategies of our sponsor and the Cantor Companies, including CCRE and BGC. CCRE is primarily in the business of originating and securitizing whole mortgage loans secured by commercial real estate. Opportunities to originate or acquire such loans by CCRE could be considered competitive with our target assets. BGC, through its real estate services business, NGKF, does not currently originate or acquire competing loans. However, in the course of NGKF’s business, it may generate fees from the referral of such loan opportunities to third parties. The persons comprising BGC’s and CCRE’s day to day management are generally different than our investment professionals. However, both lines of business are affiliates and under common control with us. CCRE and BGC or other Cantor Companies are not restricted from competing with our business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring loan opportunities to third parties in exchange for fees. In addition, CCRE and BGC are not required to refer such opportunities to us.

Our Affiliates’ Interests in Our Sponsor and Its Affiliates

General

Our executive officers and certain of our directors are also officers, directors and managers of our sponsor and in some cases, other Cantor Companies. These persons may have legal obligations with respect to those entities that are similar to their obligations to us. Other Cantor Companies, including, but not limited to CCRE and BGC (NGKF), may be involved in other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. Our directors and affiliates are not restricted from engaging for their own account in business activities of the type conducted by us. In addition, our sponsor may grant equity interests in our advisor and the special unit holder to certain personnel performing services for our advisor and our dealer manager.

Allocation of Our Affiliates’ Time

We rely on our sponsor’s and advisor’s key executive officers and employees who act on behalf of our advisor, including Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner, for the day-to-day operation of our business. Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner are also executive officers of other Cantor Companies. As a result of their interests in other Cantor Companies, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Lehrman, Vaccaro, Bisgay, Schwartz and Milner face conflicts of interest in allocating their time among us, our advisor and other Cantor Companies and other business activities in which they are involved. However, we believe that our advisor and its affiliates have sufficient resources and personnel to fully discharge their responsibilities to us.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our advisor and its affiliates will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of the investment committee and management personnel of our sponsor who perform services on behalf of our advisor, some of whom also serve as executive officers, directors and other key professionals of our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including our advisory agreement and the dealer manager agreement;

•	public offerings of equity by us, which entitle our dealer manager to dealer manager fees and will likely entitle our advisor to increased acquisition fees and asset management fees;

•	originations of loans and acquisitions of investments at higher purchase prices, which entitle our advisor to higher acquisition fees and asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Cantor Companies, might entitle affiliates of our advisor to disposition fees in connection with services for the seller;

•	sales of investments, which entitle our advisor to disposition fees;

•	borrowings up to or in excess of our stated borrowing policy to originate and acquire investments, which borrowings will increase the acquisition fees and asset management fees payable to our advisor;

•	whether and when we seek to list our common stock on a national securities exchange;

•	whether we seek to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and other key professionals of our sponsor who are performing services for us on behalf of our advisor for consideration that would be negotiated at that time and may result in these professionals receiving more compensation from us than they currently receive from our sponsor; and

•	whether and when we seek to sell our company or its assets.

The fees our advisor receives in connection with transactions involving the origination or acquisition of an asset are based on the cost of the investment and not based on the quality of the investment or the quality of the services rendered to us. In addition, as holder of the special units, Rodin Income Trust OP Holdings, LLC, an affiliate of our advisor, may be entitled to certain distributions subject to our stockholders receiving a return equal to their total invested capital plus a 7.0% cumulative non-compounded annual pre-tax return on such aggregate invested capital. This may influence our sponsor’s key professionals performing services on behalf of our advisor, including its investment committee, to recommend riskier transactions to us. Additionally, after the termination of our primary offering, our advisor has agreed to reimburse us to the extent total organization and offering costs borne by us exceed 15% of the gross proceeds raised in our offering. As a result, our advisor may decide to extend our offering to avoid or delay the reimbursement of these expenses.

Affiliated Dealer Manager

Since our dealer manager is an affiliate of our advisor, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with our offering of securities. See “Plan of Distribution.”

Our dealer manager may seek to raise capital through public offerings conducted concurrently with our offering. As a result, our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital.

Certain Conflict Resolution Measures

In order to reduce or eliminate certain potential conflicts of interest, our charter contains restrictions and conflict resolution procedures relating to transactions we enter into with our sponsor, our advisor, our directors or their respective affiliates. In addition to these charter provisions, our board of directors has also adopted a conflicts of interest policy, which provides additional limitations, consistent with our charter, on our ability to enter these types of transactions in order to further reduce the potential for conflicts inherent in transactions with affiliates. The following describes these restrictions and conflict resolution procedures in our charter and in our conflicts of interest policy.

Charter Provisions Relating to Conflicts of Interest

Advisor Compensation. Our independent directors will determine from time-to-time, but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable REITs. In addition, our independent directors will evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our advisory agreement are being carried out. This evaluation will be based on the following factors as well as any other factors they deem relevant:

•	the amount of the fees and any other compensation, including equity-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of the assets;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

The findings of our board of directors with respect to these evaluations will be recorded in the minutes of the meetings of our board of directors.

Under our charter, we can only pay our advisor or one of its affiliates a disposition fee in connection with the sale of an investment, including partial sales and syndications, if it provides a substantial amount of the services in the effort to sell the investment, as determined by a majority of our independent directors and the commission does not exceed up to 3% of the contract sales price of the property. Moreover, our charter also provides that the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property. We do not intend to sell or lease assets to our sponsor, our advisor, any of our directors or any of their affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold or leased an asset to our sponsor, our advisor, any of our directors or any of their affiliates, our charter would require that a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, conclude that the transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Under our operating partnership’s partnership agreement, Rodin Income Trust OP Holdings, LLC is entitled to receive distributions equal to 15% of net cash flow and to have the special units redeemed for the amount it would have been entitled to receive had the operating partnership disposed of all of its assets at the enterprise valuation as of the date of the events triggering the redemption upon: (i) the listing of our common stock on a national securities exchange; or (ii) the occurrence of certain events that result in the termination or non-renewal of our advisory agreement, only if (i) the stockholders first receive a return of our invested capital and 7% per year cumulative, non-compounded return and (ii) our sponsor has received reimbursement for the payment of our selling commissions.

Our charter also limits the amount of acquisition fees and expenses we can incur to a total of 6% of the contract purchase price for the asset or, in the case of debt that we originate, 6% of the funds advanced. This limit may only be exceeded if a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us. Although our charter permits combined acquisition fees and expenses to equal 6% of the purchase price or funds advanced, our advisory agreement limits the acquisition fee to an amount equal to up to 1% of the amount funded or allocated by us to originate or acquire commercial real estate investments, including acquisition expenses and financing attributable to such investments. Any increase in the acquisition fee stipulated in our advisory agreement would require the approval of a majority of the members of our board of directors.

Term of Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. Our charter provides that a majority of our independent directors may terminate our advisory agreement with our advisor without cause or penalty on 60-days’ written notice. Our advisor may terminate our advisory agreement with good reason on 60-days’ written notice. Upon termination of the advisory agreement by us without cause or by the advisor with good reason, our sponsor may be entitled to the reimbursement of the selling commissions paid on our behalf. See “Management Compensation.” In addition, upon termination of our advisory agreement by our advisor, Rodin Income Trust OP Holdings, LLC, an affiliate of our advisor, will be entitled to receive a one-time payment in connection with the redemption of its special units. For a more detailed discussion of the special units, see the sections entitled “Management—The Advisory Agreement” and “Management Compensation—Special Units— Rodin Income Trust OP Holdings, LLC” of this prospectus.

Our Acquisitions. We will not purchase or lease assets in which our sponsor, our advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to our sponsor, our advisor, our director or the affiliated seller or lessor, unless there is substantial justification for the excess amount and such excess is reasonable. In no event may we acquire any such asset at an amount in excess of its current appraised value.

Our charter provides that the consideration we pay for real property will ordinarily be based on the fair value of the property. In cases in which a majority of the independent directors or the board of directors or such committee so determine, and in all cases in which real property is acquired from our sponsor, our advisor, any of our directors or any of their affiliates, the fair value shall be determined by an independent expert selected by our independent directors not otherwise interested in the transaction.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making loans in which the borrower is our sponsor, our advisor, our directors or any of their affiliates, except for loans to wholly owned subsidiaries and mortgage loans for which an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any mortgage or equity interest of our sponsor, our advisor, our directors or any of their affiliates. We currently anticipate that our independent directors will establish criteria and parameters for certain affiliated mortgage loan transactions. If such criteria and parameters are established and approved by our independent directors, our independent directors may determine to pre-approve mortgage transactions with affiliates satisfying such criteria and parameters.

Joint Ventures or Participations with Affiliates of the Advisor. Subject to approval by our board of directors and the separate approval of our independent directors, we may enter into joint ventures, participations or other arrangements with affiliates of our advisor to acquire debt and other investments. In conjunction with such prospective agreements, our advisor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular agreements. Our affiliated partners may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such arrangements be consummated, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated partner, in managing the arrangement and in resolving any conflicts or exercising any rights in connection with the arrangements. Since our advisor will make various decisions on our behalf, agreements and transactions between our advisor’s affiliates and us as partners with respect to any such venture will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. Our advisor or its affiliates may receive various fees for providing services to the joint venture, including but not limited to an asset management fee, with respect to the proportionate interest in the properties held by our joint venture partners. In evaluating investments and other management strategies, the opportunity to earn these fees may lead our advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as preservation of capital, in order to achieve higher short-term compensation. We may enter into ventures with our sponsor, our advisor, our directors or affiliates of our advisor for the acquisition of investments or co-investments, but only if: (i) a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us; and (ii) the investment by us and our sponsor, our advisor, such directors or such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties. If we enter into a joint venture with any of our affiliates, the fees payable to our advisor by us would be based on our share of the investment.

Other Transactions Involving Affiliates. A majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction must conclude that all other transactions between us and our sponsor, our advisor, any of our directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Lack of Separate Representation. Greenberg Traurig, LLP has acted as special U.S. federal income tax counsel to us in connection with our offering and is counsel to us, our operating partnership, our dealer manager and our advisor in connection with our offering and may in the future act as counsel for each such company. Greenberg Traurig, LLP also may in the future serve as counsel to certain affiliates of our advisor in matters unrelated to our offering. There is a possibility that in the future the interests of the various parties may become adverse. In the event that a dispute were to arise between us, our operating partnership, our dealer manager, our advisor, or any of their affiliates, separate counsel for such parties would be retained as and when appropriate.

Limitation on Operating Expenses. We reimburse our advisor quarterly for total operating expenses, based upon a calculation for the four preceding fiscal quarters, not to exceed the greater of 2% of our average invested assets or 25% of our net income, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. In each case in which such a determination is made, our stockholders will receive written disclosure of the determination, together with an explanation of the factors considered in making the determination, within 60 days after the quarter in which the excess is approved. “Average invested assets” means the average monthly book value of our assets during a specified period before deducting depreciation, loan loss reserves or other similar non-cash reserves. “Total operating expenses” means all costs and expenses paid or incurred by us, as determined under U.S. GAAP, that are in any way related to our operation, including asset management fees, but excluding: (i) the expenses of raising capital such as organization and offering costs, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenses such as depreciation, amortization and bad debt reserves; (v) incentive fees; (vi) acquisition fees and acquisition expenses; (vii) real estate commission on the sale of real property; and (viii) other fees and expenses connected with the acquisition, financing, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Issuance of Options and Warrants to Certain Affiliates. We will not issue options or warrants to purchase our common stock to our advisor, our directors, our sponsor or any of their affiliates, except on the same terms as such options or warrants, if any, are sold to the general public. We may issue options or warrants to persons other than our advisor, our directors, our sponsor and their affiliates, but not at an exercise price less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of our board of directors has a market value less than the value of such option or warrant on the date of grant. Any options or warrants we issue to our advisor, our directors, our sponsor or any of their affiliates shall not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to our sponsor, our advisor or our directors or any of their affiliates in connection with our repurchase of our common stock.

Loans. We will not make any loans to our sponsor, our advisor, any of our directors or any of their affiliates unless the loans are mortgage loans and an appraisal is obtained from an independent appraiser concerning the underlying property or unless the loans are to one of our wholly owned subsidiaries. In addition, we will not borrow from our sponsor, our advisor, any of our directors or any of their affiliates unless a majority of our board of directors (including a majority of independent directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our board of directors are required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with U.S. GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from our independent directors that our policies are in the best interests of our common stockholders and the basis for such determination; and

•	a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by our independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. Our advisor, our directors and their affiliates may not vote their shares of common stock regarding: (i) the removal of any of them; or (ii) any transaction between them and us. In determining the requisite percentage in interest of shares necessary to approve a matter on which our advisor, our directors and their affiliates may not vote, any shares owned by them will not be included.

Allocation of Investment Opportunities. We rely on our sponsor’s investment professionals to identify suitable investment opportunities for our company. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of other Cantor Companies. Therefore, many investment opportunities that are suitable for us may also be suitable for other Cantor Companies, including CCRE and NGKF.

Our sponsor and advisor may allocate to us all investment opportunities which they identify and which are consistent with our guidelines. In the future, our sponsor will allocate investment opportunities to us and other companies it may sponsor based on factors which may include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the purchasing entity, if applicable; and

•	affiliate and/or related party considerations.

The decision of how any potential investment should be allocated among us and other Cantor Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by Cantor in its sole discretion.

INVESTMENT OBJECTIVES AND CRITERIA

General

We expect to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of commercial real estate debt and equity investments secured by properties located both within and outside the United States. We intend to focus on originating and acquiring mortgage loans secured primarily by commercial real estate. The loans may vary in duration, may bear interest at a fixed or floating rate, and may amortize and typically require a balloon payment of principal at maturity. These investments may encompass a whole loan or may also include pari passu participations within such a mortgage loan. Although we expect that originating mortgage loans will be our primary area of focus, we also expect to originate and invest in other commercial real estate loans and other debt investments, including subordinate mortgage interests, mezzanine loans, preferred equity and real estate securities. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of assets that provide opportunities for capital appreciation as well as potential for cash distributions. Our funds will be invested in accordance with our charter, which will place numerous limitations on us with respect to the manner in which we may invest (see “—Charter-imposed Investment Limitations”).

We are focused on acquiring an investment portfolio with a total return profile that is composed of investments that provide potential and current operating income. To that end, our primary investment objectives are:

•	to preserve, protect and return your capital contribution; and

•	to pay regular cash distributions.

We will also seek to realize growth in the value of our investments by timing asset sales to maximize their value. We intend to actively pursue lending and investment opportunities that we believe provide an attractive risk-adjusted return.

We may return all or a portion of your capital contribution in connection with the sale of the company or the investments we will make or upon maturity or payoff of our debt investments. Alternatively, you may be able to obtain a return of all or a portion of your capital contribution in connection with the sale of your shares.

Our board may revise our investment policies, which we describe in more detail below, without the approval of our stockholders. Our independent directors will review our investment policies at least annually to determine whether our policies are in the best interests of our stockholders. Our charter requires that the independent directors include the basis for this determination in our minutes and in an annual report delivered to our stockholders.

Our Competitive Strengths

We believe that our competitive strengths include (i) our affiliation with Cantor, (ii) our advisor’s extensive real estate expertise, (iii) our advisor’s superior sourcing capabilities, (iv) our advisor’s experienced management team, (v) Cantor’s capital markets expertise, (vi) Cantor’s research capabilities and (vii) distribution support commitment.

Our Affiliation with Cantor— Our affiliation with Cantor provides us with unique insight and in-depth expertise of global financial markets, local real estate dynamics and access to potential investment opportunities, many of which we believe will not be available to our competitors.

Cantor is a diversified financial services company with a specialization in real estate services for institutional customers operating in the global financial and commercial real estate markets. Cantor’s major business lines include Capital Markets and Investment Banking and Real Estate Brokerage and Finance.

Cantor’s Capital Markets and Investment Banking business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. Cantor services these customers predominantly through its distribution-based model that provides services to customers for numerous financial instruments, including U.S. government and agency securities, mortgage backed securities, corporate bonds, equities, exchange traded funds, interest rate swaps, foreign currency exchange contracts, futures and options. This business line operates primarily through Cantor Fitzgerald & Co., which is one of only 22 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York.

Cantor’s Real Estate Brokerage and Finance business principally consists of commercial real estate brokerage services, conducted by NGKF, and commercial real estate finance activity, conducted by CCRE.

NGKF is a leading full-service commercial real estate platform offering commercial real estate tenants, owners, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and financial services, consulting, project management, and property and facilities management. These services are supported by proprietary market research and extensive local expertise. NGKF participated in over 17,000 transactions in 2014 across these various services and has consistently won a number of U.S. industry awards and accolades in recognition of its performance and achievements. As of December 31, 2014, NGKF managed more than 200 million square feet of real estate in the United States operating in more than 120 offices with over 4,100 employees, including over 1,500 brokers. Outside of the United States, NGKF is associated with London-based Knight Frank LLP, which is a leading independent, global real estate consultancy firm providing commercial real estate services, operating in approximately 220 key office hubs across Europe, the Middle East, Asia, Australia and Africa.

CCRE is a leading commercial real estate finance company, which originates, securitizes and services fixed and floating-rate commercial mortgages collateralized by diverse commercial real estate assets throughout the United States. CCRE operates one of the largest commercial mortgage loan origination platforms in the United States with approximately 300 commercial real estate and finance professionals. CCRE has originated over 2,500 loans totaling more than $43 billion since its inception in 2010. As of December 31, 2015, CCRE serviced over $50 billion of commercial real estate loans.

As of December 31, 2015, NGKF and CCRE operated collectively from over 120 offices across the United States as shown on the map below.

Extensive Real Estate Expertise—Throughout their careers, our advisor’s executives have collectively originated, acquired, structured, managed, distributed and serviced over $250 billion of commercial real estate investments consistent with our company’s investment strategy throughout numerous real estate cycles.

Superior Sourcing Capabilities—Through our advisor, we can draw on Cantor’s established proprietary origination infrastructure. Our advisor is led by an experienced senior management team of investment professionals who possess longstanding relationships with commercial banks, investment banks, insurance companies, brokerage professionals and other commercial real estate industry participants. We expect the combination of Cantor’s proprietary origination capabilities combined with the experience and relationships of our advisor, will provide us with an ongoing source of investment opportunities, many of which we believe will not be available to our competitors.

Experienced Management Team—Our advisor is managed by an experienced team of investment professionals with an average of more than 25 years of institutional real estate experience at major financial institutions. This management team has led teams of global investment professionals in executing investment strategies consistent with our investment strategy. See “Management— The Advisor” for biographical information regarding these individuals.

Cantor’s Capital Markets Expertise— Through our advisor, we can draw on Cantor’s established expertise within the global capital markets, providing us with a unique perspective on fixed income trends, pricing, and liquidity. Cantor’s Capital Markets and Investment Banking business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. This business operates primarily through Cantor Fitzgerald & Co., which is one of only 22 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York. Cantor’s Investment Banking division underwrites public and private offerings of equity and debt securities and provides financial advisory services to clients in connection with mergers and acquisitions, restructurings and other transactions.

Cantor’s Capital Markets expertise includes a focus on commercial real estate, where Cantor Fitzgerald & Co., acted as a co-manager on the issuance of 51 fixed rate Commercial Mortgage Backed Securities offerings totaling $57 billion between April 1, 2011, and December 31, 2015, representing approximately 26% of total domestic fixed rate CMBS securitizations during the same period. Additionally, Cantor is a leader in at-the-market (“ATM”) follow-on equity offerings, including having filed over 85 REIT ATM programs with an aggregate value of over $15 billion over the past 10 years.

Cantor’s Research Capabilities—Both NGKF and Cantor Fitzgerald & Co. author research, including proprietary research and analyses, related to public companies, including REITs, real estate property types and global markets, as well as overall economic trends and outlooks. This research monitors leading and lagging indicators, tracks and analyzes demand drivers, cyclical patterns and industry trends affecting real estate.

Distribution Support Commitment—Our sponsor has agreed to purchase up to an aggregate of $5.0 million of our Class A shares of common stock at $24.45 per share until [            ,      2017] to the extent cash distributions to our stockholders at a rate of at least 7% per annum for any calendar quarter exceed MFFO for such quarter. Our sponsor will purchase shares following the end of each quarter for a purchase price equal to the amount by which the cash distributions paid to stockholders exceed MFFO for such quarter, up to an amount equal to a 7% cumulative, non-compounded annual return on stockholders’ invested capital, prorated for such quarter. Notwithstanding our sponsor’s obligations pursuant to the distribution support agreement, we are not required to pay distributions to our stockholders at a rate of 7% per annum or at all. For more information regarding our sponsor share purchase support arrangement and our distribution policy, please see “Description of Capital Stock—Distributions.”

Support of Certain Selling Commissions—Our sponsor or its affiliates have agreed to pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares and Class T Shares subject to a reimbursement under certain circumstances. This will result in a reduction in the total selling commissions that we will pay in connection with the primary offering and therefore increase the estimated amount we will have available for investments. See “Management Compensation.”

Our Target Assets

The real estate in which we intend to invest in will include the following types of commercial real estate loans and other debt and equity investments, including, but not limited to:

•	Mortgage Loans: Loans secured by real estate and evidenced by a first or second priority mortgage. The loans may vary in duration, may bear interest at a fixed or floating rate, and may amortize and typically require a balloon payment of principal at maturity. These investments may encompass a whole loan or may also include pari passu participations within such a mortgage loan. Subordinate mortgage interests, often referred to as “B-notes”, in a junior portion of the mortgage loan have the same borrower and benefit from the same underlying secured obligation and collateral as the senior interest in a mortgage loan. B-notes are subordinated in repayment priority, however, they represent the controlling class;

•	Preferred Equity and Mezzanine Loans: Preferred equity investments that are subordinate to any mortgage and mezzanine loans, but senior to the owner’s common equity. Preferred equity may elect to receive an equity participation. Mezzanine loans made to the owners of a mortgage borrower and secured by a pledge of equity interests in the mortgage borrower. These loans are subordinate to a first mortgage loan but senior to the owner’s equity;

•	Real Estate Securities: Interests in real estate, which may take the form of (i) CMBS or structured notes that are collateralized by pools of real estate debt instruments, often first mortgage loans, (ii) unsecured REIT debt, or (iii) debt or equity securities of publicly traded real estate companies; and

•	Commercial Real Estate Equity Investments: Acquire investments in properties where opportunities exist to enhance value through professional management and restructuring expertise.

The allocation of our capital among our target assets will depend on prevailing market conditions at the time we invest and may change over time in response to different prevailing market conditions, including with respect to interest rates and general economic and credit market conditions. In addition, in the future we may invest in assets other than our target assets, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from regulation under the Investment Company Act of 1940, as amended, or the “Investment Company Act.”

Investment Policies

Primary Investment Focus

We will focus our investment activities on originating mortgage loans secured primarily by commercial real estate. We may also invest in commercial real estate securities and commercial real estate properties. Commercial real estate debt investments may include first mortgage loans, subordinated mortgage loans, mezzanine loans and participations in such loans. Commercial real estate debt investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such loans. Commercial real estate securities may include CMBS, unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and other structured notes. We may make our investments through loan origination and the acquisition of individual assets or by acquiring portfolios of assets, mortgage REITs or companies with investment objectives similar to ours. We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an investment, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives.

Commercial Real Estate Debt

We will originate, underwrite, structure and acquire commercial real estate debt, including first mortgage loans, mezzanine loans and other loans related to commercial real estate. We may also acquire some equity participations in the underlying collateral of commercial real estate debt. We originate, underwrite and structure our debt investments. We use conservative underwriting criteria to focus on risk adjusted returns based on several factors which may include, the leverage point, debt service coverage and sensitivity, lease sustainability studies, market and economic conditions, quality of the underlying collateral and location, reputation and track record of the borrower. Our underwriting process involves comprehensive financial, structural, operational, and legal due diligence to assess any risks in connection with making such investments so that we can optimize pricing and structuring. Described below are some of the types of loans we may acquire or originate.

Mortgage Loans. Mortgage loans generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mortgage loans may be either short-term or long-term, may be fixed or floating rate, may represent the first lien position or a second (or lower) lien position, and are predominantly current-pay loans. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include retained origination fees. Mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure.

Subordinate Mortgage Interests. Subordinated mortgage loans, or B-notes, may be either short or long term, may be fixed or floating rate and are predominantly current-pay loans, and as the controlling class member they appoint the special servicer. We may also create subordinated mortgage loans by tranching our directly originated mortgage loans generally through syndications of senior mortgages, or acquire such assets from third party mortgage lenders.

Preferred Equity. Preferred equity is a type of loan secured by the partner interests in an entity that owns property or real estate related investments. These investments are generally senior with respect to distributions, redemption rights and rights at liquidation to the entity’s common equity. For accepting increased credit risk, investors in preferred equity are compensated with fixed (or floating) payments and may also participate in capital appreciation. Upon a default, there is a change of control event and the limited partner assumes control of the entity. Upon an event of default by a general and limited partner, they may lose their rights with regard to operational input and become a passive investor. Rights of preferred equity holders are usually governed by partnership agreements that determine who has control over decision making, and when those rights may be revoked, and typically include a cash flow waterfall that allocates any distributions of income or principal into and out of the entity.

Mezzanine Loans. Mezzanine loans are secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real estate and generally finance the acquisition, refinancing, rehabilitation or construction of commercial real estate. Mezzanine loans may be either short or long term and may be fixed or floating rate. We may acquire or originate mezzanine loans backed by properties that fit our investment strategy. We may own such mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues) and may provide for participation in the value or cash flow appreciation of the underlying property as described below.

Equity Participations or “Kickers”. Subject to our ability to satisfy the REIT qualification requirements, we may elect to receive equity participation opportunities in connection with our commercial real estate debt originations. Equity participations can be paid in the form of additional interest, exit fees, percentage of sharing in refinance or resale proceeds or warrants in the borrower. Equity participation can also take the form of a conversion feature, permitting the lender to convert a loan or preferred equity investment into common equity in the borrower at a negotiated premium to the current net asset value of the borrower. We may generate additional revenues from these equity participations as a result of excess cash flows being distributed or as appreciated properties are sold or refinanced.

Commercial Real Estate Securities

In addition to our focus on origination of and investments in commercial real estate debt, we may also acquire commercial real estate securities, such as CMBS, unsecured REIT debt and structured products.

CMBS. CMBS are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions of specified principal and interest payments from the trust’s underlying assets. The senior classes are often securities which, if rated, would have ratings ranging from low investment grade “BBB” to higher investment grades “A,” “AA” or “AAA.” The junior, subordinated classes typically would include one or more non-investment grade classes which, if rated, would have ratings below investment grade “BBB.” Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne first by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled. We may invest in senior or subordinated, investment grade or non-investment grade CMBS, as well as unrated CMBS.

Senior Unsecured REIT Debt. Publicly-traded REITs may own large, diversified pools of commercial real estate or they may focus on a specific type of property, such as shopping centers, office buildings, multifamily properties and industrial warehouses. Publicly-traded REITs typically employ moderate leverage. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.

Structured Notes. Structured notes are multiple class debt notes, secured by pools of assets, such as CMBS, mezzanine loans and unsecured REIT debt. Like typical securitization structures, in a structured note, the assets are pledged to a trustee for the benefit of the holders of the bonds. Structured notes often have reinvestment periods that typically last for five years, during which time, proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially. These notes may be rated investment grade, non-investment grade or not rated.

Commercial Real Estate Equity Investments

In addition to our focus on investing in commercial real estate debt, we also may acquire: (i) equity interests in an entity that is an owner of commercial real property (or in an entity operating or controlling commercial real property, directly or through affiliates), which may be structured to receive a priority return or is senior to the owner’s equity; (ii) certain strategic joint venture opportunities where the risk-return and potential upside through sharing in asset or platform appreciation is compelling; and (iii) private issuances of equity securities of public companies. Our commercial real estate equity investments may or may not have a scheduled maturity and are expected to be of longer duration than our typical portfolio investment. Such investments may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments in real estate-type interests that we believe are in our best interests. Although we can purchase any type of real estate-type interests, our charter does limit certain types of investments. See “— Investment Limitations.”

Underwriting Criteria

In evaluating prospective investments in and originations of loans, our management and our advisor will consider factors such as the following:

•	the ratio of the amount of the investment to the value of the property by which it is secured;

•	the amount of existing debt on the property and the priority thereof relative to our prospective investment;

•	the property’s potential for capital appreciation (or depreciation);

•	expected levels of rental and occupancy rates;

•	current and projected cash flow of the property;

•	potential for rental increases (or decreases);

•	the degree of liquidity of the investment;

•	the geographic location of the property;

•	the condition and use of the property;

•	the property’s income-producing capacity;

•	the quality, experience and creditworthiness of the borrower and the property’s tenants; and

•	general economic conditions in the area where the property is located.

Our advisor will evaluate potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. One of the real estate and debt finance professionals at our advisor or its subsidiary or their agent will inspect material properties during the loan approval process, if such an inspection is deemed necessary. Inspection of a property may be deemed necessary if that property is considered material to the transaction (such as a property representing a significant portion of the collateral underlying a pool of loans) or if there are unique circumstances related to such property such as recent capital improvements or possible functional obsolescence. We also may engage trusted third-party professionals to inspect properties on our behalf.

Most loans that we will consider for investment will provide for monthly payments of interest and some may also provide for principal amortization, although we expect that most of the loans in which we will invest will provide for payments of interest only during the loan term and a payment of principal in full at the end of the loan term.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to laws and judicial and administrative decisions imposing various requirements and restrictions, including, among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosure to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders, and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority believes that we have not complied in all material respects with applicable requirements.

We will not make or invest in mortgage loans unless an appraisal concerning the underlying property is available, except for mortgage loans insured or guaranteed by a government or government agency. We will maintain each appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder’s expense. In addition to the appraisal, we will seek to obtain a customary lender’s title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, unless we find substantial justification due to the presence of other underwriting criteria.

Our charter does not limit the amount of gross offering proceeds that we may apply to loan investments. Our charter also does not place any limit or restriction on:

•	the percentage of our assets that may be invested in any type of loan or in any single loan; or

•	the types of properties subject to mortgages or other loans in which we may invest.

When determining whether to make investments in mortgage and other loans, we will consider such factors as: positioning of the overall portfolio to achieve a diversified mix of real estate-related investments; the diversification benefits of the loans relative to the rest of the portfolio; the potential for the investment to deliver high risk-adjusted income and attractive total returns; and other factors considered important to meeting our investment objectives. As discussed above, some of the loans we make may be sold shortly after origination.

Investment Decisions and Asset Management

Our advisor has the authority to make all of the decisions regarding our investments, subject to the limitations in our charter and the direction and oversight of our board of directors. Our independent directors will review our investment policies at least annually to determine whether our investment policies continue to be in the best interests of our common stockholders.

Our advisor believes that successful investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, our advisor has developed a disciplined investment approach that combines the experience of its team of real estate and debt finance professionals with a structure that emphasizes thorough market research, stringent underwriting standards and a robust down-side analysis of the risks of each investment. Our investment approach also includes active and aggressive management of each asset acquired. Our advisor believes that active management is critical to creating value. Our advisor will also develop an exit strategy for each investment we make. Our advisor will then continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to hold the asset.

Our officers and directors have more than [●] years of experience in real estate-related debt investments. Our sponsor will work with its team of real estate and debt finance professionals in the identification, origination, acquisition and management of our investments. Our advisor’s senior real estate and debt finance professionals have been through multiple financial cycles in their careers and have the expertise gained through hands-on experience in acquisitions, originations, loan workouts, asset management, dispositions, development, leasing and property and portfolio management.

To execute our advisor’s disciplined investment approach, a team of our advisor’s real estate and debt finance professionals takes responsibility for the business plan of each investment. The following practices summarize our advisor’s investment approach:

•	National Market Research - The investment team extensively researches the acquisition and/or origination and underwriting of each transaction, utilizing both “real time” market data and the transactional knowledge and experience of our advisors’ network of professionals.

•	Underwriting Discipline - Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

•	Risk Management - Risk management is a fundamental component of our advisor’s portfolio construction and investment management process. Portfolio diversification by investment type, investment size and investment risk is critical to controlling risk. Our advisors’ senior management continuously reviews the operating performance of investments against projections and provides the oversight necessary to detect and resolve issues as they arise.

•	Asset Management - Prior to the purchase of an individual asset or portfolio, our sponsor’s asset managers work closely with the acquisition and underwriting teams to assess the business strategy and confirm the underwriting package contains appropriate market and operating performance information. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. Our advisor reviews asset business strategies quarterly to anticipate changes or opportunities in the market during a given phase of a market cycle.

Joint Venture Investments

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) or participations for the purpose of making investments. In determining whether to invest in a particular joint venture, our advisor will evaluate the assets that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our investments.

Our advisor will also evaluate the potential joint venture partner as to its financial condition, operating capabilities and integrity. We may enter into joint ventures with third parties and affiliates, however, we may only enter into joint ventures with our advisor, any of or directors or any of their affiliates if a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction concludes that the transaction is fair and reasonable to us and determines that our investment is on terms substantially similar to the terms of third parties making comparable investments.

We have not established the specific terms we will require in the joint venture agreements we may enter. Instead, we will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after we have considered all of the facts that are relevant, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture we enter, we expect to consider the following types of concerns and safeguards:

•	Our ability to manage and control the joint venture. — We will consider whether we should obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider the procedures to address decisions in the event of an impasse.

•	Our ability to exit a joint venture. — We consider requiring buy/sell rights, redemption rights or forced liquidation rights.

•	Our ability to control transfers of interests held by other partners to the venture. — We will consider requiring consent provisions, a right of first refusal and/or forced redemption rights in connection with transfers.

Financing Strategy and Policies

We will fund our investments with proceeds from this offering and expect to finance a portion of our investments with debt. We will use debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. Access to low-cost capital is crucial to our business, as we will earn income based on the spread between the yield on our investments and the cost of our borrowings.

We expect to use short-term financing in the form of revolving credit facilities, repurchase agreements, unsecured lines of credit, bridge financings and bank warehousing facilities. For longer-term funding, we may utilize securitization structures, if available, and we may place mortgage financing on any real estate investments we make.

Repurchase Agreements. With repurchase agreements, we may borrow against the loans, residential and commercial mortgage-backed securities and other investments we own. Under these agreements, we may sell loans and other investments to a counterparty and agree to repurchase the same assets from the counterparty at a price equal to the original sales price plus an interest factor. Repurchase agreements economically resemble short-term, variable-rate financings and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets.

Warehouse Facilities. We may rely on warehouse credit facilities for capital needed to fund our investments or for other corporate purposes. These facilities are typically lines of credit from commercial and investment banks that we can draw from to fund our investments. Warehouse facilities are typically collateralized loans made to investors who invest in securities and loans and, in return for financing, pledge their securities and loans to the warehouse lender. Third-party custodians, usually banks, typically hold the securities and loans funded with the warehouse facility borrowings, including the securities, loans, notes, mortgages and other important loan documentation, for the benefit of the investor who is deemed to own the securities and loans and, if there is a default under the warehouse credit facility, for the benefit of the warehouse lender.

Securitizations. We may seek to enhance the returns on our investments through CMBS, CDO, and other securitizations, if available. For example, we may securitize the senior portion of our investments in whole mortgage loans by selling A-notes, while retaining the subordinated securities in our investment portfolio.

Warehouse facilities, bank credit facilities and repurchase agreements generally include a recourse component, meaning that lenders retain a general claim against us as an entity. Further, such borrowings may also provide the lender with the ability to make margin calls and may limit the length of time that any given asset may be used as eligible collateral.

We may incur indebtedness in other forms that may be appropriate. For example, for investments in real estate, we may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties we purchase, or mortgage financing. The form of our indebtedness may be long-term or short-term, fixed or floating rate, and secured or unsecured. Our advisor will seek to obtain financing on our behalf on the most favorable terms available. We may use borrowing proceeds to finance loan originations or new investments; to pay for capital improvements, repairs or tenant build-outs on foreclosure or other properties; to refinance existing indebtedness; to pay distributions; or to provide working capital.

We intend to focus our investment activities on obtaining a diverse portfolio of real estate-related loans, real estate-related securities and other real estate-related investments. Prudent use of debt financing will help us to achieve our diversification goals because we will have more funds available for investment. We expect that once we have fully invested the proceeds of this offering, our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), although it may exceed this level during our offering stage. There is no limitation on the amount we may borrow for any single investment. Our charter limits our liabilities to 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from our independent directors of the justification for the excess borrowing.

To the extent that we do not finance our investments, our ability to make additional investments will be restricted. When interest rates are high or financing is otherwise unavailable on a timely basis, we may make certain investments with cash with the intention of obtaining a loan for a portion of the cost of the investment at a later time. For a discussion of the risks associated with the use of debt, see “Risk Factors — Risks Related to Our Financing Strategy.”

Except with respect to any borrowing limits contained in our charter, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost and availability of debt and equity capital, any investment opportunities, the ability of our investments to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to book value in connection with any change of our borrowing policies.

We will not borrow from our advisor or its affiliates unless a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. Our advisor and our executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. Our board of directors will monitor the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. When possible and economically viable, we intend to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the interest rate term of our assets and through hedging activities.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations, currency risks and other changes in market conditions. These transactions may include interest rate and currency swaps, the purchase or sale of interest rate and currency collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate or currency risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risk is advisable.

Equity Capital Policies. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board may elect to (i) sell additional shares in this or future public offerings, including through the distribution reinvestment plan, (ii) issue equity interests in private offerings, (iii) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of the operating partnership. To the extent we issue additional equity interests after your purchase in this offering, whether in a primary offering, through the distribution reinvestment plan or otherwise, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and distributions per share.

Disposition Policies

The period that we will hold our investments in real estate-related loans, real estate-related debt securities and other real estate-related investments will vary depending on the type of asset, interest rates and other factors. Our advisor will develop an exit strategy for each investment we make. Our advisor will periodically perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return for you. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders, including management of our corporate liquidity.

Charter-imposed Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds or issue securities. Pursuant to our charter, we may not:

•	incur debt such that it would cause our liabilities to exceed 300% of the cost of our net assets, which we expect to approximate 75% of the aggregate cost of tangible assets owned by us (before deducting depreciation, reserves for bad debts or other non-cash reserves), unless approved by a majority of the independent directors;

•	invest more than 10% of our total assets in unimproved property or mortgage loans secured only by unimproved property, which we define as property not acquired for the purpose of producing rental or other operating income or on which there is no development or construction in progress or planned to commence within one year;

•	make or invest in mortgage loans unless an appraisal is available concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•	make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property as determined by appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•	invest in indebtedness secured by a mortgage on real property that is subordinate to the lien or other indebtedness of our sponsor, our advisor, a director or any of our affiliates;

•	make an investment if the related loan acquisition fees and expenses are not reasonable or exceed 6.0% of the contract purchase price for the asset or, in the case of a loan we originate, 6.0% of the funds advanced, provided that in either case the investment may be made if a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves such fees and expenses and determines that the transaction is commercially competitive, fair and reasonable to us;

•	acquire equity securities unless a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable, provided that investments in equity securities in “publicly traded entities” that are otherwise approved by a majority of the board of directors (including a majority of our independent directors) shall be deemed fair, competitive and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a “publicly traded entity” shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter–dealer quotation system) and provided further that this limitation does not apply to (i) acquisitions effected through the purchase of all of the equity securities of an existing entity, (ii) the investment in wholly owned subsidiaries of ours or (iii) investments in asset-backed securities;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	issue debt securities in the absence of adequate cash flow to cover debt service unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance; or

•	issue equity securities which the REIT is obligated to repurchase, which restriction has no effect on our share repurchase program or the ability of our operating partnership to issue redeemable partnership interests.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions, which are described under “Description of Shares” below.

Investment Limitations to Avoid Registration as an Investment Company

General

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (relating to private investment companies).

By conducting our business through the operating partnership (itself a majority-owned subsidiary) and its and our other direct and indirect majority-owned subsidiaries established to carry out specific activities, we believe that we and our operating partnership will satisfy both (i.e., we will not be an “investment company” under either of the) tests above. With respect to the 40% test, most of the entities through which we and our operating partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our operating partnership will be holding companies. Through the majority-owned subsidiaries of our operating partnership, we and our operating partnership will be engaged primarily in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our operating partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exclusions from the definition of an investment company. (Any other subsidiaries of our operating partnership should be able to rely on the exclusions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) The exclusion provided by Section 3(c)(5)(C) of the Investment Company Act is available for, among other things, entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an entity maintain at least 55% of its assets in qualifying interests and the remaining 45% of the entity’s portfolio be comprised primarily of real estate-type interests (as such terms have been interpreted by the SEC’s staff). The SEC staff no-action letters have indicated that the foregoing real estate-type interests test will be met if at least 25% of such entity’s assets are invested in real estate-type interests, which threshold is subject to reduction to the extent that the entity invested more than 55% of its total assets in qualifying interests, and no more than 20% of the value of such entity’s assets are invested in miscellaneous investments other than qualifying interests and real estate-type interests, which we refer to as miscellaneous assets. To constitute a qualifying interest under this 55% requirement, a real estate investment must meet various criteria based on SEC staff no-action letters.

We may, however, in the future organize subsidiaries of the operating partnership that will rely on the exclusions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. If, however, the value of the subsidiaries of our operating partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our operating partnership, then we and our operating partnership may seek to rely on the exclusion from registration under Section 3(c)(6) of the Investment Company Act if we and our operating partnership are “primarily engaged,” directly or indirectly through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other liens on or interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

Regardless of whether we and our operating partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying interests and in assets that are not real estate-type interests. We discuss below how we will treat our potential investments and our interests in the subsidiaries of our operating partnership that own them under the Investment Company Act.

Real Property

We will treat an investment in real property as a qualifying interest.

Mortgage Loans

We will treat a first mortgage loan as a qualifying interest provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a real estate-type interest if 55% of the fair market value of the loan is secured by real estate. We will treat mortgage loans that are junior to a mortgage owned by another lender (“Second Mortgages”) as qualifying interests if the real property fully secures the Second Mortgage.

Participations

A participation interest in a loan will be treated as a qualifying interest only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets the criteria recently set forth in an SEC no-action letter, that is:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•	our subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the note are based on such payments;

•	our subsidiary invests in the note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	our subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, our subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a junior note, purchase the senior note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we will treat the note as a real estate-type interest.

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate (“Tier One Mezzanine Loans”). We will treat our Tier One Mezzanine Loans as qualifying interests when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a qualifying interest or a real estate-type interest according to the positions set forth above. We will assign the option an independent value and treat the option as a real estate-type interest

Fund-Level or Corporate-Level Debt

If one of our subsidiaries provides financing to an entity that is primarily engaged in the real estate business, we intend to treat such loan as a miscellaneous asset in the absence of guidance from the SEC or the staff of the SEC, (whether formal or informal) that such loans may be treated as real estate-type interests depending on the nature of the business and assets of the borrower.

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., transitional mortgage loans, wraparound mortgage loans, construction loans, pre-development loans, land loans, investments in distressed debt and loans on leasehold interests, as qualifying interests if such loans are fully secured by real estate. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying interest if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Commercial Mortgage-Backed Securities and Collateralized Debt Obligations

We will treat a commercial mortgage-backed security as a qualifying interest if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate. However, we expect to treat a partial pool certificate as a real estate-type interest unless counsel advises us that the SEC or the staff of the SEC has provided guidance (whether formal or informal) that a partial pool certificate may be treated as a qualifying interest and that our partial pool certificate meets the criteria stipulated by the SEC.

We do not expect investments in CDOs to be qualifying interests. To the extent our investments in CDOs are backed by mortgage loans or other interests in real estate, we intend to treat them as real estate-type interests. However, we note that the SEC has not provided guidance with respect to CDOs and may in the future take a view different than or contrary to our analysis. To the extent that the SEC staff publishes guidance with respect to CDOs different than or contrary to our analysis, we may be required to adjust our strategy accordingly.

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis, which means that when assets are held through another entity, we will treat the value of our interest in the entity as follows:

1.	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as real estate-type interests if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.

2.	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among qualifying interests, real estate-type interests and miscellaneous assets in proportion to the entity’s ownership of qualifying interests, real estate-type interests and miscellaneous assets.

3.	If we are the general partner or managing member of an entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

Absence of No-Action Relief

If certain of our subsidiaries fail to own a sufficient amount of qualifying interests or real estate-type interests, we could be characterized as an investment company. We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exclusions from the definition of “investment company” under the Investment Company Act on which we and our subsidiaries intend to rely. In August 2011, the SEC solicited public comment on a wide range of issues related to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including the guidance of the SEC or its staff regarding this exclusion, will not change in a manner that adversely affects our operations. To the extent that the the SEC, the SEC’s Division of Investment Management or the SEC’s staff provides new, more specific or different guidance regarding the treatment of assets as qualifying interests or real estate-type interests, we may be required to adjust our investment strategy accordingly. Any additional guidance from the SEC, the SEC’s Division of Investment Management or the SEC’s staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

PLAN OF OPERATION

General

We are a newly organized Maryland corporation that intends to qualify as a REIT beginning with the taxable year that will end December 31, 201[●]. We are a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate debt and equity investments secured by properties located both within and outside of the United States. We intend to focus on originating and acquiring mortgage loans secured primarily by commercial real estate. The Company may also invest in commercial real estate securities and commercial real estate properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments. Commercial real estate securities may include CMBS, unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes. As of the date of this prospectus, we have not commenced operations nor have we identified any investments in which there is a reasonable probability that we will invest.

Cantor Real Estate Advisors, LLC is our advisor. Our advisor will manage our day-to-day operations and our portfolio of investments. Our advisor also has the authority to make all of the decisions regarding our investments, subject to any limitations in our charter and the direction and oversight of our board of directors. Our advisor will also provide asset-management, marketing, investor-relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 201[●]. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 201[●], and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Competitive Market Factors

The success of our investment portfolio depends, in part, on our ability to acquire and originate investments with spreads over our capital cost. In acquiring and originating these investments, we compete with other REITs that acquire or originate real estate loans, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our acquisition and origination volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering and our private offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of the date of this prospectus, we have not made any investments and we have very limited assets. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

If we are unable to raise substantial funds in the offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have no outstanding debt. Once we have fully invested the proceeds of this offering, we expect that our debt financing and other liabilities will be 50% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), although it may exceed this level during our offering stage. Our charter limits us from incurring debt if our borrowings would exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), though we may exceed this limit under certain circumstances.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our advisor for reimbursement of certain organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us in connection with this offering exceed 15% of our gross offering proceeds from this offering. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. For a discussion of the compensation to be paid to our advisor and the dealer manager, see “Management Compensation.” The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and our audit committee.

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 201[●]. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Emerging Growth Company

We are and we will remain an “emerging growth company,” as defined in the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual gross revenues equal or exceed $1 billion (subject to adjustment for inflation); (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed a large accelerated filer under the Exchange Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Additionally, we are eligible to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have chosen to “opt out” of that extended transition period and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Otherwise, we have not yet made a decision whether to take advantage of any or all of the exemptions available to us under the JOBS Act.

Results of Operations

We were formed on January 19, 2016 and, as of the date of this prospectus, we have not commenced active real estate operations. We are a commercial real estate finance company formed to originate, acquire and manage a diversified portfolio of commercial real estate debt and equity investments secured by properties located both within and outside of the United States. We intend to focus on originating and acquiring mortgage loans secured primarily by commercial real estate. The Company may also invest in commercial real estate securities and commercial real estate properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments. Commercial real estate securities may include CMBS, unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes. As of the date of this prospectus, we have not commenced operations nor have we identified any investments in which there is a reasonable probability that we will invest.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence operations in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results.

Principles of Consolidation

Our consolidated financial statements include the accounts of us, our operating partnership and our consolidated subsidiaries. We consolidate variable interest entities, or VIEs, where we are the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by us. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. We base the qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. We reassess the initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to our business activities and the other interests. We reassess the determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If we have a majority voting interest in a voting interest entity, the entity will generally be consolidated. We do not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party.

We perform on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Accounting for Investments

Real Estate Debt Investments

Real Estate debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. Real Estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate. Real Estate debt investments where we do not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

Real Estate Securities

We classify our real estate securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated other comprehensive income, or OCI. However, we may elect the fair value option for certain of our available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in earnings.

Investments in Unconsolidated Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investment in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets.

We may account for an investment in an unconsolidated entity at fair value by electing the fair value option. We record the change in fair value for our share of the projected future cash flow of such investments from one period to another in earnings. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

We may account for an investment that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if we determine the investment is insignificant to the unconsolidated entity. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect fair value for certain financial assets and liabilities on an instrument-by-instrument basis at initial recognition. We will generally not elect the fair value option for our assets and liabilities. However, we may elect to apply the fair value option for certain investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on our consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1.	Quoted prices for identical assets or liabilities in an active market.

Level 2.	Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets.

b) Quoted prices for identical or similar assets or liabilities in non-active markets.

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3.	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Financial assets and liabilities recorded at fair value on a recurring or non-recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management determines that prices are representative of fair value and assigns the appropriate level in the fair value hierarchy through a review of available data, including observable and unobservable inputs, recent transactions, as well as our knowledge and experience of the market.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in earnings. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that we will not be able to collect principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a periodic basis. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and/or legally discharged.

Real Estate Securities

Real Estate securities for which the fair value option is elected are not evaluated for other-than-temporary impairment, or OTTI, as any change in fair value is recorded in earnings.

Real Estate securities for which the fair value option is not elected are evaluated for OTTI periodically. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in earnings. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in earnings. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI. Once the OTTI is recorded, this becomes the new amortized cost basis, and the difference between the expected cash flows and the new amortized cost basis is accreted through interest income. Real Estate securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above.

Income Taxes

We expect to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended and intend to operate as such beginning with our taxable year ending December 31, 201[●]. We expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. The law firm of Greenberg Traurig, LLP acting as our tax counsel will review this summary. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “Rodin Income Trust, Inc.,” “we,” “our” and “us” mean only Rodin Income Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate Rodin Income Trust, Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options (if we ever have employees) or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	“S” corporations;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. For example, a stockholder that is a partnership or trust that has issued an equity interest to certain types of tax-exempt organizations may be subject to a special entity-level tax if we make distributions attributable to “excess inclusion income.” See “—Taxation of Rodin Income Trust, Inc. —Taxable Mortgage Pools and Excess Inclusion Income.” A similar tax may be payable by persons who hold our stock as nominees on behalf of tax-exempt organizations. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Rodin Income Trust, Inc.

We expect to elect to be taxed as a REIT commencing with our taxable year ending December 31, 201[●]. We believe that we have been organized and expect to operate in such a manner as to qualify for taxation as a REIT.

The law firm of Greenberg Traurig, LLP, acting as our tax counsel in connection with this offering, will render an opinion that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 201[●]. It must be emphasized that the opinion of Greenberg Traurig, LLP will be based on various assumptions relating to our organization and operation and conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Greenberg Traurig, LLP or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued and will not cover subsequent periods. Counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Greenberg Traurig, LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay to our stockholders and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon distribution to our stockholders.

Certain domestic stockholders that are individuals, trusts or estates are taxed on corporate distributions at a maximum rate of 20%. With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Any net operating losses and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “— Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or “REMIC”), we could be subject to corporate level federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See “—Taxable Mortgage Pools and Excess Inclusion Income” below. “Disqualified organizations” are any organization described in Section 860E (e)(5) of the Internal Revenue Code, including: (i) the United States; (ii) any state or political subdivision of the United States; (iii) any foreign government; and (iv) certain other organizations.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the subchapter C corporation.

•	The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS (as described below), are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(i)	that is managed by one or more trustees or directors;

(ii)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(iii)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(iv)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(v)	the beneficial ownership of which is held by 100 or more persons;

(vi)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities);

(vii)	that elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(viii)	that meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (i) through (iv) must be met during the entire taxable year, and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (v) and (vi) need not be met during a corporation’s initial tax year as a REIT. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (v) and (vi) above.

We believe that we will issue in this offering common stock with sufficient diversity of ownership to satisfy conditions (v) and (vi). In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of our common stock are described in “Description of Shares—Restriction on Ownership of Shares.”

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. An unincorporated domestic entity, such as a partnership, limited liability company, or trust, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. For any period of time that we own 100% of our operating partnership, all of the operating partnership’s assets and income will be deemed to be ours for federal income tax purposes.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that we own will be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit. If we own 100% of the equity interests in a CDO issuer or other securitization vehicle that is treated as a corporation for tax purposes, that CDO issuer or other securitization vehicle would be a qualified REIT subsidiary, unless we and the CDO issuer or other securitization vehicle jointly elect to treat the CDO issuer or other securitization vehicle as a TRS. It is anticipated that CDO financings we enter into, if any, will be treated as qualified REIT subsidiaries. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% (20% after December 31, 2017) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS with a debt-equity ratio in excess of 1.5 to 1 may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

We may own TRSs that are organized outside of the United States. For example, we may hold certain investments and instruments through TRSs to the extent that direct ownership by us could jeopardize our compliance with the REIT qualification requirements, and we may make TRS elections with respect to certain offshore issuers of CDOs and/or other instruments to the extent that we do not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See “—Income Tests” below. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We currently expect that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of residential and commercial mortgage-backed securities), “rents from real property,” distributions received from other REITs, gains from the sale of real estate assets, and any amount includible in gross income with respect to a regular or residual interest in a REMIC, unless less than 95% of the REMIC’s assets are real estate assets, in which case only a proportionate amount of such income will qualify, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Gross income from the sale of inventory property is excluded from both the numerator and the denominator in both income tests. Income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets will generally be excluded from both the numerator and the denominator for purposes of both gross income tests. We intend to monitor the amount of our non-qualifying income and manage our investment portfolio to comply at all times with the gross income tests but we cannot assure you that we will be successful in this effort.

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of gross receipts or sales and (ii) an amount that is based on the income or profits of a borrower where the borrower derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, but only to the extent that the amounts received by the borrower would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property is generally qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the sum of the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan plus an additional amount equal to the value of the personal property securing such loan provided that the value of the personal property does not exceed 15% of the combined value of such real and personal property, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Note that a “significant modification” of a debt instrument will result in a new debt instrument that requires new tests of the value of the underlying real estate. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property and personal property provided that the value of the personal property does not exceed 15% of the combined value of such real and personal property (i.e., the amount by which the loan exceeds the value of the real estate and qualifying personal property that is security for the loan).

Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests. However, some of our investments may not be secured by mortgages on real property or interests in real property. Our interest income from those investments will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. In addition, as discussed above, if the fair market value of the real estate securing any of our investments is less than the principal amount of the underlying loan as of a certain testing date, a portion of the income from that investment may be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (i) the mezzanine loan will be treated by the Internal Revenue Service as a real estate asset for purposes of the asset tests described below, and (ii) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. However, the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of these loans.

We and our subsidiaries may also invest in real estate mortgage investment conduits, or REMICs, and we may invest in other types of residential and commercial mortgage-backed securities. See below under “—Asset Tests” for a discussion of the effect of such investments on our qualification as a REIT.

We may also hold certain participation interests, including B-Notes, in mortgage loans and mezzanine loans originated by other lenders. B-Notes are interests in underlying loans created by virtue of participations or similar agreements to which the originator of the loans is a party, along with one or more participants. The borrower on the underlying loans is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loans and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loans. The originator often retains a senior position in the underlying loans and grants junior participations that absorb losses first in the event of a default by the borrower. We generally expect to treat our participation interests as qualifying real estate assets for purposes of the REIT asset tests described below and interest that we derive from such investments as qualifying mortgage interest for purposes of the 75% income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, however, and no assurance can be given that the Internal Revenue Service will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT. See “—Taxation of REITs in General,” “—Requirements for Qualification—General,” “—Asset Tests” and “—Failure to Qualify.”

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value, and may result in “phantom income.”

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument. With respect to market discount, although generally we are not required to accrue the discount annually as taxable income (absent an election to do so), interest payments with respect to any debt incurred to purchase the investment may not be deductible and a portion of any gain realized on the operating partnership’s disposition of the debt instrument may be treated as ordinary income rather than capital gain.

If we eventually collect less on a debt instrument than the amount we paid for it plus the market discount we had previously reported as income, there would potentially be an ordinary bad debt deduction (rather than capital loss) but this is not free from doubt, and may depend on the characteristics of the underlying obligation, and the amount of cash we collect on maturity, etc. Our ability to benefit from that bad debt deduction (or capital loss) would depend on our having taxable income (or capital gain) in that later taxable year. REITs may not carry back net operating losses, so this possible “income early, loss later” phenomenon could adversely affect us and our shareholders if it were persistent and in significant amounts.

Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by the operating partnership encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We may receive various fees in connection with our operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (i) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered to, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Our foreign investments might generate foreign currency gains and losses. “Real estate foreign exchange gain” is excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain is foreign currency gain which is attributable to (i) any item of income or gain qualifying for the 75% gross income test, (ii) our acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) our becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Section 987 gain attributable to a qualified business unit (“QBU”) of the REIT if the QBU itself meets the 75% income test for the taxable year, and meets the 75% asset test at the close of each quarter of the REIT that has directly or indirectly held the QBU.

“Passive foreign exchange gain” is another type of currency gain. This type of gain is excluded for purposes of the 95% income test but is included in gross income and treated as non-qualifying income (to the extent that it is not real estate foreign exchange gain), for purposes of the 75% income test. Passive foreign exchange gain includes all real estate foreign exchange gain, and in addition includes foreign currency gain which is attributable to (i) any item of income or gain which qualifies for the 95% gross income test, (ii) the acquisition or ownership of obligations, (iii) becoming or being the obligor under obligations, and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of residential and commercial mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code. Fourth, the aggregate value of all securities of taxable REIT subsidiaries that we hold may not exceed 25% (20% after December 31, 2017) of the value of our total assets.

Any regular or residual interest that we own in a REMIC will generally qualify as real estate assets. However, if less than 95% of the assets of a REMIC consist of assets that qualify as real estate assets, then we will be treated as holding directly our proportionate share of the assets of such REMIC for purposes of the asset tests.

We believe that most of the real estate-related securities that we expect to hold will be qualifying interests for purposes of the 75% asset test. However, our investment in other asset-backed securities, bank loans and other instruments that are not secured by mortgages on real property, if any, will not be qualifying interests for purposes of the 75% asset test.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying interest for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the Internal Revenue Service with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT, and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

Any interests that we hold in a REMIC will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction of any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities, may be subject to corporate-level income tax in our hands, whether or not it is distributed. See “—Taxable Mortgage Pools and Excess Inclusion Income.”

To the extent that we hold mortgage participations or CMBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and the income generated from them might not qualify for purposes of either or both of the REIT income tests, depending upon the circumstances and the specific structure of the investment.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. Certain mezzanine loans we make or acquire may qualify for the safe harbor in Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying interests for purposes of the 75% real estate asset test and the 10% vote or value test. See “—Income Tests.” We may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset tests described above.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying interests, but instead arose from changes in the market value of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to:

(i)	the sum of

(a)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends paid deduction, and

(b)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(ii)	the sum of specified items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (i) the fair market value of an asset (measured at the time of acquisition) over (ii) the basis of the asset (measured at the time of acquisition).

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if either (i) declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration; or (ii) declared in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and actually paid before the end of January of the following year. The distributions under clause (i) are taxable to the holders of our common stock in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (i) the amounts of capital gain distributions that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (i) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (ii) our inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;

•	loans or residential or commercial mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and

•	loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to certain domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Internal Revenue Code.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate and exchange rate and exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate and exchange rate swap agreements, interest rate and exchange rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (i) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. Our financing and securitization arrangements may give rise to TMPs with the consequences as described below.

Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax qualification of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.

A portion of the REIT’s income from the TMP, which might be noncash accrued income, could be treated as excess inclusion income. Section 860E(c) of the Internal Revenue Code defines the term “excess inclusion” with respect to a residual interest in a REMIC. The Internal Revenue Service, however, has yet to issue guidance on the computation of excess inclusion income on equity interests in a TMP held by a REIT. Generally, however, excess inclusion income with respect to our investment in any TMP and any taxable year will equal the excess of (i) the amount of income we accrue on our investment in the TMP over (ii) the amount of income we would have accrued if our investment were a debt instrument having an issue price equal to the fair market value of our investment on the day we acquired it and a yield to maturity equal to 120% of the long-term applicable federal rate in effect on the date we acquired our interest. The term “applicable federal rate” refers to rates that are based on weighted average yields for treasury securities and are published monthly by the Internal Revenue Service for use in various tax calculations. If we undertake securitization transactions that are TMPs, the amount of excess inclusion income we recognize in any taxable year could represent a significant portion of our total taxable income for that year. Under recently issued Internal Revenue Service guidance, the REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to distributions paid. We are required to notify our stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of our excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;

•	is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax; and

•	results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See “—Taxation of Stockholders.” To the extent that excess inclusion income is allocated from a TMP to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity), the REIT will be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In this case, we are authorized to reduce and intend to reduce distributions to such stockholders by the amount of such tax paid by the REIT that is attributable to such stockholder’s ownership. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See “—Annual Distribution Requirements.” The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, remains unclear under current law. As required by Internal Revenue Service guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

If a subsidiary partnership of ours that we do not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes and potentially could be subject to corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs (including whether a TRS election might be made in respect of any such TMP) in which we have an interest to ensure that they will not adversely affect our qualification as a REIT.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain distributions will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates for qualified distributions received by certain domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	distributions received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of Rodin Income Trust, Inc. — Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of Rodin Income Trust, Inc.—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See “—Taxation of Rodin Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

Dispositions of Our Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Medicare Contribution Tax. For taxable years beginning after December 31, 2012, U.S. stockholders who are individuals, estates or certain trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends and gains from the disposition of our stock), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A “non-U.S. holder” is any person other than:

•	a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. holders (i) that is payable out of our earnings and profits, (ii) which is not attributable to our capital gains and (iii) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income allocable to the foreign stockholder. Accordingly, we will withhold at a rate of 30% on any portion of a distribution that is paid to a non-U.S. holder and attributable to that holder’s share of our excess inclusion income. See “—Taxation of Rodin Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. holder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make to a non-U.S. holder that is not a “qualified foreign pension plan” in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, plus (b) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that we make to a non-U.S. holder that is not a “qualified foreign pension plan,” to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under “—Taxation of Foreign Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the amount of distributions to the extent the distributions constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation which is not a “qualified foreign pension plan.” A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. holder that is not a “qualified foreign pension plan” that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (ii) the non- U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and if (i) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (ii) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain distribution is received. At the time you purchase shares in this offering, our shares will not be publicly traded and we can give you no assurance that our shares will ever be publicly traded on an established securities market. Therefore, these rules will not apply to our capital gain distributions.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. If our stock constitutes a USRPI and we do not constitute a domestically controlled qualified investment entity, but our stock becomes “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a non-U.S. holder’s sale of our stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of the outstanding stock at all times during a specified testing period. However, as mentioned above, we can give you no assurance that our shares will ever be publicly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (i) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (i) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (ii) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Information Reporting Requirements and Backup Withholding for Non-U.S. Stockholders. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an Internal Revenue Service Form W-8BEN or another appropriate version of Internal Revenue Service Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have, or our paying agent has actual knowledge or reason to know, that a non-U.S. holder is a United States person. Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the Internal Revenue Service.

New Legislation Relating to Foreign Accounts. The Hiring Incentives to Restore Employment Act (the “HIRE Act”), which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied. The portion of the HIRE Act that provides for this withholding tax and related provisions is known as the “Foreign Account Tax Compliance Act” or “FATCA.”

On January 17, 2013, final regulations under FATCA were published. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. Under delayed effective dates provided for in the final regulations, the required withholding does not begin until January 1, 2014 with respect to dividends on our shares and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our shares.

If withholding is required under FATCA on a payment related to our stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). We will not pay any additional amounts in respect of amounts withheld under FATCA. Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

To the extent, however, that we are (or a part of us, or a disregarded subsidiary of ours, is) deemed to be a TMP, or if we hold residual interests in a REMIC, a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. We anticipate that our investments may generate excess inclusion income.

If excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, such as governmental investors, we will be subject to corporate level tax on such income, and, in that case, we are authorized to reduce and intend to reduce the amount of distributions to those stockholders whose ownership gave rise to the tax. See “—Taxation of Rodin Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock (by value) could be required to treat a percentage of its distributions as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Foreign Investments

Taxes and similar impositions paid by us or our subsidiaries in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Such taxes and impositions will, however, generally be deductible by us against our taxable income. See “Risk Factors—Federal Income Tax Risks.”

Backup Withholding and Information Reporting

We will report to our domestic stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any domestic stockholder who fails to certify its non-foreign status.

We must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account (IRA). This summary is based on provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must consider, taking into account the facts and circumstances of each such plan or IRA (Benefit Plan), among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•	whether the investment will produce an unacceptable amount of “unrelated business taxable income” (“UBTI”) to the Benefit Plan (see “Federal Income Tax Considerations — Taxation of Stockholders — Taxation of Tax-Exempt Stockholders”); and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and “persons providing services” to the Benefit Plan, as well as employer sponsors of the Benefit Plan, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Benefit Plan if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Benefit Plan based on its particular needs. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Benefit Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Benefit Plan investor, we might be a disqualified person or party-in-interest with respect to such Benefit Plan investor, resulting in a prohibited transaction merely upon investment by such Benefit Plan in our shares.

Plan Asset Considerations

In order to determine whether an investment in our shares by a Benefit Plan creates or gives rise to the potential for either prohibited transactions or a commingling of assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing Benefit Plan. Section 3(42) of ERISA defines the term “plan assets” to mean plan assets as defined in regulations (the “Plan Assets Regulation”) promulgated by the Department of Labor. These regulations provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity. Under the Plan Assets Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to Cantor Real Estate Advisors, LLC, our advisor, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by our advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our advisor or its affiliates were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares to us or we might dissolve.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the Internal Revenue Service to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our advisor and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a Benefit Plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions.

Exception for “Publicly-Offered Securities.” If a Benefit Plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act of 1933, as amended, and be part of a class of securities registered under the Securities Exchange Act of 1934, as amended, within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and are part of a class that will be registered under the Securities Exchange Act of 1934 within the specified period. In addition, we anticipate having in excess of 100 independent stockholders; however, having 100 independent stockholders is not a condition to our selling shares in this offering.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•	any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•	any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

Our structure has been established with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Our shares are subject to certain restrictions on transfer intended to ensure that we continue to qualify for federal income tax treatment as a REIT and to comply with state securities laws and regulations with respect to investor suitability. The minimum investment in our shares is less than $10,000; thus, these restrictions should not cause the shares to be deemed not “freely transferable.”

If our common stock is held by 100 or more independent stockholders, and assuming that no other facts and circumstances other than those referred to in the preceding paragraphs exist that restrict transferability of shares of our common stock and the offering takes place as described in this prospectus, shares of our common stock should constitute “publicly-offered securities” and, accordingly, we believe that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by employee benefit plans, including Benefit Plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by Benefit Plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Benefit Plan investors. The term “Benefit Plan investors” is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, any plan subject Section 4975 of the Internal Revenue Code, and any entity whose underlying assets include plan assets by reasons of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by “Benefit Plan investors” that may be in excess of 25%, which would be deemed to be significant, as defined above.

Other Prohibited Transactions

Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, our advisor, any selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Benefit Plan with respect to which any of the above persons is a fiduciary.

Annual Valuation

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value, assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. Failure to satisfy these requirements may result in penalties, damages or other sanctions.

Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for our shares will develop. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary or IRA custodian should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.

Until our valuation date, our advisor has indicated that it intends to use the most recent price paid to acquire a share of each class of shares of our common stock in our primary offering (ignoring purchase price discounts for certain categories of purchasers of Class A Shares) as its estimated per share value of such class of shares; provided that if we have sold a material amount of assets and distributed the net sales proceeds to our stockholders, we will determine the estimated per share value of each class of shares by reducing the most recent per share offering price for such class of shares by the per share amount of such net proceeds which constituted a return of capital. Although this approach to valuing our shares has the advantage of avoiding the cost of paying for appraisals or other valuation services, the estimated value may bear little relationship and will likely exceed what you might receive for your shares if you tried to sell them or if we liquidated our portfolio.

When determining the estimated value of our shares of each class on our valuation date, and annually thereafter, the estimated value of our shares of each class may be based upon a number of assumptions that may not be accurate or complete. The valuations are estimates and consequently should not necessarily be viewed as an accurate reflection of the fair value of our investments nor will they necessarily represent the amount of net proceeds that would result from an immediate sale of our assets.

The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares.

DESCRIPTION OF SHARES

Our charter authorizes the issuance of 450,000,000 shares of capital stock, of which 400,000,000 shares are designated as common stock with a par value of $0.01 per share, including 160,000,000 shares classified as Class A Shares, 200,000,000 shares classified as Class T Shares and 40,000,000 classified as Class I Shares, and 50,000,000 shares are designated as preferred stock with a par value of $0.01 per share. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. As of January 28, 2016, 8,180 Class A Shares are issued and outstanding, and no Class T Shares, Class I Shares or shares of preferred stock are issued and outstanding. Our board of directors may classify or reclassify any unissued shares of our stock from time-to-time into one or more classes or series; provided, however, that the voting rights per share (other than any publicly held share) sold in a private offering shall not exceed the voting rights which bear the same relationship to the voting rights of publicly held shares as the consideration paid to us for each privately offered share bears to the book value of each outstanding publicly held share.

Common Stock

Subject to the restrictions on transfer and ownership of shares of stock contained in our charter and except as may otherwise be specified in our charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding common stock can elect our entire board of directors. Except as our charter may provide with respect to any class or series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power.

Holders of our common stock will be entitled to receive such distributions as authorized from time to time by our board of directors and declared by us out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund or redemption rights. Holders of shares of our common stock will not have any appraisal rights unless our board of directors, upon such terms and conditions as may be specified by the board of directors, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of shares of our common stock would otherwise be entitled to exercise appraisal rights. Our common stock shall be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance.

Our board of directors has authorized the issuance of shares of our stock without certificates. We expect that, until our shares are listed on a national securities exchange, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to:

•	Regular mail: Rodin Income Trust, Inc., c/o [●], [●].

•	Overnight mail: Rodin Income Trust, Inc., c/o [●], [●].

•	Telephone: [●].

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Class A Shares

Each Class A Share will be subject to a selling commission of 7.0% of the price per share and a dealer manager fee of 3.0% of the price per share. Our sponsor or its affiliates will pay selling commissions and/or dealer manager fees in the amount of 3.0% of the gross offering proceeds in the primary offering for Class A Shares subject to a reimbursement. Certain purchasers of Class A Shares may be eligible for volume or other discounts. See “Plan of Distribution” for additional information.

There are no distribution fees payable with respect to the Class A Shares.

Class T Shares

Each Class T Share will be subject to a selling commission of 3.0% of the price per share and a dealer manager fee of 3.0% of the price per share. With respect to Class T Shares, our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of Class T Shares. Our sponsor or its affiliates will pay selling commissions and/or dealer manager fees in the amount of 3.0% of the gross offering proceeds in the primary offering for Class T Shares subject to a reimbursement.

In addition, we will pay our dealer manager an ongoing distribution fee, which accrues daily and is calculated on outstanding Class T Shares issued in the primary offering in an amount equal to 1.0% per annum of (i) the current gross offering price per Class T Share, or (ii) if we are no longer offering shares in a public offering, the estimated per share value of Class T Shares, if any has been disclosed. The ongoing distribution fees with respect to Class T Shares are deferred and paid on a monthly basis continuously from year to year. We will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to our distribution reinvestment plan. The amount available for distributions on all Class T shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. All Class T Shares will receive the same per share distributions.

We will cease paying distribution fees with respect to each Class T Share, including any Class T Shares issued pursuant to our distribution reinvestment plan, on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation, including dealer manager fees, sales commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to the Class T Shares held by a stockholder within his or her particular account would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class T Shares held in such account. We cannot predict if or when this will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the transfer agent determines that the 10% limit on a particular Class T share account was reached. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into an equivalent number of Class A Shares based on the respective net asset value per share for each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A Share and Class T Share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T Shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T Share. In the case of a Class T Share purchased in the primary offering at a price equal to $26.04, the maximum distribution fee that may be paid on that Class T Share, depending on other underwriting expenses, will be equal to approximately $0.26 per share, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the estimated net asset value of our Class T Shares, this fee would be paid over approximately 4 years from the date of purchase, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. If a stockholder’s account includes Class T

Shares and the stockholder makes a subsequent purchase of Class T Shares in the primary offering in the same stockholder account, the total underwriting compensation limit will be based on the total number of primary offering Class T Shares in the account and the distribution fees will be calculated on all of the primary offering Class T Shares in the account, such that the conversion of the Class T Shares from the initial purchase will be delayed and the accrual of the distribution fees and the conversion of the Class T Shares with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account. Stockholders may elect to make subsequent purchases in a separate account.

The per share amount of distributions on Class A Shares and Class I Shares will differ from Class T Shares because of different class-specific expenses. Specifically, distribution amounts paid with respect to all Class T Shares will be lower than those paid with respect to Class A Shares and Class I Shares because the amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering.

In the event of any voluntary or involuntary liquidation, merger, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A Shares, Class T Shares and Class I Shares in proportion to the respective net asset value per share for each class until the net asset value per share for each class has been paid. We will calculate the net asset value per share as a whole for all Class A Shares, Class T Shares and Class I Shares and then will determine any differences attributable to each class. As noted above, except in the unlikely event that the distribution fees exceed the amount otherwise available for distribution to holders of Class T Shares in a particular period, we expect the net asset value per share of each Class A Share, Class T Share and Class I Share to be the same. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of the aggregate assets available for distribution to such class as the number of outstanding shares of the class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Class I Shares

Each Class I Share will be subject to a dealer manager fee of 0.5% of the price per share. There are no selling commissions or distribution fees payable with respect to the Class I Shares.

Class I Shares are available for purchase in this offering only (1) by institutional accounts as defined by FINRA Rule 4512(c), (2) through bank-sponsored collective trusts and bank-sponsored common trusts, (3) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (4) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (5) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (6) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. If you are eligible to purchase any of the classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts if you elect to purchase Class A Shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of common stock you may be eligible to purchase.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemptions of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called by a majority of our directors, a majority of our independent directors, our chairman of the board, our chief executive officer and our president and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the special meeting. Upon receipt of a written request of such stockholders stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 days or more than 60 days after the distribution of the notice of the meeting. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of all the votes entitled to be cast on the matter.

The term of our advisory agreement with our advisor will end after one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. Our independent directors will annually review our advisory agreement with our advisor. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) by or at the direction of our board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal

Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the two requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of common stock unless exempted (prospectively or retroactively) by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board receives evidence, including certain representations and undertakings required by our charter, that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such stock. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limit discussed above or in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and other distributions on the shares held in trust and will hold such dividends or other distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust and, subject to Maryland law, will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee. We may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted (prospectively or retroactively) from the ownership limit by our board of directors based upon appropriate assurances, including certain representations and undertakings required by our charter, that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of more than 5% of our outstanding stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Minimum Purchase Requirements

State securities laws and our charter require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) minimum purchase amounts. These standards are described above at “Suitability Standards” immediately following the cover page of this prospectus and below at “Plan of Distribution — Minimum Purchase Requirements.” Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and unless you are transferring all of your shares, you may not transfer our shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.

Distributions

We intend to accrue and pay cash distributions monthly beginning no later than the first calendar quarter after the quarter in which we make our first investment. Our charter also permits us to pay distributions using shares of our common stock in the sole discretion of our board of directors. After we satisfy the minimum offering requirement, we expect to authorize and declare distributions based on daily record dates that will be aggregated and paid on a monthly basis in order for investors to generally begin receiving distributions immediately upon our acceptance of their subscription.

Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A, Class T and Class I Shares will likely differ because of the different class-specific expenses. Specifically, the distribution fees payable with respect to Class T Shares are likely to cause the amount of funds available for distributions with respect to Class T Shares to be lower than the amount of funds available for distributions with respect to Class A and Class I Shares.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). Distributions will be authorized at the discretion of our board of directors, in accordance with our income, cash flow and general financial condition. Our board of directors’ discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to repurchase shares of our common stock, our ability to make distributions may be negatively impacted and, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets to make distributions. There are no restrictions on the ability of our operating partnership to transfer funds to us.

In addition to cash distributions, our board of directors may declare special stock distributions, as we are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders provided that the securities distributed to stockholders are readily marketable. The receipt of marketable securities in lieu of cash distributions may cause stockholders to incur transaction expenses in liquidating the securities. We do not have any current intention to list the shares of our common stock on a national securities exchange, nor is it expected that a public market for the shares of common stock will develop.

Generally, our policy is to pay distributions from cash flow from operations. However, we can give no assurance that we will pay distributions solely from our cash flow from operations in the future, especially during the period when we are raising capital and have not yet acquired a substantial portfolio of investments. Our organizational documents permit us to pay distributions to our stockholders from any source, including from borrowings, sale of assets and from offering proceeds or we may make distributions in the form of taxable stock dividends. We have not established a cap on the use of proceeds to fund distributions.

Under the terms of our distribution support agreement, if the cash distributions we pay for any calendar quarter exceed our MFFO for such quarter, our sponsor may purchase Class A Shares following the end of such calendar quarter for a purchase price equal to the amount by which the distributions paid on such shares exceed our MFFO for such quarter, up to an amount equal to a 7% cumulative, non-compounded annual return on stockholders’ invested capital prorated for such quarter. In such instance, we may be paying distributions from proceeds of the shares purchased by our sponsor, not from cash flow from our operations. After the date of this prospectus, any shares purchased by our sponsor pursuant to the distribution support agreement will be Class A Shares.

Under the terms of our distribution support agreement, if the cash distributions we pay for any calendar quarter exceed our MFFO for such quarter, our sponsor will purchase shares following the end of such calendar quarter for a purchase price equal to the amount by which the distributions paid on such shares exceed our MFFO for such quarter, up to an amount equal to a 7% cumulative, non-compounded annual return on stockholders’ invested capital prorated for such quarter. In such instance, we may be paying distributions from proceeds of the shares purchased by our sponsor, not from cash flow from our operations. We define MFFO in accordance with the definition established by the IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO is calculated using FFO. We compute FFO in accordance with the standards established by NAREIT, as net income or loss (computed in accordance with U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment charges on depreciable property owned directly or indirectly and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•	straight-line rent and amortization of above or below intangible lease assets and liabilities;

•	amortization of discounts, premiums and fees on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•	realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•	unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

Our sponsor’s purchase of shares will increase our sponsor’s ownership percentage of our common stock, thereby causing dilution of the ownership percentage of our public stockholders.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Inspection of Books and Records

As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and it will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within 10 days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights and the exercise of their rights under federal proxy laws.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and/ or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors provided that the business combination is first approved by our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of any meeting of stockholders at which the voting rights for control shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not fewer than three.

Tender Offers

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for a person to conduct a tender offer to one of our stockholders, our charter requires that the person comply with Regulation 14D of the Securities Exchange Act of 1934, as amended, and give us notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would also require any person initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and

•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to persons who attempt to conduct a noncompliant tender offer. If any person initiates a tender offer without complying with the provisions set forth above, no stockholder may transfer any shares held by such stockholder to the noncomplying offeror without first offering the shares to us at the tender offer price offered in such tender offer. The noncomplying person shall also be responsible for all of our expenses in connection with that person’s noncompliance.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which you may elect to have your dividends and other distributions attributable to the class of shares you own automatically reinvested in additional shares of the same class. The following discussion summarizes the principal terms of this plan. Appendix B to this prospectus contains the full text of our distribution reinvestment plan as is currently in effect.

Eligibility

All of our common stockholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in the distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

At any time prior to the listing of our shares on a national stock exchange, you must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current prospectus or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See the “Suitability Standards” section of this prospectus (immediately following the cover page) and the form of subscription agreement attached hereto as Appendix A.

Election to Participate

You may elect to participate in the distribution reinvestment plan by completing the subscription agreement or other approved enrollment form available from the dealer manager or a participating broker-dealer. Your participation in the distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to have all or a portion of your distributions reinvested through the distribution reinvestment plan. You may also change the percentage of your distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. You must make any election to increase your level of participation through your participating broker-dealer or the dealer manager.

Stock Purchases

Shares will be purchased under the distribution reinvestment plan on the distribution payment dates. The purchase of fractional shares is a permissible and the likely result of the reinvestment of distributions under the distribution reinvestment plan.

Until our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission, distributions will be reinvested in additional shares at prices per share equal to the then-current offering price of the shares, less the associated selling commission and the dealer manager fee payable by the Company. Currently, such amount for each class of our shares is $25.25 per share, but this amount may change. We reserve the right to reallocate the shares we are offering among our classes of common stock and between the primary offering and our distribution reinvestment plan. We will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to our distribution reinvestment plan. The amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. We may amend, suspend or terminate the distribution reinvestment plan for any reason at any time upon 10 business days’ notice to the participants. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

Account Statements

You or your designee will receive a confirmation of your purchases under the distribution reinvestment plan monthly. Your confirmation will disclose the following information:

•	each distribution reinvested for your account during the period;

•	the date of the reinvestment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

In addition, within 90 days after the end of each calendar year, we will provide you with an individualized report on your investment, including the purchase dates, purchase price, number of shares owned and the amount of distributions made in the prior year. We will also provide to all participants in the plan, without charge, all supplements to and updated versions of this prospectus, as required under applicable securities laws.

Fees and Commissions and Use of Proceeds

We will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to our distribution reinvestment plan. The amount available for distributions on all Class T Shares will be reduced by the amount of distribution fees payable with respect to the Class T Shares issued in the primary offering. We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes, including, but not limited to, the following:

•	the repurchase of shares under our share repurchase program;

•	reserves required by any financings of our investments;

•	future funding obligations under any real estate loan receivable we acquire;

•	acquisition or origination of assets, which would include payment of acquisition fees or origination fees to our advisor (see “Management Compensation”);

•	the repayment of debt; and

•	expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all shares, including fractional shares, that you acquire through the distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in the distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to the distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional shares. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount. You will be taxed on the amount of such distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. See “Federal Income Tax Considerations — Taxation of Stockholders.” We will withhold 28% of the amount of dividends or distributions paid if you fail to furnish a valid taxpayer identification number, fail to properly report interest or distributions or fail to certify that you are not subject to withholding.

Termination of Participation

Once enrolled, you may continue to purchase shares under our distribution reinvestment plan until we have sold all of the shares registered in this offering, have terminated this offering or have terminated the distribution reinvestment plan. You may terminate your participation in the distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least four business days prior to the last business day prior to the payment date for the distribution. Any transfer of your shares will effect a termination of the participation of those shares in the distribution reinvestment plan. We will terminate your participation in the distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our charter, unless you have obtained an exemption from the ownership limit from our board of directors.

Amendment, Suspension or Termination of Plan

We may amend, suspend or terminate the distribution reinvestment plan for any reason at any time upon 10 business days’ notice to the participants. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the participants.

Share Repurchase Program

Our board of directors has adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances. However, our share repurchase program includes numerous restrictions that limit our stockholders’ ability to sell their shares.

The purchase price for your shares will be equal to the customer account statement value as determined in accordance with the FINRA Rule 15-02, which we refer to as the account statement value.

If we are engaged in a public offering and the repurchase price would result in a price that is higher than the then-current public offering price of such class of common stock, then the repurchase price will be reduced and will be equal to the then-current public offering price of such class of common stock.

There are several limitations on our ability to redeem shares under the program:

•	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence,” we may not redeem shares unless the stockholder has held the shares for one year.

•	Unless our board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month. Our board of directors has complete discretion to determine whether all of such funds from the prior month’s distribution reinvestment plan will be applied to redemptions in the following month, whether such funds are needed for other purposes or whether additional funds from other sources may be used for redemptions.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We will redeem shares on the last business day of each month, except that the first redemption date following our establishment of an estimated value per share (that is not based on the price to acquire a share in a primary offering)

shall be no less than 10 business days after our announcement of an estimated value per share and the redemption date shall be set forth in such announcement. The program administrator must receive your written request for redemption at least five business days before that date in order for us to repurchase your shares that month. If we could not repurchase all shares presented for redemption in any month, we would attempt to honor redemption requests on a pro rata basis. We will deviate from pro rata purchases if a pro rata redemption would result in you owning less than the minimum purchase amount described below under “Plan of Distribution — Minimum Purchase Requirements,” then we will redeem all of your shares for repurchase. In the event that you present all of your shares, there would be no holding period requirement for shares purchased pursuant to our distribution reinvestment plan.

If we did not completely satisfy a stockholder’s redemption request at the redemption date because the program administrator did not receive the request in time or because of the restrictions on the number of shares we could redeem under the program, we would treat the unsatisfied portion of the redemption request as a request for redemption at the next redemption date funds are available for redemption unless the stockholder withdrew his or her request before the next date for redemptions. Any stockholder could withdraw a redemption request upon written notice to the program administrator if such notice were received by us at least five business days before the date for redemptions.

In several respects we would treat redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” differently from other redemptions:

•	there is no one-year holding requirement; and

•	during the term of public offering, the redemption price will be the higher of the amount paid to acquire the shares from us or the account statement value.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (i) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (ii) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (i) the investor’s initial application for disability benefits and (ii) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special redemption terms, except in the limited circumstances when the investor would be awarded disability benefits by the other “applicable governmental agencies” described above.

In order for a determination of incompetence or incapacitation (a “determination of incompetence”) to entitle a stockholder to the special redemption terms, a state or federal court located in the United States must declare, determine or find the stockholder to be (i) mentally incompetent to enter into a contract, to prepare a will or to make medical decisions or (ii) mentally incapacitated. In both cases such determination must be made by the court after the date the stockholder acquired the shares to be redeemed. A determination of incompetence or incapacitation by any other person or entity, or for any purpose other than those listed above, will not entitle a stockholder to the special redemption terms. Redemption requests following a “determination of incompetence” must be accompanied by the court order, determination or certificate declaring the stockholder incompetent or incapacitated.

In its sole discretion, our board of directors may amend, suspend or terminate the program without stockholder approval upon 10 business days’ written notice. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the stockholders. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.

Our share repurchase program only provides stockholders a limited ability for shares to be repurchased for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Qualifying stockholders who desire to present their shares for repurchase would have to give written notice to us by completing a redemption request form and returning it as follows:

•	Regular mail: Rodin Income Trust, Inc., c/o [●], [●].

•	Overnight mail: Rodin Income Trust, Inc., c/o [●], [●].

Redemption request forms are available by contacting your financial advisor or by calling [●].

Registrar and Transfer Agent

We have engaged [●] to serve as the registrar and transfer agent for our common stock.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving securities of a company that have been for at least 12 months listed on a national securities exchange; or

•	a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)	one of the following:

(A)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or

(B)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

•	that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•	that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;

•	in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the section of this prospectus entitled “Description of Shares — Meetings and Special Voting Requirements;” or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is rejected by our common stockholders.

THE OPERATING PARTNERSHIP AGREEMENT

General

Rodin Income Trust Operating Partnership, LP which we refer to as the operating partnership, is a newly formed Delaware limited partnership. We expect to own substantially all of our assets and conduct our operations through the operating partnership. We are the sole general partner of the operating partnership and a limited partner of our operating partnership. As the sole general partner, we have the exclusive power to manage and conduct the business of the operating partnership.

At such time as we have made our first investment in real estate, as we accept subscriptions for shares in this offering, we will transfer substantially all of the net proceeds of the offering to our operating partnership as a capital contribution in exchange for units of limited partnership interest. The operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering.

As a result of this structure, we will be considered an UPREIT, or an umbrella partnership real estate investment trust. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of the operating partnership will be deemed to be assets and income of the REIT.

If we ever decide to acquire properties in exchange for units of limited partnership interest in the operating partnership, we expect to amend and restate the partnership agreement to provide substantially as set forth below.

Capital Contributions

Our operating partnership has classes of common units that correspond to our classes of common stock: Class A common units, Class T common units and Class I common units. Such common units will have economic terms that vary based upon the class of shares issued. In connection with any and all issuances of our Class A Shares, Class T Shares and Class I Shares of common stock, we will make capital contributions to the operating partnership of the proceeds therefrom in exchange for common units of the same class as the applicable shares with respect to which offering proceeds have been received, provided that if the proceeds actually received and contributed by us are less than the gross proceeds of such issuance as a result of any underwriter’s discount, commissions, placement fees or other expenses paid or incurred in connection with such issuance, then we shall make a capital contribution of such net proceeds to the operating partnership but will receive additional common units with a value equal to the aggregate amount of the gross proceeds of such issuance. Upon any such capital contribution by us, our capital account will be increased by the actual amount of our capital contribution.

We are authorized to cause our operating partnership to issue additional common units for less than fair market value if we conclude in good faith that such issuance is in the best interests of us and our operating partnership. Our operating partnership may issue preferred partnership units to us if we issue shares of preferred stock and contribute the net proceeds from the issuance thereof to our operating partnership or in connection with acquisitions of property or otherwise, which could have priority over the common units with respect to distributions from our operating partnership, including the common units owned by us.

As sole general partner of our operating partnership, we have the ability to cause our operating partnership to issue additional limited partnership interests. These additional interests may be issued to institutional and other large investors that may prefer to make an investment directly in our operating partnership and may include preferred limited partnership interests or other interests subject to different distribution and allocation arrangements, fees and redemption arrangements.

If our operating partnership requires additional funds at any time in excess of capital contributions made by us, or from borrowings, we may: (i) cause the operating partnership to obtain such funds from outside borrowings; or (ii) elect for us or for any of our affiliates to provide such additional funds to the operating partnership through loans or otherwise.

Operations

The partnership agreement requires that our operating partnership be operated in a manner that will enable us to: (i) satisfy the requirements for being classified as a REIT for federal income tax purposes, unless we otherwise cease to qualify as a REIT; (ii) avoid any federal income or excise tax liability (other than any federal income tax liability associated with our retained capital gains); and (iii) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

The partnership agreement generally provides that, except as provided below with respect to the special units and except upon liquidation of our operating partnership, our operating partnership will distribute cash to the partners of our operating partnership in accordance with their relative partnership units, on a quarterly basis (or, at our election, more or less frequently), in amounts determined by us as general partner. Upon the liquidation of our operating partnership, after payment of debts and obligations and any redemption of special units, any remaining assets of our operating partnership will be distributed in accordance with each partner’s positive capital account balance.

The holder of the special units will be entitled to distributions from our operating partnership equal to 15.0% of distributions after the other partners, including us, have received in the aggregate, cumulative distributions equal to their capital contributions plus a 7.0% cumulative non-compounded annual pre-tax return thereon. Depending on various factors, including the date on which shares of our common stock are purchased and the price paid for such shares of common stock, a stockholder may receive more or less than the 7.0% cumulative non-compounded annual pre-tax return on their net contributions described above prior to the commencement of distributions to the owner of the special units.

Upon liquidation of the operating partnership, after payment of, or adequate provision for, debts and obligations of the operating partnership, including partner loans, any remaining assets of the operating partnership would be distributed to its partners in accordance with their respective positive capital account balances.

Rights, Obligations and Powers of the General Partner

We would expect to be the sole general partner of the operating partnership. As sole general partner, we generally would have complete and exclusive discretion to manage and control the operating partnership’s business and to make all decisions affecting its assets. Under the partnership agreement, we would also expect to have the authority to:

•	acquire, purchase, own, manage and dispose of loans, securities, real property and any other assets;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow or loan money;

•	originate loans;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine the operating partnership with another entity.

Under the partnership agreement, we expect that the operating partnership would continue to pay all of the administrative and operating costs and expenses it incurs in acquiring or originating and operating and managing investments. The operating partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of the operating partnership. Such expenses would include:

•	all expenses relating to our organization and continuity of existence;

•	all expenses relating to the public offering and registration of our securities;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur that the operating partnership would not reimburse would be costs and expenses relating to assets we may own outside of the operating partnership. We would pay the expenses relating to such assets directly.

Exchange Rights

We expect that an amended and restated partnership agreement would also provide for exchange rights. We expect the limited partners of the operating partnership would have the right to cause the operating partnership to redeem their units of limited partnership interest for cash equal to the value of an equivalent number of our shares, or, at our option, we could purchase their units of limited partnership interest for cash or by issuing one share of our common stock for each unit redeemed. Limited partners, however, would not be able to exercise this exchange right if and to the extent that the delivery of our shares upon such exercise would:

•	result in any person owning shares in excess of the ownership limit in our charter (unless exempted prospectively or retroactively by our board of directors);

•	result in our shares being beneficially owned by fewer than 100 persons;

•	result in our shares being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code.

Furthermore, limited partners could exercise their exchange rights only after their units of limited partnership interest had been outstanding for one year. A limited partner could not deliver more than two exchange notices each calendar year and would not be able to exercise an exchange right for less than 1,000 units of limited partnership interest, unless such limited partner held less than 1,000 units. In that case, he would be required to exercise his exchange right for all of his units.

Change in General Partner

We expect that we generally would not be able to withdraw as the general partner of the operating partnership or transfer our general partnership interest in the operating partnership (unless we transferred our interest to a wholly owned subsidiary). The principal exception to this would be if we merged with another entity and (i) the holders of a majority of partnership units (including those we held) approved the transaction; (ii) the limited partners received or had the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (iii) we were the surviving entity and our stockholders did not receive cash, securities or other property in the transaction; or (iv) the successor entity contributed substantially all of its assets to the operating partnership in return for an interest in the operating partnership and agreed to assume all obligations of the general partner of the operating partnership. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

Transferability of Interests

With certain exceptions, the limited partners would not be able to transfer their interests in the operating partnership, in whole or in part, without our written consent as the general partner.

Amendment of Limited Partnership Agreement

We expect amendments to the amended and restated partnership agreement would require the consent of the holders of a majority of the partnership units including the partnership units we and our affiliates held. Additionally, we, as general partner, would be required to approve any amendment. We expect that certain amendments would have to be approved by a majority of the units held by third-party limited partners.

PLAN OF DISTRIBUTION

General

We are publicly offering a maximum of $1,000,000,000 in shares of our common stock, in any combination of Class A Shares, Class T Shares and Class I Shares, on a “best efforts” basis through Cantor Fitzgerald & Co., our dealer manager. Because this is a “best efforts” offering, our dealer manager must use only its best efforts to sell the shares and has no firm commitment or obligation to purchase any of our shares. We are offering up to $1,000,000,000 in shares of common stock in our primary offering at $27.17 per Class A Share, $26.04 per Class T Share and $25.38 per Class I Share, with discounts available for certain categories of purchasers as described below. We are offering up to $250,000,000 in shares pursuant to our distribution reinvestment plan at a purchase price initially equal to $25.25 per Class A, Class T and Class I Share. We reserve the right to reallocate the shares we are offering among our share classes and the primary offering and our distribution reinvestment plan. Our board of directors may adjust the offering price of the primary offering shares or distribution reinvestment plan shares during the course of the public offering. Unless the rules and regulations governing valuations change, from and after 150 days following the second anniversary of breaking escrow in this offering, our advisor or another firm we choose for that purpose will establish an estimated value per share for each class of shares that we will disclose in a report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in each annual report thereafter.

Our Class A Shares, Class T Shares and Class I Shares are available for different categories of investors. Class A Shares and Class T Shares are available to the general public. Class I Shares are available for purchase in this offering only (1) by institutional accounts as defined by FINRA Rule 4512(c), (2) through bank-sponsored collective trusts and bank-sponsored common trusts, (3) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (4) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I Shares, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the advisor and the advisor’s product specialists or other affiliates of the advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (6) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (7) by any other categories of purchasers that we name in an amendment or supplement to this prospectus. If you are eligible to purchase any of the classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares and whether you qualify for any selling commission discounts if you elect to purchase Class A Shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of common stock you may be eligible to purchase.

We currently expect to offer shares of common stock in our primary offering until two years from the date of this prospectus, unless extended by our board of directors; however, if we have not sold all primary shares registered in this offering by             , we may continue the primary offering an additional one year beyond              if our board of directors determines it is in the best interests of our stockholders to continue raising additional capital. We may continue to offer shares under our distribution reinvestment plan after the primary offering terminates until we have sold $250,000,000 in shares through the reinvestment of distributions. We may terminate this offering at any time.

Our dealer manager, Cantor Fitzgerald & Co., registered as a broker-dealer with the SEC in [●], and this offering will be the [●] public offering conducted by our dealer manager. The principal business of our dealer manager is participating in and facilitating the distribution of securities of programs sponsored by Cantor Fitzgerald.

Compensation of Dealer Manager and Participating Broker-Dealers

Except as provided below, our dealer manager will receive selling commissions of 7.0% of the gross offering proceeds for Class A Shares sold in our primary offering and 3.0% of the gross offering proceeds for Class T Shares sold in our primary offering. The dealer manager will receive 3.0% of the gross offering proceeds for Class A Shares and Class T Shares and 0.5% of the gross offering proceeds for Class I Shares as compensation for acting as the dealer manager. With respect to the selling commissions and dealer manager fees payable to the Dealer Manager with respect to the Class A Shares and the Class T Shares sold in the primary offering, our sponsor will pay selling commissions in an amount equal to 3.0% of the gross offering proceeds to the Dealer Manager and the balance of the selling commissions and dealer manager fees will be funded with offering proceeds. This will result in a reduction in the total selling commissions that we will pay in connection with the primary offering. Our sponsor has agreed that under no circumstances may proceeds from this offering be used to pay the sponsor support reimbursement, which will be paid to the sponsor under certain circumstances. See “Management Compensation.” We will not pay any selling commissions or dealer manager fees for shares sold under our distribution reinvestment plan. We will also reimburse the dealer manager for invoiced due diligence expenses and may reimburse the dealer manager for its underwriting expenses, as described below.

We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as participating broker-dealers, to sell our shares. Except as provided below, our dealer manager, in its sole discretion, will reallow all or a portion of its selling commissions attributable to a participating broker-dealer.

If an investor purchases Class A Shares in our primary offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor’s account, we will reduce the aggregate purchase price of the investor’s shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our shares is only available for the investor’s initial investment in our common stock. The investor must include the “Request for Broker Dealer Custodial Fee Reimbursement Form” with his or her subscription agreement to have the purchase price of the investor’s initial investment in shares reduced by the amount of his or her annual custodial fee.

The dealer manager, in its sole discretion, may reallow a portion of the dealer manager fees for Class A Shares and Class T Shares to any participating broker-dealer, based upon consideration of projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating-broker dealer in the past and the level of marketing support to be provided in this offering.

Distribution Fees (Class T Shares Only)

With respect to Class T Shares only, we will pay our dealer manager a distribution fee as additional compensation for selling shares in the offering and for ongoing stockholder services, all or a portion of which may be reallowed to participating broker-dealers in the dealer manager’s sole discretion. We will pay a distribution fee on all Class T Shares issued pursuant to our primary offering. The distribution fee will accrue daily and be paid monthly. We will pay a distribution fee of 1.0% per annum of (i) the current gross offering price per Class T Share in the primary offering or (ii) if we are no longer offering shares in a public offering, the estimated per share value of Class T Shares, if any has been disclosed. In the event the offering price or the estimated value per share changes, the distribution fee will change immediately with respect to all outstanding Class T Shares, and will be calculated based on the new gross offering price or estimated per share value, without regard to the actual price at which a particular Class T Share was issued. We will cease paying distribution fees with respect to each Class T Share, including any Class T Shares issued pursuant to our distribution reinvestment plan, on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share no longer being outstanding; (iii) the dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on our behalf, determines that total underwriting compensation, including dealer manager fees, sales commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to the Class T Shares held by a stockholder within his or her particular account would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class T Shares held in such account. We cannot predict if or when this will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the the transfer agent determines that 10% limit on a particular Class T Share account was reached. Stockholders will receive notice that their Class T Shares have been converted into Class A Shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into an equivalent number of Class A Shares based on the respective net asset value per share for each class. In the case of a Class T Share purchased in the primary offering at a price equal to $26.04, the maximum distribution fee that may be paid on that Class T Share, depending on other underwriting expenses, will be equal to approximately $0.26 per share, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. Although we cannot predict the length of time over which this fee will be paid due to potential changes in the estimated net asset value of our Class T Shares, this fee would be paid over approximately 4 years from the date of purchase, assuming a constant per share offering price or estimated net asset value, as applicable, of $26.04 per Class T Share. If a stockholder’s account includes Class T Shares and the stockholder makes a subsequent purchase of Class T Shares in the primary offering in the same stockholder account, the total underwriting compensation limit will be based on the total number of primary offering Class T Shares in the account and the distribution fees will be calculated on all of the primary offering Class T Shares in the account, such that the conversion of the Class T Shares from the initial purchase will be delayed and the accrual of the distribution fees and the conversion of the Class T Shares with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account. Stockholders may elect to make subsequent purchases in a separate account. Whether a stockholder elects to purchase additional primary shares in the same account or in separate accounts will not change the aggregate amount of distribution fees paid with respect to a stockholder’s shares, but will affect the timing of such payments. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A Share, Class T Share and Class I Share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T Shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T Share.

Other Compensation

Our dealer manager will incur expenses in connection with the distribution of the offering, including reimbursement of certain of the expenses incurred by participating broker-dealers. The expenses incurred by our dealer manager may include without limitation, reasonable travel and lodging expenses related to wholesaling activities, legal expenses and salaries and bonuses of certain employees of the Dealer Manager while participating in this offering. The Dealer Manager also may provide permissible forms of non-cash compensation pursuant to FINRA Rule 2310(c) to its registered representatives and to participating broker-dealers, such as: an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target; costs and expenses of attending training and education meetings and participating broker-dealer sponsored conferences; and gifts that do not exceed on aggregate of $100 per person and are not conditioned on achievement of a sales target. The value of such items of non-cash compensation will be considered underwriting compensation. We will directly pay or reimburse our dealer manager for certain reasonable costs and expenses incident to the Offering if, when added to all of the other underwriting compensation being paid in connection with this offering, such expenses would not cause total underwriting compensation to exceed 10.0% of the gross proceeds of the primary offering as of the termination of the offering, as required by the rules of FINRA. To the extent we do not pay or reimburse our dealer manager for these expenses, they will be paid from the portion of the dealer manager fees and selling commissions retained by our dealer manager from the sale of shares in this offering.

To show the maximum amount of dealer manager and participating broker-dealer compensation that we may pay in this offering, this table assumes that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.

Dealer Manager and

Participating Broker-Dealer Compensation

	Total Compensation(1)(4)		% of Primary Offering Gross Proceeds
Class A Shares
Selling Commissions (maximum)	$28,000,000	(2)	7.0%
• Paid from offering proceeds	16,000,000		4.0%
• Paid from sponsor support	12,000,000		3.0%
Dealer Manager Fees (maximum)	$12,000,000	(2)	3.0%
Class T Shares
Selling Commissions (maximum)	$15,000,000	(2)	3.0%
• Paid from offering proceeds	0		0.0%
• Paid from sponsor support	15,000,000		3.0%
Dealer Manager Fees (maximum)	$15,000,000	(2)	3.0%
Distribution Fee	—	(3)	1.0	%(3)
Class I Shares
Selling Commissions (maximum)	—		0.0%
Dealer Manager Fees (maximum)	$500,000		0.5%

(1)	The total compensation assumes that 40%, 50% and 10% of the shares sold in the primary offering are Class A Shares, Class T Shares and Class I Shares, respectively.
(2)	With respect to the selling commissions and dealer manager fees payable to the Dealer Manager with respect to the Class A Shares and the Class T Shares sold in the primary offering, our sponsor will pay selling commissions in an amount equal to 3.0% of the gross offering proceeds from the sale of such shares to the Dealer Manager and the balance of the selling commissions and dealer manager fees will be funded with offering proceeds. This will result in a reduction in the total selling commissions and dealer manager fees that we will pay in connection with the primary offering.
(3)	The distribution fees are ongoing fees that are not paid at the time of purchase. We will cease paying distribution fees with respect to each Class T Share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T Share is no longer outstanding; (iii) our dealer manager’s determination that total underwriting compensation from all sources, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A Shares, Class T Shares and Class I Shares would be in excess of 10% of the gross proceeds of our primary offering; or (iv) the end of the month in which total underwriting compensation, including dealer manager fees, selling commissions (including sponsor support of 3.0% of selling commissions), and distribution fees with respect to the Class T Shares held by a stockholder within his or her particular account would be in excess of 10% of the total gross offering price at the time of the investment in the Class T Shares held in such account. We cannot predict if or when this will occur. All Class T Shares will automatically convert into Class A Shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T Shares held in a stockholder’s account will automatically convert into Class A Shares as of the last calendar day of the month in which the 10% limit on a particular account is reached. With respect to the conversion of Class T Shares into Class A Shares, each Class T Share will convert into an amount of Class A Shares based on the respective net asset value per share for each class. If $1.0 billion in shares (consisting of $400 million in Class A Shares, at $27.17 per share, $500 million in Class T Shares, at $26.04 per share and $100 million in Class I Shares, at $25.38 per share) is sold in this offering, then the maximum amount of distribution fees payable to our dealer manager is estimated to be $20 million, before the 10% underwriting compensation limit is reached.
(4)	As described above under “Other Compensation,” we will directly pay or reimburse our dealer manager for certain additional underwriting expenses incident to this offering if, when added to all of the other underwriting compensation being paid in connection with this offering, such expenses are permitted to be reimbursed pursuant to the rules of FINRA.

Subject to the cap on organization and offering expenses described below, we will also reimburse the dealer manager for reimbursements it may make to broker-dealers for bona fide invoiced due diligence expenses or, in certain circumstances, pay bona fide invoiced due diligence expenses directly.

Under the rules of FINRA, total underwriting compensation in this offering, including selling commissions, the dealer manager fee and the underwriting expenses reimbursable by us (excluding reimbursement for bona fide invoiced due diligence expenses), may not exceed 10% of the gross offering proceeds of our primary offering. In addition to the limits on underwriting compensation, FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds.

We will reimburse our dealer manager for all items of underwriting compensation discussed in this prospectus for our primary initial public offering, as amended and supplemented, to the extent that this prospectus, as amended and supplemented, indicates such items will be paid by us, provided that within 30 days after the end of the month in which this primary initial public offering terminates, our dealer manager will reimburse us to the extent that our reimbursements cause total underwriting compensation for this primary initial public offering to exceed 10% of the gross offering proceeds from this primary initial public offering.

We reimburse our advisor or its affiliates for the unreimbursed portion and future organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the total amount of selling commissions, dealer manager fees and other organization and offering costs borne by us to exceed 15% of gross proceeds from our offering. However, we expect the total organization and offering expenses of our primary offering to be approximately 1.0% of the gross offering proceeds from the primary offering, and the total organization and offering expenses of our distribution reinvestment plan to be approximately 1.0% of the gross offering proceeds from the distribution reinvestment plan, assuming we raise the maximum offering amount and no shares are reallocated from our distribution reinvestment plan to our primary offering.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act of 1933 and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. See “Management — Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents.”

Our dealer manager has agreed to sell up to 5% of the Class A shares offered hereby in our primary offering to persons to be identified by us at a discount from the offering price. We intend to use this “friends and family” program to sell Class A Shares to certain investors identified by us, including investors who have a prior business relationship with our sponsor, such as real estate brokers, joint venture partners and their employees, company executives, surveyors, attorneys and similar individuals, and others to the extent consistent with applicable laws and regulations. We will sell such shares at a 10% discount, or at $24.45 per Class A share, reflecting that selling commissions and dealer manager fees will not be paid in connection with such sales. The net proceeds to us from such sales made net of commissions and dealer manager fees will be substantially the same as the net proceeds we receive from other sales of shares.

Our executive officers and directors, as well as officers and employees of our sponsor, our advisor and our sponsor’s and advisor’s affiliates and their respective immediate family members, at their option, also may purchase Class A Shares offered hereby in our primary offering at a discount from the offering price, in which case they have advised us that they would expect to hold such shares as stockholders for investment and not for distribution. We will sell such shares at a 10% discount, or at $24.45 per Class A share, reflecting that selling commissions and dealer manager fees will not be paid in connection with such sales. The net proceeds to us from such sales made net of commissions and dealer manager fees will be the same as the net proceeds we receive from other sales of shares.

We may sell Class A Shares to participating broker-dealers, their retirement plans, their representatives and the family members, IRAs and qualified plans of their representatives at a purchase price of $25.27 per Class A Share, reflecting that selling commissions in the amount of approximately $1.90 per Class A Share will not be payable. For purposes of these discounts, we consider an immediate family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in- law or brother- or sister-in-law. The net proceeds to us from the sales of these shares will be substantially the same as the net proceeds we receive from other sales of shares.

Volume Discounts (Class A Only)

We are offering volume discounts to investors who purchase more than $500,000 of our Class A Shares in our primary offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions we pay will be reduced. Because the dealer manager may, in its sole discretion, reallow all or a portion of its selling commissions to participating broker-dealers, the amount of selling commissions participating broker-dealers receive for such sales may be reduced.

The following table shows the discounted price per Class A Share and the reduced selling commissions payable for volume sales of our shares.

Dollar Volume Shares Purchased	Selling Commissions (Based on $27.17 Price Per Class A Share)	Dealer Manager Fee (Based on $27.17 Price Per Class A Share)	Price Per Share to Investor
$0 to $500,000	7%	3%	$27.17
$500,001 to $1,000,000	6%	3%	$26.88
$1,000,001 to $2,000,000	5%	3%	$26.60
$2,000,001 to $3,000,000	4%	3%	$26.32
$3,000,001 to $5,000,000	3%	3%	$26.04
$5,000,000 and above	2%	3%	$25.77

We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per Class A Share of $27.17. For example, a purchase of 100,000 Class A shares in a single transaction would result in a purchase price of $2,632,000 ($26.32 per share) rather than a purchase price of $2,717,000, which would be the price if a volume discount had not been applied to the sale.

To qualify for a volume discount as a result of multiple purchases of our Class A Shares, you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only Class A Shares purchased in our primary offering are eligible for volume discounts. Class A Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.

Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed to any group of purchasers and no subscriptions may be aggregated as part of a combined order for purposes of determining the dollar amount of shares purchased.

Subscription Procedures

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific number of shares and pay for the shares at the time of your subscription. Initially, you should make your check payable to “[●], as escrow agent for Rodin Income Trust, Inc.” After we meet the minimum offering requirements, your check should be made payable to “Rodin Income Trust, Inc.” or “Rodin Income Trust.” Subscriptions are effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscription payments are deposited into a special account in our name until such time as we have accepted or rejected the subscriptions. We accept or reject subscriptions within 30 days of our receipt of such subscriptions and, if rejected, we return all funds to the rejected subscribers within 10 business days. If accepted, the funds are transferred into our general account. You will receive a confirmation of your purchase. We generally admit stockholders on a daily basis.

You are required to represent in the subscription agreement that you have received a copy of the final prospectus. In order to ensure that you have had sufficient time to review the final prospectus, we will not accept your subscription until at least five business days after your receipt of the final prospectus.

Investors who desire to purchase shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form that we will provide upon request. Only investors who have already met the minimum purchase requirement may participate in the automatic investment program. The minimum periodic investment is $100 per month. We will pay dealer manager fees and selling commissions in connection with sales under the automatic investment program to the same extent that we pay those fees and commissions on shares sold in the primary offering outside of the automatic investment program. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to the distribution reinvestment plan. For a discussion of the distribution reinvestment plan, see “Description of Shares — Distribution Reinvestment Plan.”

You will receive a confirmation of your purchases under the automatic investment program monthly. The confirmation will disclose the following information:

•	the amount invested for your account during the period;

•	the date of the investment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

To qualify for a volume discount as a result of purchases under the automatic investment program, you must notify us in writing when you initially become eligible to receive a volume discount and at each time your purchase of shares through the program would qualify you for an additional reduction in the price of shares under the volume discount provisions described in this prospectus. For a discussion of volume discounts, see “— Compensation of Dealer Manager and Participating Broker-Dealers.”

You may terminate your participation in the automatic investment program at any time by providing us with written notice. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current prospectus or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the plan will terminate. See the “Suitability Standards” section of this prospectus (immediately following the cover page) and the form of subscription agreement attached hereto as Appendix A.

Suitability Standards

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering have the responsibility to make every reasonable effort to determine that your purchase of shares in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

•	meet the minimum income and net worth standards set forth under “Suitability Standards” immediately following the cover page of this prospectus;

•	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation;

•	are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this prospectus of an investment in our shares; and

•	have apparent understanding of:

•	the fundamental risks of the investment;

•	the risk that you may lose your entire investment;

•	the lack of liquidity of our shares;

•	the restrictions on transferability of our shares; and

•	the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation and other investments as well as any other pertinent factors. Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering must maintain, for a six-year period, records of the information used to determine that an investment in shares is suitable and appropriate for you.

Until our shares of common stock are listed on a national securities exchange, subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards.

Minimum Purchase Requirements

You must initially invest at least $2,500 in our shares to be eligible to participate in this offering. In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $100. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

Unless you are transferring all of your shares of common stock, you may not transfer your shares in a manner that causes you or your transferee to own fewer than the number of shares required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These minimum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize additional sales materials in connection with the offering of the shares, although only when accompanied by or preceded by the delivery of this prospectus. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. These supplemental sales materials may include information relating to our offering, brochures, articles and publications concerning real estate.

article reprints. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby will be been passed upon for us by Venable LLP. Greenberg Traurig, LLP will review the statements relating to certain federal income tax matters under the caption “Federal Income Tax Considerations” and will pass upon our qualification as a REIT for federal income tax purposes.

EXPERTS

The consolidated balance sheet of Rodin Income Trust, Inc. as of January 22, 2016, appearing in this Prospectus and Registration Statement, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Rodin Income Trust, Inc.

We have audited the accompanying consolidated balance sheet of Rodin Income Trust, Inc. as of January 22, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodin Income Trust, Inc. at January 22, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

January 29, 2016

Rodin Income Trust, Inc.

Consolidated Balance Sheet

January 22, 2016
Assets
Cash	$205,000

Total assets	$205,000

Liabilities
Payable to related party - Sponsor	3,999

Total liabilities	3,999

Equity
Rodin Income Trust, Inc. Stockholder’s Equity
Common stock, $0.01 par value; 300,000 shares authorized; 8,810 shares issued	88
Additional paid-in-capital	199,913

Total Rodin Income Trust, Inc. Stockholder’s Equity	200,001
Non-controlling interests	1,000

Total liabilities and equity	$205,000

See notes to the consolidated balance sheet.

Rodin Income Trust, Inc.

Notes to Consolidated Balance Sheet

1. Organization

Rodin Income Trust, Inc. (the “Company”) was formed on January 19, 2016 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). The Company is 100% owned by Cantor Real Estate Investment Management, LLC (the “Sponsor”). The Company’s consolidated balance sheet includes Rodin Income Trust Operating Partnership, L.P. (the “Operating Partnership”). Substantially all of the Company’s business is expected to be conducted through the Operating Partnership, a Delaware partnership formed on January 19, 2016. The Company is the sole general and limited partner of the Operating Partnership. A wholly owned subsidiary of the Sponsor, Rodin Income Trust Op Holdings, LLC (the “OP”), has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units, which is recorded as non-controlling interests on the consolidated balance sheet as of January 22, 2016.

The Company intends to originate, acquire and manage a diversified portfolio of commercial real estate investments secured by properties located both within and outside of the United States. The Company focuses on originating mortgage loans secured primarily by commercial real estate. The Company may also invest in commercial real estate securities and properties. Commercial real estate investments may include mortgage loans, subordinated mortgage and non-mortgage interests, including preferred equity investments and mezzanine loans, and participations in such instruments. Commercial real estate securities may include commercial mortgage-backed securities (“CMBS”), unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies and structured notes.

The Company will be externally managed by Cantor Real Estate Advisors, LLC (the “Advisor”), a Delaware limited liability company and wholly-owned subsidiary of the Sponsor. The Sponsor is a diversified commercial real estate investment and asset management company, and is a wholly owned subsidiary of CFIM Holdings, LLC. CFIM Holdings, LLC is a wholly owned subsidiary of Cantor Fitzgerald, L.P. (“CFLP”). As of January 22, 2016 the Company had not commenced operations. The Company has selected December 31st as its fiscal year end.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated balance sheet includes the accounts of the Company and its subsidiary in which the Company has a controlling interest.

2. Summary of Significant Accounting Policies. (continued)

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

Cash

The company considers cash held at depository institutions to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution.

Organization and Offering Costs

The Advisor, or its affiliates, will be entitled to receive reimbursement for costs paid on behalf of the Company in connection with the offering. The Company is obligated to reimburse the Advisor for organization and offering costs. As of January 22, 2016, the Advisor has not incurred costs related to organization and offering on behalf of the Company. Organization and offering costs incurred by the Advisor are not recorded on the consolidated balance sheet of the Company.

3. Income Taxes

The Company intends to elect to be taxed as a REIT and to comply with the related provisions under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31 of the year in which the Company satisfies the minimum offering requirement. Accordingly, the Company generally will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income and share ownership tests are met. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must annually distribute at least 90.0% of its REIT taxable income to its stockholders and meet certain other requirements. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. The Company may also be subject to certain state, local and franchise taxes. If the Company fails to meet these requirements, it will be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders.

4. Related Party Transactions

Subject to certain restrictions and limitations, the Advisor will be responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and managing investments on behalf of the Company. For such services, to the extent permitted by law and regulations, the Advisor will receive fees and reimbursements from the Company. As of January 22, 2016, both the fees and reimbursements have not been determined.

5. Equity

Stockholder’s Equity

The Company is authorized to issue 300,000 shares of common stock with a par value of $0.01 per share. At January 22, 2016, there were 8,180 shares of common stock issued at a price of $24.45, which provided additional paid in capital of $199,913.

Non-controlling interests

The OP has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units, which is recorded as non-controlling interests on the consolidated balance sheet as of January 22, 2016.

APPENDIX A

Investor Instructions	Rodin Income Trust

Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.

1.	SUBSCRIPTION AMOUNT

PLEASE NOTE: Money Orders, Traveler’s Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.

A minimum initial investment of $2,500 is required. All investments in Cantor Fitzgerald - sponsored REIT products count towards the $2,500 minimum. This does not affect the suitability standards applicable to investors in this offering. In no event shall any investment be less than $100. Until we have raised the minimum offering amount, you should make your check payable to “[Escrow Agent], as escrow agent for Rodin Income Trust, Inc.” Once we have raised $2,000,000 in the offering, including investments from persons who are affiliated with us, our sponsors or our advisor you should make your check payable to “Rodin Income Trust, Inc.”

2.	ACCOUNT TYPE

Please check the appropriate box to indicate the account type of the subscription and provide the requested documents, if applicable.

3.	ACCOUNT INFORMATION

PLEASE NOTE: You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners, you must provide the requested investor information for each joint owner.

Enter the name(s), mailing address(es), telephone number(s), and dates(s) of birth of the registered owner(s) of the investment. Partnerships, corporations and other organizations should include the name of an individual to whom correspondence should be addressed. Non-resident aliens must also supply IRS Form W-8BEN.

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 7, you are certifying that the taxpayer identification number or social security number you have provided in Section 3 of the Subscription Agreement is correct.

Please print the exact name(s) in which the shares of Rodin Income Trust, Inc. to be acquired are to be registered. Include the trust/entity name, if applicable. If the account is an Individual Retirement Account (“IRA”) or custodial held account, include the names and taxpayer identification numbers of both the investor and the custodian or administrator.

You may elect to have your account documents, such as investor and proxy statements, tax forms, annual reports and other investor communications made available to you electronically. If you elect this option, you: (i) must provide a valid e-mail address in Section 3 of the Subscription Agreement; (ii) agree that you have the appropriate hardware and software to receive e-mail notifications and view PDF documents; (iii) understand you may incur certain costs associated with downloading and printing investor documents; and (iv) understand that electronic delivery also involves risks related to system or network outages that could impair your timely receipt of or access to your documents. Rodin Income Trust, Inc. may choose to send one or more items to you in paper form despite your consent to electronic delivery. You may also request a paper copy of any particular investor document. Your consent will be effective until you revoke it by either changing your delivery preference online at [website] and logging into the site using the “Investor Login” option or by contacting Rodin Income Trust, Inc. at [phone#].

4.	CUSTODIAN/THIRD PARTY ADMINISTRATOR INFORMATION

If you would like to purchase shares through an IRA, [IRA Custodian #1 and IRA Custodian #2] have agreed to act as IRA custodians for such purpose; however, we do not require that you use these IRA custodians. If you would like to establish a new IRA with [IRA Custodian #1] for an investment in our shares, we will pay the fees related to the establishment of the investor account with [IRA Custodian #1]. Investors will be responsible for the annual IRA maintenance fees in addition to other transactional fees that may be charged by [IRA Custodian #1], including the first year annual maintenance fees. If you would like to establish a new IRA with [IRA Custodian #2] for an investment in our shares, we will pay the first calendar year base fee for investors that establish new accounts with [IRA Custodian #2]. After we pay the first calendar year base fee, investors will be responsible for the payment of the annual IRA maintenance fees in addition to other transactional fees that may be charged by [IRA Custodian #2]. Information about custodial services is available through your broker or by calling Cantor Fitzgerald Investor Services at [phone#].

Complete Section 4 if the registered owner of the investment will be a Custodian Plan. The Custodian/Administrator of the plan must sign page four of the Subscription Agreement.

5.	DISTRIBUTION INFORMATION

PLEASE NOTE: If you elect to participate in the Dividend Reinvestment Plan, you must agree that if at any time you fail to meet the minimum income and net worth standards or cannot make the other investor representations or warranties set forth in the Prospectus or the Subscription Agreement relating to such investment, you will promptly notify Rodin Income Trust, Inc. in writing of that fact.

Complete Section 5 to enroll in the Dividend Reinvestment Plan, to elect to receive distributions by direct deposit and/or to elect to receive distributions by check. If you elect direct deposit into your checking or savings account (not available for brokerage accounts), you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the Dividend Reinvestment Plan. You must indicate the percentage of your distribution to be applied to each option selected and the sum of the allocations must equal 100%. If you do not complete Section 5, distributions will be paid to the registered owner at the address in Section 3, or for custodial held accounts, to the address listed in Section 4 of the Subscription Agreement. Custodial account distributions to a third party require custodian approval.

6.	BROKER-DEALER AND REGISTERED REPRESENTATIVE INFORMATION

PLEASE NOTE: The Broker-Dealer or Registered Investment Adviser must complete Section 6 of the Subscription Agreement. To be listed as agent/firm of record, a selling agreement must be executed between Cantor Fitzgerald & Co. and the broker dealer/RIA. All fields are mandatory.

7.	SUBSCRIBER SIGNATURES

Please separately initial each of the representations in paragraphs (a) through (e) of Section 7. If you are a resident of Alabama, California, Iowa, Kansas, Kentucky, Maine, Massachusetts, Nebraska, Nevada, New Jersey, New Mexico, North Dakota, Oregon or Tennessee, you must initial paragraph (f), (g), (h), (i), (j), (k) or (l) of Section 7, respectively. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

Please refer to the Prospectus under “Suitability Standards” to verify that you meet the minimum suitability standards that are imposed by the state of your primary residence.

By signing the Subscription Agreement, you agree to provide the information in Section 7 and confirm that this information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to open your account.

8.	FINANCIAL REPRESENTATIVE SIGNATURES

PLEASE NOTE: The Broker-Dealer or Registered Investment Advisor must sign Section 8 to complete the subscription.

Required Representations: By signing Section 8, the registered representative of the Broker-Dealer or Registered Investment Advisor confirms on behalf of the Broker-Dealer that he or she has:

•	reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects;

•	discussed the investor’s prospective purchase of shares with such investor;

•	advised the investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and other fundamental risks related to the investment in the shares, the restrictions on the transfer of the shares and the risk that the investor could lose his or her entire investment in the shares;

•	delivered to the investor the Prospectus required to be delivered in connection with this subscription;

•	reasonable grounds to believe that the investor is purchasing these shares for the account referenced in Section 3; and

•	reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, such investor meets the suitability standards applicable to the investor set forth in the Prospectus and that such investor is in a financial position to enable the investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

In addition, the registered representative of the Broker-Dealer or Registered Investment Advisor represents that he or she and the Broker-Dealer, (1) are duly licensed and may lawfully offer and sell the shares in the state where the investment was made and in the state designated as the investor’s legal residence in Section 3 of the Subscription Agreement; and (2) agree to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor for a period of six years.

Until we have raised the applicable minimum offering amount (see Section 1), the Subscription Agreement, together with a check for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the [Escrow Agent] address below.

Regular Mail or Overnight Delivery:	[Escrow Agent], as Escrow Agent for Rodin Income Trust, Inc.
[Address
X
X
Attention: X phone#]

Once the applicable minimum offering amount has been raised (see Section 1), the Subscription Agreement, together with a check for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail	Overnight Delivery
Rodin Income Trust, Inc.	Rodin Income Trust, Inc.
[c/o X	[c/o X
Address	Address
X]	X]

[phone#]

After escrow, payments may be wired to: (Subscription Agreements may be faxed or sent to the address above.)

[Escrow Agent	Account name:
Address	Cantor Real Estate Advisors LLC, as Trustee for
X	Rodin Income Trust, Inc.
X	[Account #: XXXXXXXXXX]
ABA# XXXXXXXXX]

DOCUMENT FAX ACCEPTABLE - FAX FORM TO [fax#]

Rodin Income Trust – Investor Instructions

4/14	7016-A

Form of Subscription Agreement	Rodin Income Trust

1.	SUBSCRIPTION AMOUNT

State of Sale:	Amount of Subscription:

• Minimum investment is $2,500.	☐ Shares are being purchased net of commissions.

• Money Orders, Traveler’s Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.

2.	ACCOUNT TYPE	(Check ONE box only)

☐ Individual (If applicable, attach TOD form) ☐ Joint Tenant[1](If applicable, attach TOD form) ☐ Tenants in Common[1] ☐ Community Property[1]	☐ S-Corporation[2] ☐ C-Corporation[2] ☐ Partnership[2] ☐ Pension Plan[2]	☐ ☐ ☐ ☐	401K Traditional (Individual) IRA Simple IRA SEP IRA
☐ UGMA: State of	☐ Profit Sharing Plan[2]	☐	ROTH IRA

☐ UTMA: State of	☐ KEOGH Plan[2]	☐	Beneficial IRA as Beneficiary for:

☐ Trust[2,3]	☐ Other[2]
(Name of Deceased Owner)

(1) All parties must sign. (2) Please attach pages of trust/plan document (or corporate/entity resolution) which lists the name of trust/plan/entity, trustees/officers or authorized signatories, signatures and date. (3) The Certification of Investment Powers for Trust Accounts form may be completed in lieu of providing trust documents. You may request a copy of this form by calling [phone#].

3.	ACCOUNT INFORMATION (SSN OR TIN REQUIRED)

Investor/Trustee 1 Name

SSN/TIN	DOB

Investor/Trustee 2 Name

SSN/TIN	DOB

☐ Please complete if registration of shares is different than above:
Account Registration

Taxable ID

Legal Address		City

		State	Zip Code

Mailing Address		City

		State	Zip Code
(If same as above, please write “same”)

Phone (Day)		E-mail

Phone (Evening)

☐ US Citizen ☐ US Citizen residing outside the US ☐ Foreign citizen, country*

☐ Check here if you are subject to backup withholding. (Please attach a copy of the withholding notice.)

Sign here if you would like to receive investor communications electronically. Electronic delivery of investor communications is optional.**

Signature of Investor	Date

*	A U.S. Social Security number or Taxpayer Identification Number is required for all entities and authorized signers to open an account. Nonresident Aliens must supply a completed and signed original IRS Form W-8BEN.
**	By checking this box, Rodin Income Trust, Inc. will make certain investor communications available on its website at [website] and notify you via e-mail when such documents are available. Investor communications that may be delivered electronically include account statements, tax forms, annual reports, proxy statements and other investor communications. By electing electronic delivery, you: (i) agree that you have provided a valid e-mail address in this Section 3; (ii) agree that you have the appropriate hardware and software to receive e-mail notifications and view PDF documents; (iii) understand you may incur certain costs associated with downloading and printing investor documents; and (iv) understand that electronic delivery also involves risks related to system or network outages that could impair your timely receipt of or access to your documents. Rodin Income Trust, Inc. may choose to send one or more items to you in paper form despite your consent to electronic delivery. You may also request a paper copy of any particular investor document. Your consent will be effective until you revoke it by either changing your delivery preference online at [website], and logging into the site using the “Investor Login” option or by contacting Rodin Income Trust, Inc. at [phone#].

4.	CUSTODIAN/THIRD PARTY ADMINISTRATOR INFORMATION

Custodian/Administrator Name

Custodian/Administrator Address 1

Custodian/Administrator Address 2

Custodian/Administrator City	State	Zip Code

Custodian/Administrator Phone No.

Custodian/Administrator Tax ID

Investor’s Account No. with Custodian/Administrator

By executing this Subscription Agreement, the Custodian/Administrator certifies to the Company that the shares purchased pursuant to this Subscription Agreement are held for the benefit of the investor named in section 3 of this Subscription Agreement (the “Beneficial Owner”). The Custodian/Administrator agrees to notify the Company promptly, but in any event within 30 days of any change in the names of the Beneficial Owner or the number of shares for which the Custodian/Administrator holds shares. The Custodian/Administrator confirms that the Company is entitled to rely on these representations for purposes of determining the stockholders entitled to notice of or to vote at each annual or special meeting of stockholders of the Company until delivery by the Custodian/Administrator to the Company of a written statement revoking such representations (provided, however, that any such revocation delivered after the record date or the closing of the stock transfer books of the Company in respect of any annual or special meeting of stockholders, but on or prior to the date of such annual or special meeting of stockholders shall not be effective until after the holding of such annual or special meeting of stockholders of the Company). Each Beneficial Owner (and not the Custodian/Administrator) will then be deemed the holder of record for the shares of common stock for purposes of determining the stockholders holding common stock entitled to notice of or to vote at each annual or special meeting of stockholders.

5.	DISTRIBUTION INFORMATION (CHOOSE ONE OR MORE OF THE FOLLOWING OPTIONS)

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%. Without custodial approval, cash distributions will be paid directly to the custodian for all custodial accounts.

% of distribution
☐ I prefer to participate in the Dividend Reinvestment Plan, as described in the Prospectus.

☐ Send distributions via check to investor’s home address (not available without custodial approval, if applicable)

☐ Send distributions via check to alternate payee listed below (not available without custodial approval, if applicable)

Name

Address

City	State	Zip Code

Account No.

☐ Direct Deposit (Attach Voided Check) I authorize Rodin Income Trust, Inc., or its agent (collectively, “Rodin”) to deposit my distributions in the checking or savings (not available for brokerage accounts) account identified below. This authority will remain in force until I notify Rodin in writing to cancel it. In the event that Rodin deposits funds erroneously into my account, Rodin is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit (not available without custodial approval, if applicable).	% of distribution

Financial Institution Name	☐ Checking ☐ Savings

ABA/Routing No.	Account No.

6.	BROKER-DEALER AND REGISTERED REPRESENTATIVE INFORMATION

Selling Agreement must be executed with Cantor Fitzgerald to be listed as agent/firm of record.

Broker-Dealer Name

Representative Name	Rep. No.

Representative’s Company Name	Branch ID

Representative’s Address

Rep’s City	State	Zip Code

Rep’s Phone No.	Fax No.

Rep’s E-mail Address

REGISTERED INVESTMENT ADVISER (RIA): All sales of shares of common stock must be made through a Broker-Dealer. If a RIA has introduced a sale, the sale must be conducted through (i) the RIA in its capacity as a Registered Representative, if applicable; (ii) a Registered Representative of a Broker-Dealer that is affiliated with the RIA, if applicable; or (iii) if neither (i) or (ii) is applicable, an unaffiliated Broker-Dealer.

Rodin Income Trust – Subscription Agreement

7.	SUBSCRIBER SIGNATURES

TAXPAYER IDENTIFICATION NUMBER CONFIRMATION (REQUIRED): The investor signing below, under penalties of perjury, certifies that (i) the number shown on this Subscription Agreement is his or her correct Taxpayer Identification Number (or he or she is waiting for a number to be issued to him or her ), (ii) he or she is not subject to backup withholding either because he or she has not been notified by the Internal Revenue Service (“IRS”) that he or she is subject to backup withholding as a result of a failure to report all interest or distributions, or the IRS has notified him or her that he or she is no longer subject to backup withholding and (iii) he or she is a U.S. Citizen unless otherwise indicated in Section 3. NOTE: CLAUSE (ii) IN THIS CERTIFICATION SHOULD BE CROSSED OUT IF THE WITHHOLDING BOX HAS BEEN CHECKED IN THE INVESTOR INFORMATION SECTION.

Please separately initial each of the representations below, if applicable. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. For the purposes of this Section 7, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles and liquid net worth is defined as that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable investments. In order to induce Rodin Income Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows:

		Owner Initials	Joint Owner Initials

(a)	I have received the final Prospectus of Rodin Income Trust, Inc., as amended and supplemented as of the date hereof, at least five business days before signing this Subscription Agreement.	☐	☐

(b)	I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth under “Suitability Standards” in the Prospectus. I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.	☐	☐

(c)	I acknowledge that this is a long term investment and there is no public market for the shares purchased. Thus, my investment in these shares is not liquid.	☐	☐

(d)	I am purchasing the shares for the account referenced in this Subscription Agreement.	☐	☐

(e)	I acknowledge I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing this Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.	☐	☐

(f)	If I am an Alabama resident, I acknowledge that I have a liquid net worth of at least ten times my investment in Rodin Income Trust, Inc. and other similar programs.	☐	☐

(g)	If I am a California resident, I acknowledge that I have (i) either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $150,000, and (ii) a net worth of at least ten times my investment in Rodin Income Trust, Inc.	☐	☐

(h)	If I am an Iowa resident, I acknowledge that I have (i) either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000 and a net worth of at least $100,000, and (ii) a liquid net worth of at least ten times my investment in Rodin Income Trust, Inc., its affiliates, and other similar programs. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.	☐	☐

(i)	If I am a Kansas resident, I acknowledge it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.	☐	☐

(j)	If I am a Kentucky resident, I acknowledge that I have a net worth of at least ten times my investment in Rodin Income Trust, Inc.	☐	☐

(k)	If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that Maine investors not invest more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	☐	☐

(l)	If I am a Massachusetts resident, I acknowledge it is recommended by the Massachusetts Securities Division that Massachusetts investors not invest more than 10% of their liquid net worth in this and similar direct participation investments.	☐	☐

(m)	If I am a Nebraska resident, I acknowledge that I have a net worth (exclusive of home, home furnishings, and automobiles) of at least ten times my investment in Rodin Income Trust, Inc. and securities of other similar programs.	☐	☐

(n)	If I am a Nevada resident, I acknowledge that I have a net worth (exclusive of home, home furnishings and automobiles) of at least 10 times my investment in Rodin Income Trust, Inc.	☐	☐

(o)	If I am a New Jersey resident, I acknowledge that I have (i) either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $70,000, and (ii) a liquid net worth of at least 10% my investment in Rodin Income Trust, Inc., its affiliates, and similar direct participation investments.	☐	☐

(p)	If I am a New Mexico resident, I acknowledge that I have a liquid net worth of at least 10% my investment in Rodin Income Trust, Inc., its affiliates, and other similar programs.	☐	☐

(q)	If I am a North Dakota resident, I acknowledge that I have a net worth of at least 10% my investment in Rodin Income Trust, Inc.	☐	☐

(r)	If I am an Oregon resident, I acknowledge that I have a net worth of at least 10% my investment in Rodin Income Trust, Inc. and its affiliates.	☐	☐

(s)	If I am a Tennessee resident, I acknowledge that I have a liquid net worth (exclusive of home, home furnishings and automobiles) of at least 10% my investment in Rodin Income Trust, Inc.	☐	☐

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. If custodial held account, Administrator or Custodian must sign.

Signature of Investor	Date	Signature of Joint Investor or, for Custodial Held Accounts, of Custodian or Administrator	Date

Investors will receive confirmations of their purchases upon acceptance of their subscriptions.

Rodin Income Trust – Subscription Agreement

8.	FINANCIAL REPRESENTATIVE SIGNATURES

The investor’s financial advisor must sign below to complete the order. The financial advisor hereby warrants that he is duly licensed and may lawfully offer and sell the shares of common stock in the state where the sale was made and in the state designated as the investor’s legal residence. The financial advisor agrees to maintain records of the information used to determine that an investment in the shares is suitable and appropriate for the investor for a period of six years. The undersigned confirms by their signatures that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified in this Subscription Agreement are true, correct and complete in all respects; (ii) discussed such investor’s prospective purchase of shares with such investor; (iii) advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares and other fundamental risks related to the investment in the shares, the restrictions on the transfer of the shares and the risk that the investor could lose his or her entire investment in the shares; (iv) delivered to such investor the Prospectus required to be delivered in connection with this subscription; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; and (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

I understand this Subscription Agreement is for Rodin Income Trust, Inc.

Signature of Financial Representative	Date	Branch Manager Signature (If required by Broker/Dealer)	Date

PLEASE NOTE: Until we have raised the minimum offering amount, you should make your check payable to “[Escrow Agent], as escrow agent for Rodin Income Trust, Inc.” Once we have raised $2,000,000 in the offering, including investments from persons who are affiliated with us, our sponsors or our advisor you should make your check payable to “Rodin Income Trust, Inc.”

Until we have raised the applicable minimum offering amount (see above), the Subscription Agreement, together with a check for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the [Escrow Agent] address below.

Regular Mail or Overnight Delivery

[Escrow Agent], as Escrow Agent for

Rodin Income Trust, Inc.

[Address

X

X

Attention: X]

[phone#]

Once the applicable minimum offering amount has been raised (above), the Subscription Agreement, together with a check for the full purchase price, should be delivered or mailed by your Broker-Dealer or Registered Investment Advisor, as applicable, to:

Regular Mail	Overnight Delivery

Rodin Income Trust, Inc.	Rodin Income Trust, Inc.
[c/o X	[c/o X
Address	Address
X]	X]

[phone#]

After escrow, payments may be wired to: (Subscription Agreements may be faxed or sent to the address above.)

[Escrow Agent Address X X ABA# XXXXXXXXX]	Account name: Cantor Real Estate Advisors LLC, as Trustee for Rodin Income Trust, Inc. [Account #: XXXXXXXXXX]

DOCUMENT FAX ACCEPTABLE – FAX FORM TO [fax#]

Rodin Income Trust – Subscription Agreement

4/14	7015-A

APPENDIX B

DISTRIBUTION REINVESTMENT PLAN

Rodin Income Trust, Inc., a Maryland corporation (the “Company”), has adopted a Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.

1. Participants. “Participants” are holders of the Shares who elect to participate in the DRP.

2. Distribution Reinvestment. Exclusive of dividends and other distributions that the Company’s board of directors designates as ineligible for reinvestment through this DRP, the Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of Common Stock (the “Shares”) to the purchase of additional Shares for such Participant. To the extent required by state securities laws, such shares will be sold through the broker-dealer and/or dealer manager through whom the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on Shares purchased in the DRP. The Shares purchased pursuant to the DRP shall be of the same share class as the shares with respect to which the Participant is receiving cash distributions to be reinvested in the DRP.

3. Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company, the dealer manager or participating broker-dealers. To increase their participation, Participants must complete a new enrollment form and, to the extent required by state securities laws, make the election through the dealer manager or the Participant’s broker-dealer, as applicable. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s Subscription Agreement, enrollment form or other Company-approved authorization form. Shares will be purchased under the DRP on the date that the Company makes a Distribution.

4. Purchase of Shares. Until the Company establishes an estimated value per share of each class of Shares that is not based on the price to acquire such share in the primary offering, Participants will acquire Shares at a price per share equal to the then-current offering price of the Shares, less the associated selling commission and the dealer manager fee payable by the Company. Currently, such amount for each class of Shares is $25.25 per share, but this amount may change. Participants in the Plan may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s charter, as amended.

5. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

6. Share Certificates. The Shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

7. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all Shares acquired by the Participant through the DRP.

8. Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof. The Company shall provide such information reasonably requested by the dealer manager or a participating broker-dealer, in order for the dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934.

B-1

9. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least four business days prior to the last business day prior to the payment of such Distribution. Notwithstanding the preceding sentence, if the Company announces a new estimated value per Share, then a Participant shall have no less than two business days after the date of such announcement to notify the Company in writing of Participant’s termination of participation in the DRP and Participant’s termination will be effective for the next date shares are purchased under the DRP. Any transfer of shares by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.

10. Amendment, Suspension or Termination of DRP by the Company. The Company may amend, suspend or terminate the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission or (b) in a separate mailing to the participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

12. Governing Law. The DRP shall be governed by the laws of the State of Maryland.

B-2

[INSERT LOGO]

Rodin Income Trust, Inc.

Maximum Offering of

$1,250,000,000 in Shares of

Class A, Class T and Class I

Common Stock

PROSPECTUS

Cantor Fitzgerald & Co.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Rodin Income Trust, Inc. (the “Company”) in connection with the distribution of the securities being registered, other than selling commissions and the dealer manager fee. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Item	Amount
SEC registration fee		$125,875
FINRA filing fee		188,000
Legal fees and expenses		[●]
Blue sky fees and expenses		[●]
Accounting fees and expenses		[●]
Sales and advertising expenses		[●]
Issuer costs regarding bona fide training and education meetings and retail seminars		[●]
Printing		[●]
Postage and delivery of materials		[●]
Transfer agent and administrative services relating to the issuance of shares in the offering		[●]
Due diligence expenses (retailing)		[●]
Telephone		[●]
Miscellaneous expenses		[●]
Expense reimbursement for broker-dealer technology and other costs		[●]
Expense reimbursements for retail and wholesaling activities		[●]
Legal fees—dealer manager portion		[●]
Promotional items		[●]
Total	$	[●]

Item 32. Sales to Special Parties

The Company’s directors and officers and, to the extent consistent with applicable laws and regulations, the employees of Cantor Real Estate Advisors, LLC and affiliated entities, business associates and others purchasing pursuant to the Company’s “friends and family” program, will be allowed to purchase Class A Shares in the Company’s primary offering at a discount from the public offering price. The purchase price for such shares will be $24.45 per Class A Share, reflecting the fact that selling commissions and dealer manager fees in the amount of $1.90 and $0.82 per share, respectively, will not be payable in connection with such sales. The dealer manager has agreed to sell up to 5% of the shares offered in the primary offering to persons to be identified by the Company at a discount from the public offering price pursuant to the “friends and family” program. The net proceeds to the Company from such sales made net of commissions will be substantially the same as the net proceeds the Company receives from other sales of shares in the primary offering.

Item 33. Recent Sales of Unregistered Securities

Sale to Cantor Real Estate Advisors, LLC

In connection with the Company’s organization, in January 2016, it issued 8,180 Class A Shares to Cantor Real Estate Advisors, LLC at a purchase price of $24.45 per share for an aggregate purchase price of $200,001. The Company issued these shares in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933 (the “Act”).

Item 34. Indemnification of Directors and Officers

Subject to the limitations set forth below, the Company has included in its charter a provision limiting the liability of its directors and officers to the Company and its stockholders for money damages. Under Maryland law, such exculpation is not permitted for any liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Subject to the limitations set forth below, the charter also provides that the Company shall indemnify and advance expenses to a director, an officer or the advisor or any of its affiliates against any and all losses or liabilities reasonably incurred by them in connection with or by reason of any act or omission performed or omitted to be performed on behalf of the Company in such capacity.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which the Company’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The Maryland General Corporation Law permits directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established: (i) an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

However, in addition to the above limitations of the Maryland General Corporation Law, the Company’s charter provides that, the Company shall not indemnify a director, the advisor or any of the advisor’s affiliates (each an “Indemnitee”) for any liability or loss suffered by an Indemnitee, nor shall it hold an Indemnitee harmless for any liability or loss suffered by the Company, unless all of the following conditions are met: (i) an Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company; (ii) the Indemnitee was acting on behalf of or performing services for the Company; (iii) such liability or loss was not the result of (A) negligence or misconduct by the Indemnitee, excluding an Independent Director, or (B) gross negligence or willful misconduct by an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from its common stockholders. Notwithstanding the foregoing, an Indemnitee shall not be indemnified by the Company for any losses, liability or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission (the “SEC”) and of the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The charter provides that the advancement of Company funds to an Indemnitee for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not a common stockholder or the legal action is initiated by a common stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Indemnitee provides the Company with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written agreement to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, if the Indemnitee is found not to be entitled to indemnification.

It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

The Company has entered into indemnification agreements with each of its directors and executive officers. Pursuant to the terms of these indemnification agreements, the Company will indemnify and advance expenses and costs incurred by its directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of their service. However, the Company’s indemnification obligation is subject to the limitations set forth in the indemnification agreements and in its charter. The Company has also purchased and maintains insurance on behalf of all of its directors and executive officers against liability asserted against or incurred by them in their official capacities with the Company, whether or not the Company is required or has the power to indemnify them against the same liability.

Item 35. Treatment of Proceeds from Stock Being Registered

Not applicable.

Item 36. Financial Statements and Exhibits

(a) Financial Statements. See Index to Consolidated Balance Sheet and Prior Performance Tables.

(b) Exhibits.

The following exhibits are filed as part of this registration statement or incorporated into this registration statement by reference:

Exhibit Number	Description

1.1	Form of Dealer Manager Agreement

1.2	Form of Selected Dealer Agreement

3.1	Form of Articles of Amendment and Restatement*

3.2	Amended and Restated Bylaws*

4.1	Form of Subscription Agreement, included as Appendix A to the prospectus

4.2	Form of Distribution Reinvestment Plan, included as Appendix B to the prospectus

5.1	Opinion of Venable LLP as to the legality of the securities being registered*

8.1	Opinion of Greenberg Traurig, LLP regarding certain federal income tax considerations*

10.1	Form of Escrow Agreement*

10.2	Form of Advisory Agreement*

10.3	Form of Limited Partnership Agreement of Operating Partnership*

10.4	Form of Distribution Support Agreement*

10.5	Form of Indemnification Agreement*

21.1	Subsidiaries of the Company*

23.1	Consent of Venable LLP (included in Exhibit 5.1)*

23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)*

23.3	Consent of Ernst & Young LLP*

24.1	Power of Attorney (included on signature page of registration statement)*

*	To be filed by amendment.

Item 37. Undertakings

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectuses required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and our offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	that for the purpose of determining any liability under the Securities Act to any purchaser:

(i)	if the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of our offering;

(5)	that all post-effective amendments will comply with the applicable forms, rules and regulations of the SEC in effect at the time such post-effective amendments are filed;

(6)	that, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the registrant relating to our offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to our offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii)	the portion of any other free writing prospectus relating to our offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv)	any other communication that is an offer in our offering made by the registrant to the purchaser;

(7)	to send to each stockholder, at least on an annual basis, a detailed statement of any transactions with the registrant’s advisor or its affiliates and of fees, commissions, compensations and other benefits paid or accrued to the advisor or its affiliates, for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed;

(8)	to provide to the stockholders the financial statements required by Form 10-K for the first full fiscal year of operations;

(9)	to file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing stockholders. Each sticker supplement shall disclose all compensation and fees received by the advisor and its affiliates in connection with any such acquisition. The post-effective amendment shall include or incorporate by reference audited financial statements in the format described in Rule 3-14 of Regulation S-X that have been filed or should have been filed on Form 8-K for all significant properties acquired during the distribution period;

(10)	to file after the distribution period a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, for each significant property acquired and to provide the information contained in such report to the existing stockholders at least once each quarter after the distribution period of the offering has ended; and

(11)	insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [●] day of [●], 2016.

RODIN INCOME TRUST, INC.

By:
Jon Vaccaro
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Rodin Income Trust, Inc. (the “Company”), and each of us, do hereby constitute and appoint [●] and [●], or either of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers of the Company and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys-in-fact or agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the filing of this Registration Statement on Form S-11, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below for the Company, any and all amendments (including post-effective amendments) to such Registration Statement and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

	Chairman of the Board of Directors	[●], 2016
Michael Lehrman

	Chief Executive Officer (Principal Executive Officer)	[●], 2016
Jon Vaccaro

	Chief Financial Officer and Treasurer (Principal Financial Officer)	[●], 2016
Steve Bisgay

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Dealer Manager Agreement

1.2	Form of Selected Dealer Agreement

3.1	Form of Articles of Amendment and Restatement*

3.2	Amended and Restated Bylaws*

4.1	Form of Subscription Agreement, included as Appendix A to the prospectus

4.2	Form of Distribution Reinvestment Plan, included as Appendix B to the prospectus

5.1	Opinion of Venable LLP as to the legality of the securities being registered*

8.1	Opinion of Greenberg Traurig, LLP regarding certain federal income tax considerations*

10.1	Form of Escrow Agreement*

10.2	Form of Advisory Agreement*

10.3	Form of Limited Partnership Agreement of Operating Partnership*

10.4	Form of Distribution Support Agreement*

10.5	Form of Indemnification Agreement*

21.1	Subsidiaries of the Company*

23.1	Consent of Venable LLP (included in Exhibit 5.1)*

23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)*

23.3	Consent of Ernst & Young LLP*

24.1	Power of Attorney (included on signature page of registration statement)*

*	To be filed by amendment.